 **United Technologies**

Notice of 2020
Annual Meeting
of Shareowners
and Proxy Statement



We offer our customers the most cutting-edge, sustainable technologies.

Carrier's Infinity Controls, combined with its energy-efficient geothermal solutions, earn the Energy Star "Most Efficient" rating for geothermal products and are 45% more energy efficient than standard heating and cooling systems.

Carrier Transicold & Refrigeration Systems' cold-chain solutions are used in the preservation of food from origin to point of sale, helping to reduce global food waste and its impact on the environment.

Otis' Gen2 Switch elevator uses less electricity than most household appliances. If the power fails, the Gen2 Switch elevator continues to operate off of battery power. It also can operate on wind and solar power.

Since entering into service in early 2016, **Pratt & Whitney's Geared Turbofan ("GTF") engine** has demonstrated its ability to reduce fuel burn by 16%, reduce NOx emissions by 50% to the regulatory standard and the noise footprint by 75%.

Collins Aerospace's DURACARB carbon brakes are providing customers with weight savings, and thereby fuel savings, and have about a 35% advantage in brake life over competing manufacturers' material.

Marioff's HI-FOG water mist systems use up to 90% less water than traditional sprinkler systems.

United Technologies

March 13, 2020

Notice of 2020 Annual Meeting of Shareowners

Meeting Information

DATE AND TIME:
April 27, 2020
8:00 a.m. Eastern Time
(doors open at 7:30 a.m.)

LOCATION:
Ritz-Carlton Tysons Corner
1700 Tysons Boulevard
McLean, VA 22102

Your vote is very important. Please submit your proxy or voting instructions as soon as possible.

Agenda

1: Election of the Eight Director Nominees Listed in the Proxy Statement

2: Advisory Vote to Approve Executive Compensation

3: Appoint PricewaterhouseCoopers LLP to Serve as Independent Auditor for 2020

4: Consideration of the Shareowner Proposals Set Forth in the Proxy Statement, if Properly Presented

5: Other Business, if Properly Presented

Who may vote:
If you owned shares of UTC Common Stock at the close of business on March 3, 2020, you are entitled to receive this Notice of the Annual Meeting and to vote at the meeting, either in person or by proxy.

How to attend:
Please request a ticket in advance by following the instructions on page 85.

Please review your Proxy Statement and vote in one of the four ways described below.

By Order of the Board of Directors.

Peter J. Graber-Lipperman
Corporate Vice President, Secretary & Associate General Counsel

Voting methods available to you:



THE INTERNET
Visit the website on your proxy card.



BY TELEPHONE
Call the telephone number on your proxy card.



BY MAIL
Sign, date and return your proxy card in the enclosed envelope.



IN PERSON
Attend the Annual Meeting in McLean, Virginia.

See pages 85-86 for instructions on how to attend and vote in person.

Table of Contents

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareowners to be held on April 27, 2020. This Notice of the 2020 Annual Meeting of Shareowners and Proxy Statement as well as UTC's 2019 Annual Report are available free of charge at www.proxyvote.com or at www.utc.com. References in either document to our website are for the convenience of readers, and information available at or through our website is not a part of nor is it incorporated by reference in the Proxy Statement or Annual Report.

The Board of Directors of United Technologies Corporation ("UTC," the "Company" or the "Corporation") is soliciting proxies to be voted at our 2020 Annual Meeting of Shareowners on April 27, 2020, and at any postponed or reconvened meeting. We expect that the Proxy materials or a notice of internet availability will be mailed and made available to shareowners beginning on or about March 13, 2020. At the meeting, votes will be taken on the matters listed in the Notice of 2020 Annual Meeting of Shareowners.

Proxy Summary

ANNUAL MEETING AGENDA

PROPOSAL 1:
Election of Directors
PAGES 7-15
BOARD RECOMMENDATION: **FOR** EACH DIRECTOR NOMINEE

PROPOSAL 2:
Advisory Vote to Approve Executive Compensation
PAGE 32
BOARD RECOMMENDATION: **FOR**

PROPOSAL 3:
Appoint PricewaterhouseCoopers LLP to Serve as Independent Auditor for 2020
PAGES 79-80
BOARD RECOMMENDATION: **FOR**

PROPOSAL 4:
Shareowner Proposal
PAGES 81-82
BOARD RECOMMENDATION: **NONE**

PROPOSAL 5:
Shareowner Proposal
PAGES 83-84
BOARD RECOMMENDATION: **AGAINST**

The summary below highlights selected information in this Proxy Statement. Please review the entire Proxy Statement and UTC's 2019 Annual Report before voting your shares.

2019 Performance Highlights

2019 was a truly extraordinary year for United Technologies Corporation.

We achieved record sales, 43.8% total shareowner return ("TSR"), and exceeded the earnings and cash flow expectations we communicated to investors for the year, all while meeting our customer commitments.

These achievements are even more impressive considering the historic portfolio transformation currently underway at UTC:

- The separation of Carrier and Otis into standalone, public companies (the "Spinoffs") is on track to be completed in the first half of 2020. Both companies will be leaders in their industries and will have the resources, capital and strategic flexibility to focus on the unique needs of their customers.
- Furthermore, in June we announced that following the Spinoffs, UTC (which will include Collins Aerospace Systems and Pratt & Whitney) would merge with Raytheon Company ("Raytheon") to form Raytheon Technologies (the "Merger"). The new combined company will be the premier global systems provider of advanced technologies that will define the future of aerospace and defense.

Our historical focus on growth through innovation, cost reduction, disciplined capital allocation and operational excellence, has built a solid foundation for each standalone company — Carrier, Otis and Raytheon Technologies — to create long-term, sustainable shareowner value well into the future. Transforming the UTC portfolio now gives each company the ability to go beyond how we have always done things and to deliver value to our stakeholders through focused reimagination and innovation.

In addition, the integration of Rockwell Collins and UTC Aerospace Systems into Collins Aerospace Systems ("Collins Aerospace"), ongoing since the acquisition of Rockwell Collins in November 2018, continues to be a success. The acquisition accounted for approximately 66 cents of earnings per share ("EPS") accretion in 2019 and is delivering on its goal to bring greater intelligence, connectivity and electrification of flight to aerospace customers.

"While 2020 marks the last chapter for United Technologies as it stands today, it also begins a bright future for Carrier, Otis and Raytheon Technologies as standalone, public companies. I'm excited about the future of each of these businesses, and I'm confident in the teams that we've put in place to drive sustainable, long-term value creation that's going to benefit customers, employees, shareowners and our communities for decades to come."

Gregory J. Hayes, Chairman & Chief Executive Officer

Financial Highlights

We delivered strong financial results in 2019. Notably, we reported EPS of $6.41 (GAAP) and adjusted EPS of $8.26 (non-GAAP). At the same time, sales grew by 16%, which included 5% organic growth, and net income grew by 5% (GAAP) and 16% (non-GAAP). We also delivered cash flow from operating activities of $8.9 billion (GAAP), and after capital expenditures, free cash flow was $6.6 billion (non-GAAP). Further, we continued our 83-year tradition of paying a dividend to shareowners and increased the dividends per share paid in 2019 by 3.7%.



Sales
(in billions)
GAAP
$77.0
Non-GAAP(1)
$77.0
Diluted Earnings Per Share
($ per share)
$6.41
$8.26
Cash Flow(2)
(in billions)
GAAP
$8.9
Non-GAAP(1)
$6.6
Net Income
(in billions)
$5.5
$7.1

16% sales growth

5% organic sales growth

5% net income growth

43.8% TSR in 2019

(1) See Appendix A on pages 95-96 for more information regarding these adjusted financial measures (non-GAAP).

(2) "GAAP cash flow" is cash flow from operating activities while "non-GAAP cash flow" is free cash flow.

Executive Compensation Overview

The Compensation Committee's 2019 Pay Decisions

As discussed in detail on pages 41-47, the Compensation Committee (the "Committee") makes annual pay decisions on three principal components of our executive compensation program: base salary, annual bonus and long-term incentives ("LTI"). Total direct compensation reflects the Committee's assessment of Company, business unit and individual performance for 2019. For this reason, it includes the LTI grant values approved by the Committee in early 2020. This differs from the February 2019 LTI award values shown in the Summary Compensation Table on page 65, which reflect the Committee's assessment of 2018 performance and are based on accounting valuations. Importantly, while total direct compensation provides a useful picture of the Committee's 2019 pay decisions, the actual value an executive earns will ultimately depend on the Company's stock price and future performance against pre-established goals. The following chart shows the 2019 total direct compensation for each of the five Named Executive Officers ("NEOs") who remain executive officers of the Company at the time of this Proxy Statement.

2019 NEO TOTAL DIRECT COMPENSATION

	Base Salary	Annual Bonus	LTI	Base Salary ($K)	Annual Bonus ($K)	LTI ($K)*	Total ($K)
Gregory J. Hayes	8%	21%	71%	$1,600	$4,200	$14,000	**$19,800**
Neil G. Mitchill, Jr.	21%	23%	56%	$650	$700	$1,700	**$3,050**
Robert K. Ortberg	13%	23%	64%	$1,210	$2,200	$6,000	**$9,410**
David L. Gitlin	14%	17%	69%	$1,000	$1,200	$5,000	**$7,200**
Judith F. Marks	13%	20%	67%	$1,000	$1,500	$5,000	**$7,500**

"At-Risk" Compensation

* Reflects values approved by the Committee for the LTI award granted on February 4, 2020. These values differ from the values that will be reported in the Summary Compensation Table in 2021, which will be calculated in accordance with FASB ASC Topic 718.

How We Align Pay with Performance

Our 2019 compensation program was designed to reward strong financial performance and strategic leadership that drives long-term, sustainable shareowner value. The largest portion of compensation for our CEO and our other NEOs is "at-risk" compensation — annual bonuses and long-term incentive awards that are contingent on Company performance relative to five key financial metrics.

Why these metrics? The Committee believes that these five metrics are essential indicators of the long-term financial health of our Company and therefore serve the fundamental objective of our executive compensation program: the alignment of executive pay with the interests of our shareowners. The Committee also believes that each of these metrics measures a particularly salient aspect of Company performance.

Annual Bonus Metrics (1 year)

- **Earnings** measure the immediate impact of operating decisions on the Company's annual performance. For our Corporate Office executives, we use net income, a UTC-wide goal; for each business unit, we use earnings before interest and taxes ("EBIT") as the relevant earnings metric.

- **Free Cash Flow ("FCF")** measures the Company's ability to generate cash to fund our operations and key business investments, whether that means funding critical research and development, strategic acquisitions, paying down debt or distributing earnings to shareowners.

Performance Share Unit Metrics (3 years)

- **EPS Growth** measures the Company's ability to create long-term, sustainable earnings that will ultimately drive total shareowner return.

- **Return on Invested Capital ("ROIC")** measures the efficiency with which we allocate capital resources, taking into account not just the quantity of earnings, but also the quality of earnings and investments that drive sustainable growth.

- **Relative Total Shareowner Return ("TSR")** measures our ability to return value to our shareowners compared to competing investment opportunities and is consistent with our program's pay-for-performance objectives.

How 2019 Performance Affected Incentive Payouts

The table below shows UTC's performance measured against the pre-established performance goals set for the 2019 annual bonus plan and the 2017 Performance Share Units ("PSUs"), which vested based on performance through the end of 2019.

Incentive Plans[1]	Performance Results	Performance Factor	Payout (as a % of target)
2019 Annual Bonus[2]			
Earnings (net income)	$7.1 billion	143%	**147%**
Free Cash Flow[3]	$7.4 billion	154%	
2017 PSUs			
3-Year EPS Growth	7.7%	119%	**114%**
3-Year ROIC	9.9%	100%	
3-Year Relative TSR vs. companies within the S&P 500 Index	56.2nd %ile	125%	

(1) Performance goals and results are based on non-GAAP financial measures. See Appendix B on page 97 for definitions of the performance metrics used for annual bonuses and PSUs. For additional details on how these goals and results were measured, see pages 42-43.

(2) Reflects annual bonus goals and results for UTC. Business unit goals and results differ. Refer to pages 42-43 for additional details.

(3) Adjusted for annual bonus purposes.

How the Spinoffs and Merger Affect Our Executive Compensation Program

Leading up to these transactions. To accommodate the pending Spinoffs and Merger, the Committee made certain short-term modifications to the design of our incentive programs, as described in the table below.

Following these transactions. The Committee does not consider the modifications described below to be permanent structural changes to our compensation program or philosophy. Following the Spinoffs and Merger, the compensation committees of Carrier, Otis and Raytheon Technologies will each review their executive compensation program's design to ensure that it aligns with their compensation philosophies.

WHAT SHORT-TERM CHANGES WERE MADE TO ACCOMMODATE THE SPINOFFS AND MERGER?

What we changed	**Why** we changed it
Our 2019 PSU awards have three annual EPS growth goals. In February 2019, the Committee approved three annual EPS growth goals instead of the single three-year EPS compound annual growth rate ("CAGR") goal it has historically set.	Upon the Spinoffs, PSUs will be measured and converted into Restricted Stock Units ("RSUs") of each executive's post-Spinoff employer that will remain subject to time-based vesting (see below for details). To facilitate the measurement of performance at the time of the Spinoffs, the Committee set three annual EPS growth goals for the 2019 PSUs.
We did not grant PSUs in early 2020. The Committee approved a change to the 2020 LTI mix for all executives. In February 2020, executives were granted 50% of their annual LTI award in the form of Stock Appreciation Rights ("SARs") and the remaining 50% in the form of RSUs.	Since we expect the Spinoffs and Merger to occur in the first half of 2020, the Committee determined that setting long-term financial performance goals was not a viable option in advance of these transformational transactions. We expect the Committee to return to granting PSUs in 2021.
We changed our annual bonus funding formula for business unit executives for 2019 and 2020. For 2019 and 2020, the annual bonus funding formula for business unit executives is based solely on business unit performance. Previously, 60% of funding was based on business unit performance and 40% on UTC's overall performance.	For the period leading up to the Spinoffs of Carrier and Otis and the Merger with Raytheon, the Committee wanted business unit executives to concentrate on business unit-specific goals. This focus on segment-only performance also enables each business unit to maintain its 2020 performance goals before and after the Spinoffs and Merger.
We implemented a Merger Severance Plan for our Corporate Office executives. Upon the announcement of the Merger with Raytheon, the Committee approved certain severance protections for our Corporate Office executives.	While the Merger with Raytheon does not constitute a "change-in-control" under the terms of our current severance program or LTI plan, its implementation as a "Merger of Equals" will result in some positions being eliminated at both companies. Therefore, to assure continuity of management for our Corporate Office executives through the Spinoffs and Merger, the Committee determined it necessary to provide these executives with enhanced severance protections. This plan will become effective upon the Merger and will expire on the second anniversary of the Merger (see pages 61-62 for additional details on this plan).

WHAT WILL HAPPEN TO OUTSTANDING LONG-TERM INCENTIVE AWARDS?

Unvested awards. All LTI awards held by UTC executives that have not vested prior to the Spinoffs will be converted into unvested awards of each executive's post-Spinoff employer (whether that is UTC, Carrier or Otis). This treatment will align executives' interests with the shareowners of their post-Spinoff employer.

In addition, since our PSUs incorporate UTC-wide performance goals that will no longer be measurable after the Spinoffs and Merger, the PSUs granted in 2018 and 2019 will convert into unvested RSUs of the executive's post-Spinoff employer. The conversion formula will take into account UTC's performance for the period up to the Spinoffs, with target-level performance assumed for the remaining pro-rata portion of the performance period. These RSUs will remain eligible to vest after the Spinoffs, subject to the executive's continued employment with his or her post-Spinoff employer.

Vested awards. Vested UTC SAR awards will be converted into vested SAR awards in all three companies — UTC, Carrier and Otis — regardless of where an executive works after the Spinoffs. The Committee believes this treatment recognizes the executive's contributions to overall Company performance prior to the Spinoffs.

Governance and Board Highlights

UTC is committed to strong corporate governance practices, which the Board believes are critical to achieving long-term shareowner value and which strengthen Board and management accountability. The following are highlights of our governance framework and the diversity of our Board:

INDEPENDENT AND ENGAGED BOARD

75% of our director nominees are independent

All standing committees (except Finance) are comprised entirely of independent directors

98% overall attendance by directors at 10 Board meetings in 2019

99% overall attendance by directors at committee meetings in 2019

75% or more of the Board and applicable committee meetings were attended by each director in 2019

100% director attendance at the 2019 Annual Meeting

GOVERNANCE BEST PRACTICES

- Annual election of all directors
- Majority voting for directors in uncontested elections
- Robust Lead Director role with explicit responsibilities
- Proxy access
- Shareowners can act by written consent
- 15% of shareowners can call special meetings
- Independent directors meet regularly without management
- Board regularly reviews strategic direction and priorities
- Board regularly reviews significant risks, including cybersecurity risks
- Board regularly reviews government relations activities
- Annual advisory vote on executive compensation
- Rigorous share ownership requirements for directors and senior management
- No hedging, short sales or pledging of UTC securities
- Annual Board, committee and director evaluations
- Active and ongoing shareowner engagement

DIVERSITY IN BACKGROUND OF THE DIRECTOR NOMINEES



50% current or former CEOs

38% women and people of color

38% current or former CFOs or Chief Investment Officers

25% with STEM degrees

25% worked outside the United States

25% worked in government

DIVERSITY IN TENURE OF THE NOMINEES



<3 years	3
3-8 years	5
≥9 years	

We believe that diversity in experience and perspective on the Board are of the utmost importance for reaching sound decisions that drive shareowner value.

Board Nominees

Skills and Expertise

	Director Since	Other Public Boards	Financial	Government	International	Knowledge of Company/Industry	Risk Management/ Oversight	Senior Leadership	Technology and Innovation
LLOYD J. AUSTIN III General, U.S. Army (Retired) and Former Commander of U.S. Central Command	2016	2		■	■		■	■	
GREGORY J. HAYES Chairman & Chief Executive Officer, United Technologies Corporation	2014	0	■			■	■	■	
MARSHALL O. LARSEN Retired Chairman, President & Chief Executive Officer, Goodrich Corporation	2012	2	■			■		■	
ROBERT K. (KELLY) ORTBERG Special Advisor to the Office of the Chairman & CEO, United Technologies Corporation	2020*	1				■		■	■
MARGARET L. O'SULLIVAN Professor, Harvard University Kennedy School	2017	0		■	■		■		
DENISE L. RAMOS Retired Chief Executive Officer & President, ITT Inc.	2018	2	■			■		■	■
FREDRIC G. REYNOLDS Retired Executive Vice President & Chief Financial Officer, CBS Corporation	2016	2	■				■		■
BRIAN C. ROGERS Retired Chairman, T. Rowe Price Group, Inc.	2016	1	■			■	■	■	

* As noted on page 10, Mr. Ortberg was nominated for election at the 2020 Annual Meeting. If the Merger occurs before the Annual Meeting, Mr. Ortberg will be appointed to the UTC Board immediately prior to the effective date of the Merger.

Proposal 1: Election of Directors

What am I voting on?

We are seeking your support for the election of the **eight individuals** that the Board has nominated to serve on the Board of Directors for a **one-year term beginning on the date of the Annual Meeting**. We believe that the nominees have the qualifications consistent with our position as a large, diversified industrial corporation with worldwide operations. We also believe that the nominees have the experience and perspective to guide United Technologies as we separate into three independent companies and then merge with Raytheon to form Raytheon Technologies.

Criteria for Board Membership

▶ **The Board and the Committee on Governance and Public Policy (the "Governance Committee")** believe that there are general attributes all directors must exhibit, and that other key skills and expertise should be represented on the Board as a whole, but not necessarily by each director.

The following attributes are essential for all UTC directors, and we believe that our current directors exhibit these attributes:

- Objectivity and independence in making informed business decisions
- Extensive knowledge, experience and judgment
- Highest integrity
- Diversity of perspective

- Willingness to devote the extensive time necessary to fulfill a director's duties
- Appreciation for the role of a corporation in society
- Loyalty to the interests of UTC and its shareowners

While we do not have a policy on Board diversity, a director's ability to contribute to the diversity of perspectives necessary in Board deliberations is an attribute that is critical to the Company's long-term success.

Key Skills and Expertise

The Board and the Governance Committee have identified the following skills and expertise as essential for effective oversight in light of the Company's business requirements and strategy:

Senior Leadership
Extensive leadership experience with a significant enterprise, resulting in a practical understanding of organizations, processes and strategic planning, along with demonstrated strengths in developing talent, succession planning, and driving change and long-term growth.

Knowledge of Company/ Industry
Knowledge of, or experience in, the specific industries in which UTC operates, whether acquired through service as a senior leader in one of those industries, as an institutional investor, through longer-term service on the UTC Board or through experience with an industrial company that transformed its portfolio of businesses.

Financial
Leadership of a financial firm, management of an enterprise's finance function or of a large P&L, resulting in proficiency in complex financial management, financial reporting processes, capital allocation, capital markets, and mergers and acquisitions — representing the importance we place on accurate financial reporting, and robust financial controls and compliance.

Risk Management/ Oversight

This experience is critical to the Board's role in overseeing and understanding major risk exposures, including significant financial, operational, compliance, reputational, strategic, international, political and cybersecurity risks.

International

UTC has operations around the world and a significant portion of our sales comes from outside the United States. Directors with international experience thus impart valuable business, political and cultural perspectives.

Technology and Innovation

Experience in research and development, engineering, science, digital media or technology. This translates into an understanding of UTC's technological innovations, development and marketing challenges, how to anticipate technological trends, and how to generate disruptive innovation — all of which helps the Company execute on our business objectives and strategy.

Government

Directors who have served in senior positions in the government or the military provide constructive insights about how significant government policies and public policy issues may affect our Company and how to effectively respond to those matters.

The chart below illustrates the diverse set of key skills and areas of expertise represented on our Board. Each director's biography highlights the three key skills and areas of expertise upon which the Board particularly relies, in addition to describing each director's significant work experience and service.

KEY SKILLS AND EXPERTISE



Skill	Percentage
Senior Leadership	75%
Knowledge of Company/Industry	63%
Financial	63%
Risk Management/Oversight	63%
International	25%
Technology and Innovation	38%
Government	25%

Director Orientation and Education

Director Orientation

New directors participate in orientation sessions to familiarize them with the roles and responsibilities of the Board, including topics tailored to each director's committee assignments. New directors also learn about the Company's strategy, the business units, financial statements, and significant financial, accounting and risk management issues as well as our compliance programs.

Director Continuing Education

As part of our directors' continuing education, the Board strives to visit at least one of UTC's business units each year. This gives directors a first-hand understanding of that business' operations, and it provides the opportunity to interact with employees and key executives. In 2019, directors visited the Pratt & Whitney facility in Middletown, Connecticut, where they learned more about the technological underpinnings and production complexities associated with the Geared Turbofan and F135 engine programs.

Directors also are encouraged to attend outside continuing education programs. Additional presentations and materials, including updates on recent business developments and on topical and beneficial subjects, are provided from time to time to certain directors or to all directors, as appropriate.

Board Self-Evaluation Process

The Board appreciates that robust and constructive self-evaluation is an essential element of good corporate governance, Board effectiveness and continuous improvement. To this end, the Board evaluates annually its own performance and that of the standing committees and individual directors.

The Governance Committee is responsible for and oversees the design and the manner in which the annual self-evaluation is completed.



The Lead Director and the Governance Committee Chair jointly lead the self-evaluation process.

The self-evaluation informs the Board's consideration of the following:

- Board roles
- Opportunities to increase the Board's effectiveness, including the addition of new skills and expertise
- Refreshment objectives, including composition and diversity
- Succession planning

As part of the 2019 evaluation process, each of the independent directors conferred with Ms. Kullman, our Lead Director, or Mr. Rogers, the Chair of the Governance Committee, to provide feedback and to allow for the candid assessment of peer contributions and performance. Afterwards, Ms. Kullman and Mr. Rogers collaborated to provide a summary of the assessment, which the Board discussed in its private session.

The self-evaluation process has generated improvements in recent years to our corporate governance practices and the Board's effectiveness, including:

- Expanding the Lead Director's role and responsibilities
- Allocating more time to private sessions of the independent directors
- Restructuring the standing committees to allocate more time to strategy discussions at Board meetings
- Improving the Board's self-evaluation process itself

Board Refreshment and Nominating Process

The Governance Committee regularly reviews with the Board the key skills and expertise that are most important in selecting candidates to serve as directors, taking into account UTC's varied operations and the mix of capabilities and experience already represented on the Board. As part of the Board's annual evaluation of its effectiveness, the Board considers the following with regard to its composition:



Does the Board reflect the diversity of experience, skills and perspectives that continuously enhance its oversight role and need to effectively support UTC's growth and strategy?

Based on these considerations, the Board adjusts the priority it places on various qualifications when identifying candidates.

Outcomes Since 2016:
- Seven new independent directors
- More diverse Board
- Technology and cybersecurity expertise
- Senior government and military experience
- Enhanced financial expertise
- Industrial spinoff experience

Our Governance Guidelines require that directors retire at the annual meeting after reaching age 72, unless the Board makes an exception to the policy in special circumstances. The Governance Guidelines and Bylaws, however, do not impose term limits because the Board believes that a director who serves for an extended period develops a deep understanding of the Company's history, practices and strategy, and is therefore uniquely positioned to provide insight and perspective regarding UTC's current operations and strategic direction. Nonetheless, the Board's self-evaluation process, including individual director evaluations, contributes to the Governance Committee's consideration of each incumbent's skills and experience as part of the nomination and refreshment process.

The Governance Committee considers candidates recommended by the directors, management and shareowners who satisfy the qualifications UTC seeks in its directors. A shareowner may recommend a director candidate by writing to the UTC Corporate Secretary (see page 90 for contact information). The Governance Committee also may engage search firms to assist in identifying and evaluating qualified candidates, and to ensure that the Committee is considering a larger and diverse pool of potential candidates.

Nominees

The Board, upon the recommendation of the Governance Committee, has nominated for election the eight individuals listed in this Proxy Statement. All are current directors of UTC who were elected by the shareowners at the 2019 Annual Meeting — except for Mr. Ortberg, who will be appointed to the UTC Board immediately prior to the effective date of the Merger if the Merger occurs before the 2020 Annual Meeting.

Mr. Ortberg started his career as a program manager at Rockwell Collins, where he served as Chairman, President and CEO at the time that company was acquired by UTC in 2018. Upon joining UTC, Mr. Ortberg served as the CEO of Collins Aerospace Systems and was recently appointed Special Advisor to UTC's Office of the Chairman & CEO. In short, Mr. Ortberg brings to the UTC Board — and ultimately the Raytheon Technologies Board — more than 30 years of pertinent private sector experience in both the defense and commercial segments of the aerospace industry.

Six of UTC's current independent directors are not standing for re-election:

- John V. Faraci and Jean-Pierre Garnier, who have been on the UTC Board since 2005 and 1997, respectively, will depart to join the Carrier board at the time it becomes a public company. Mr. Faraci will serve as the Executive Chairman and Dr. Garnier will serve as the Lead Director.

- Christopher J. Kearney and Harold W. McGraw III, who have been on our Board since 2018 and 2003, respectively, will depart to join the Otis board at the time it becomes a public company. Mr. Kearney will serve as the Executive Chairman and Mr. McGraw will serve as an independent director.

The preceding departures will facilitate an orderly transition of Carrier and Otis to public companies and foster the continuity of leadership through these directors' respective expertise and understanding of the underlying businesses.

- The remaining two departures are Diane M. Bryant and Ellen J. Kullman. Ms. Bryant, who will retire from the UTC Board effective as of the effective date of the Merger — or on April 27, 2020, if the closing occurs after the Annual Meeting — was recently named Chairman & CEO of Neural Analytics, Inc. Ms. Kullman was recently named the President & CEO of Carbon, Inc., and will retire from the Board immediately prior to the effective date of the Merger or on April 27, 2020, if the Merger closes after the Annual Meeting.

Retiring from the UTC Board will allow Ms. Bryant and Ms. Kullman to focus more time on their respective new roles and new principal responsibilities.

Management and the Board extend their sincere appreciation to Ms. Bryant, Ms. Kullman, Dr. Garnier, and Messrs. Faraci, Kearney and McGraw for their dedicated service to UTC.

As discussed on page 22, following the Merger, the 15-member board of Raytheon Technologies will be comprised of the eight director nominees named in this Proxy Statement as well as seven directors from the Raytheon Company board.

FOR **The Board of Directors recommends a vote FOR each of the following nominees:**



Lloyd J. Austin III

INDEPENDENT DIRECTOR

General U.S. Army (Retired) and
Former Commander of U.S. Central Command

AGE 66 | DIRECTOR SINCE 2016
BOARD COMMITTEES Audit, Governance and Public Policy

Key Skills and Expertise  GOVERNMENT  SENIOR LEADERSHIP  INTERNATIONAL

Experience
- Commander, U.S. Central Command (military leadership), 2013-2016
- 33rd Vice Chief of Staff of the U.S. Army, 2012-2013
- Commander of United States Forces — Iraq, 2010-2011

Other Current Directorships
- Nucor Corporation, since 2017
- Tenet Healthcare Corporation, since 2018
- Guest Services, Inc. (non-public)

Other Leadership Experience and Service
- Former Class of 1951 Leadership Chair for the Study of Leadership, U.S. Military Academy at West Point, 2016-2018
- Board of Trustees, Auburn University
- Board of Trustees, Carnegie Corporation of New York
- Council on Foreign Relations



Gregory J. Hayes

CHAIRMAN & CHIEF EXECUTIVE OFFICER

Chairman & Chief Executive Officer United Technologies Corporation

AGE 59 | DIRECTOR SINCE 2014
BOARD COMMITTEES Finance, Executive (Chair)

Key Skills and Expertise  SENIOR LEADERSHIP  FINANCIAL  KNOWLEDGE OF COMPANY/INDUSTRY

Experience
- Chairman & Chief Executive Officer, United Technologies Corporation, since 2016
- President, Chief Executive Officer and Director, United Technologies Corporation, 2014-2016
- Senior Vice President and Chief Financial Officer, United Technologies Corporation, 2008-2014
- Various senior positions since joining UTC in 1999 through the merger with Sundstrand Corporation, including Vice President, Accounting and Finance, and responsibility for UTC's Corporate Strategy function

Former Public Company Directorships
- Nucor Corporation, 2014-2018

Marshall O. Larsen

INDEPENDENT DIRECTOR

Retired Chairman, President & Chief Executive Officer
Goodrich Corporation

AGE 71 | DIRECTOR SINCE 2012
BOARD COMMITTEES Governance and Public Policy, Finance



Key Skills and Expertise KNOWLEDGE OF COMPANY/INDUSTRY   SENIOR LEADERSHIP   FINANCIAL

Experience

- Chairman, President & Chief Executive Officer, Goodrich Corporation (aerospace and defense systems & services), 2003-2012
- President, Chief Operating Officer and Director, Goodrich Corporation, 2002-2003
- Executive Vice President, Goodrich Corporation, and President and Chief Operating Officer, Goodrich Aerospace, 1995-2002

Other Current Directorships

- Air Lease Corporation, since 2014
- Becton, Dickinson and Company, since 2007

Former Public Company Directorships

- Lowe's Companies, Inc., 2004-2019

Other Leadership Experience and Service

- Dean's Advisory Council, Krannert School of Management, Purdue University

Robert K. (Kelly) Ortberg

Special Advisor to the Office of the Chairman & CEO
United Technologies Corporation

AGE 59 | DIRECTOR SINCE 2020*
BOARD COMMITTEES None



Key Skills and Expertise KNOWLEDGE OF COMPANY/INDUSTRY   SENIOR LEADERSHIP   TECHNOLOGY AND INNOVATION

Experience

- Special Advisor to the Office of the Chairman & CEO, United Technologies Corporation, since 2020
- Chief Executive Officer, Collins Aerospace Systems, United Technologies Corporation, 2018-2020
- Chairman, President & CEO, Rockwell Collins, Inc., 2015-2018
- President & CEO, Rockwell Collins, Inc., 2013-2015
- President, Rockwell Collins, Inc., 2012-2013
- Various senior positions since joining Rockwell Collins in 1987

Other Current Directorships

- Aptiv PLC

Former Public Company Directorships

- Rockwell Collins, Inc. (2013-2018)

Other Leadership Experience and Service

- Chairman, Board of Governors, Aerospace Industries Association
- Co-Chairman, FIRST® Board of Directors
- University of Iowa Engineering Advisory Board

* As noted on page 10, Mr. Ortberg was nominated for election at the 2020 Annual Meeting. If the Merger occurs before the Annual Meeting, Mr. Ortberg will be appointed to the UTC Board immediately prior to the effective date of the Merger.

Margaret L. O'Sullivan

INDEPENDENT DIRECTOR

Professor Harvard University Kennedy School

AGE 50 | DIRECTOR SINCE 2017
BOARD COMMITTEES Audit, Governance and Public Policy



Key Skills and Expertise  INTERNATIONAL  GOVERNMENT  RISK MANAGEMENT/OVERSIGHT (POLITICAL RISK)

Experience

- Jeane Kirkpatrick Professor of the Practice of International Affairs, Harvard University Kennedy School (higher education), since 2009
- Director of the Geopolitics of Energy Project, Harvard University Kennedy School, since 2011
- Lecturer and Senior Fellow, Harvard University Kennedy School, 2008-2009
- Deputy National Security Advisor for Iraq and Afghanistan, National Security Council, 2005-2007
- Special Assistant to the President, National Security Council, 2004-2007
- Deputy Director (Governance), Iraq Coalition Provisional Authority, 2003-2004
- Principal Advisor to the President's Special Envoy to the Northern Ireland Peace Process, U.S. Department of State, 2001-2003
- Fellow, The Brookings Institution, 1997-2001

Other Leadership Experience and Service

- Aspen Strategy Group
- Adjunct Senior Fellow, Council on Foreign Relations
- Advisory Council, George W. Bush Institute Women's Initiative
- Board of Trustees, The German Marshall Fund of the United States
- Board of Trustees, The International Crisis Group
- International Advisory Board, Linklaters LLP
- Board of Directors, The Mission Continues
- North America Chair, The Trilateral Commission

Denise L. Ramos

INDEPENDENT DIRECTOR

Retired Chief Executive Officer & President ITT Inc.

AGE 63 | DIRECTOR SINCE 2018
BOARD COMMITTEES Audit, Compensation



Key Skills and Expertise  KNOWLEDGE OF COMPANY/INDUSTRY  SENIOR LEADERSHIP  TECHNOLOGY AND INNOVATION

Experience

- Chief Executive Officer & President, ITT Inc. (formerly ITT Corporation — diversified manufacturer), 2011-2018
- Senior Vice President and Chief Financial Officer, ITT Corporation, 2007-2011
- Chief Financial Officer, Furniture Brands International (home furnishings), 2005-2007
- Senior Vice President & Corporate Treasurer, Yum! Brands, Inc., and Chief Financial Officer, KFC Corporation (U.S. Division), 2000-2005

Other Current Directorships

- Bank of America Corp., since 2019
- Phillips 66 Company, since 2016

Former Public Company Directorships

- ITT Inc., 2011-2018
- Praxair, Inc., 2014-2016



Fredric G. Reynolds

INDEPENDENT DIRECTOR

Retired Executive Vice President & Chief Financial Officer
CBS Corporation

AGE 69 | DIRECTOR SINCE 2016
BOARD COMMITTEES Audit (Chair), Finance

Key Skills and Expertise    FINANCIAL    RISK MANAGEMENT/OVERSIGHT    TECHNOLOGY AND INNOVATION

Experience
- Executive Vice President and Chief Financial Officer, CBS Corporation (media), 2005-2009
- President and Chief Executive Officer, Viacom Television Stations Group (CBS predecessor), 2001-2005
- Executive Vice President and Chief Financial Officer, Viacom, Inc., 2000-2001
- Executive Vice President and Chief Financial Officer, Westinghouse Electric Corporation, 1994-2000
- Various positions at PepsiCo, Inc., 1982-1994

Other Current Directorships
- Mondelēz International, Inc., since 2007
- Pinterest, Inc., since 2017
- MGM Holdings, Inc. (non-public)
- NEP Group, Inc. (non-public)

Former Public Company Directorships
- AOL, Inc., 2009-2015
- Hess Corporation, 2013-2019



Brian C. Rogers

INDEPENDENT DIRECTOR

Retired Chairman T. Rowe Price Group, Inc.

AGE 64 | DIRECTOR SINCE 2016
BOARD COMMITTEES Governance and Public Policy (Chair), Compensation

Key Skills and Expertise    FINANCIAL    RISK MANAGEMENT/OVERSIGHT    SENIOR LEADERSHIP

Experience
- Chairman of the Board of Directors, T. Rowe Price Group, Inc. (investment management), 2007-2017
- Chief Investment Officer, T. Rowe Price Group, Inc., 2004-2017
- Various other senior leadership roles since joining T. Rowe Price Group, Inc., in 1982

Other Current Directorships
- Lowe's Companies, Inc., since 2018

Former Public Company Directorships
- Chairman of the Board (non-executive), T. Rowe Price Group, Inc., 2017-2019

Other Leadership Experience and Service
- Chairman, Finance Committee, Archdiocese of Baltimore
- Board of Directors, Harvard Management Company
- Board of Trustees, Johns Hopkins Medicine

Corporate Governance

Our Commitment to Sound Corporate Governance

UTC is committed to strong corporate governance practices that are designed to maintain high standards of oversight, accountability, integrity and ethics while promoting long-term growth in shareowner value.

Our governance structure enables independent, experienced and accomplished directors to provide advice, insight and oversight that will advance the interests of the Company and our shareowners and other stakeholders. UTC has long strived to maintain sound governance standards, as reflected in our Code of Ethics, Governance Guidelines, our systematic approach to risk management, and in our commitment to transparent financial reporting and strong internal controls.

We encourage you to visit the Corporate Governance section of our website (www.utc.com) where you can access information about corporate governance at UTC, including:

- Governance Guidelines
- Board Committee Charters
- Certificate of Incorporation and Bylaws
- Code of Ethics
- Director Independence Policy
- Related Person Transactions Policy
- Public Activities

- Share ownership requirements
- Information about our Ombudsman Program, which allows UTC's employees and other stakeholders to raise questions confidentially and outside the usual management channels
- Information about how to communicate concerns to the Board of Directors

Shareowner Engagement

The Board and management believe in transparent and open communication with investors. Over the years, those engagements have improved our corporate governance practices, increased shareowner rights, enhanced the Board's composition, and improved the design and disclosure of our executive compensation program.

Each fall we solicit feedback from our largest shareowners on changes that the Board (or a committee) is considering regarding UTC's executive compensation program and our corporate governance practices. In the spring, after the Proxy Statement is filed, our discussions generally focus on the clarity and effectiveness of our disclosures and on other matters of interest to investors. The engagement sessions also include discussions regarding leadership structure, corporate social responsibility, and UTC's diversity and sustainability initiatives.

In addition, management in conjunction with our independent directors, routinely engage with our shareowners on financial performance, capital allocation and business strategy. In 2019, management hosted an Investor and Analyst Meeting at the Paris Air Show, participated in five major investor conferences, hosted shareowners at UTC's Corporate Headquarters, and visited shareowners in the Americas and Europe.

In 2019, we engaged with institutional investors holding more than 400 million shares of UTC Common Stock, which represents over 45% of our shares outstanding.

Board Leadership Structure

Chairman and CEO Roles

The Governance Committee routinely reviews our governance practices and board leadership structure. Under our Corporate Governance Guidelines, the Board does not have a set policy on whether the CEO also is permitted to serve as Chairman of the Board. Instead, the Board selects the structure that it believes will provide the most effective leadership and oversight for the Company in the circumstances. In making this decision, the Board considers a range of factors, including: the Company's operating and financial performance; any recent or anticipated changes in the CEO role; the effectiveness of the processes and structures for Board interaction with and oversight of management; and the importance of maintaining a single voice in leadership communications and Board oversight, both internally and with investors.

Lead Director Responsibilities

Under our Corporate Governance Guidelines, the Board designates a non-employee director to serve as Lead Director when the Chairman is not independent. The Lead Director's responsibilities include the following and essentially mirror a non-executive Chairman's responsibilities under the Corporate Governance Guidelines and the Bylaws:

- May call and preside over private sessions of the independent directors
- May call special meetings of the Board of Directors and preside over such meetings when the Chairman is not present
- Serves as a liaison between the independent directors and the Chairman
- Engages with significant constituencies, as requested
- Works with the Chairman to plan and set the agenda for Board meetings

- Oversees the performance evaluation and compensation for our CEO
- Facilitates succession planning and management development
- Works jointly with the Chair of the Governance Committee to lead the Board's annual self-evaluation process
- Authorizes retention of outside advisors and consultants who report to the Board on board-wide issues

The Board believes that a non-executive Chairman or Lead Director with well-defined responsibilities enhances the effectiveness of the independent directors, improves risk management and oversight, and provides a channel for independent directors to candidly raise issues or concerns for Board consideration.

UTC's independent directors meet in regularly scheduled private sessions without management and in additional sessions when requested. In practice, the private sessions occur before or after most Board meetings.

Current Board Committees and Composition

Our Board has four standing committees: Audit, Governance and Public Policy, Compensation, and Finance. Except for the Finance Committee (which includes our CEO as a member), each standing committee is composed exclusively of independent directors. Each standing committee has the authority to retain independent advisors to assist in the fulfillment of its responsibilities, to approve the fees paid to those advisors and to terminate their engagements.

All committee charters, which are reviewed by the respective committee annually, are available on the Corporate Governance section of our website (see page 16).

 

Audit

Fredric G. Reynolds
(Chair)

Lloyd J. Austin III
Diane M. Bryant
Christopher J. Kearney
Margaret L. O'Sullivan
Denise L. Ramos

2019 Meetings: 8

- Assists the Board in overseeing: the integrity of UTC's financial statements; the independence, qualifications and performance of UTC's internal and external auditors; the Company's compliance with its policies and procedures, internal controls, Code of Ethics, and applicable laws and regulations; and policies and procedures relating to risk assessment and management

- Nominates, for appointment by shareowners, an accounting firm to serve as UTC's independent auditor and maintains responsibility for compensation, retention and oversight of the auditor

- Pre-approves all auditing services and permitted non-audit services to be performed for UTC by its independent auditor

- Reviews and approves the appointment and replacement of the senior Internal Audit executive

The Board determined in 2019 that Messrs. Reynolds and Kearney, and Ms. Ramos each are "audit committee financial experts," as that term is defined in the Securities and Exchange Commission ("SEC") rules.

 

Governance and Public Policy

Brian C. Rogers
(Chair)

Lloyd J. Austin III
Jean-Pierre Garnier
Marshall O. Larsen
Harold W. McGraw III
Margaret L. O'Sullivan

2019 Meetings: 5

- Identifies and recommends qualified candidates for election to the Board

- Develops and recommends appropriate corporate governance guidelines

- Oversees the design and conduct of the annual self-evaluation of the Board, its committees and individual directors

- Recommends appropriate compensation of directors

- Submits to the Board recommendations for committee assignments

- Reviews and monitors the orientation of new Board members and the continuing education of all directors

- Reviews and oversees UTC's positions on significant public issues and corporate social responsibility, including diversity, the environment and safety



Compensation



Jean-Pierre Garnier
(Chair)

John V. Faraci
Ellen J. Kullman
Harold W. McGraw III
Denise L. Ramos
Brian C. Rogers

2019 Meetings: 5

- Reviews UTC's executive compensation policies and practices to ensure that they adequately and appropriately align with executive and shareowner interests
- Reviews and approves the design of, and sets performance goals for, the annual bonus and long-term incentive programs for executives
- Evaluates the performance of UTC, the business units and the NEOs relative to the pre-established performance goals set by the Committee for the annual and long-term incentive programs
- Approves compensation for ELG members and other executive officers of the Company
- Reviews a risk assessment of UTC's compensation policies, plans and practices



Finance



John V. Faraci
(Chair)

Diane M. Bryant
Gregory J. Hayes
Christopher J. Kearney
Ellen J. Kullman
Marshall O. Larsen
Fredric G. Reynolds

2019 Meetings: 4

- Reviews and monitors the management of UTC's financial resources and financial risks
- Considers plans for significant acquisitions and divestitures
- Monitors progress on pending and completed acquisitions and divestitures
- Reviews significant financing programs in support of business objectives
- Reviews significant capital appropriations
- Reviews policies and programs related to: dividends and share repurchases; financing, working and long-term capital requirements; managing foreign exchange exposure, interest rates and raw material prices; investment of pension assets; and insurance and risk management

Director Independence

Under UTC's Director Independence Policy and the New York Stock Exchange ("NYSE") listing standards a majority of our directors must be independent, meaning that the director does not have a direct or indirect material relationship with UTC (other than as a director). The Director Independence Policy guides the independence determination and includes the categories of relationships that the Board has determined are not material relationships that would impair a director's independence. The policy is available on the Corporate Governance section of our website (see page 16).

Before joining the Board and annually thereafter, each director completes a questionnaire seeking information about relationships and transactions that may require disclosure, that may affect the independence determination, or that may affect the heightened independence standards that apply to members of the Audit and Compensation Committees. The Governance Committee's assessment of independence considers all known relevant facts and circumstances about the relationships bearing on the independence of a director or nominee. The assessment also considers sales and purchases of products and services, in the ordinary course of business, between UTC (including its subsidiaries) and other companies or charitable organizations where a director and a nominee (and immediate family members) may have relationships pertinent to the independence determination.

In each of the past three years, the annual payments UTC made or received for products and services as well as UTC's charitable contributions fell below the thresholds in our Director Independence Policy and NYSE listing standards (the greater of $1 million or 2% of the other company or organization's total gross revenues). The Board has determined that each of the nominees for election at the 2020 Annual Meeting, other than Mr. Hayes and Mr. Ortberg, are independent under the Director Independence Policy and NYSE listing standard because none of the nominees, other than Mr. Hayes and Mr. Ortberg, has a business, financial, family or other relationship with UTC that is considered material.

How We Manage Risk

Our Risk Management Framework

As a complex, multinational corporation, UTC encounters a range of risks, including legal, financial, operational, strategic and reputational risks. Within these broad categories, specific risks include human capital, market conditions, the overall political climate and the impact of disruptive events such as natural disasters.

To manage these risks, UTC has implemented a comprehensive enterprise risk management ("ERM") program that conforms to the Enterprise Risk — Management Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). As part of UTC's ERM program — and in connection with a mid-year compliance review — each business unit president is responsible for identifying and reporting to the Chairman & CEO the following:

- Notable business and compliance risks that could affect the business' operating plan and strategic initiatives
- Assessment of the likelihood and potential impact of the most significant risks
- Plans to mitigate the most significant risks

The Chairman & CEO, Chief Financial Officer and General Counsel report to the Board at least annually on business unit risks, functional risks and the associated mitigation plans.

The Board's Role in Risk Management

The full Board is responsible for the oversight of UTC's risk management process and structure, while the Audit Committee oversees UTC's overall policies and practices for enterprise risk management. In addition, responsibility for the oversight of specific risk categories is allocated among the Board and its committees as follows:

BOARD RISK OVERSIGHT: AREAS OF RESPONSIBILITY

Full Board of Directors	Audit Committee	Committee on Governance and Public Policy	Compensation Committee	Finance Committee
• Risk management program • Major strategies and business objectives • Most significant risks, such as major litigation • Succession planning • Government relations	• Financial • Operational • Compliance • Reputational • Strategic • Cybersecurity	• Corporate governance • Director candidate review • Conflicts of interest • Director independence • Environment • Safety • Equal employment opportunity • Public policy issues	• Compensation and benefits policies, practices and plans • Incentive plan performance metrics and goals • Compensation for senior leaders • Compensation plan design • Executive retention	• Capital structure • Financing • Pensions • Capital transactions • Foreign exchange, interest rates and raw material prices

Compensation Risk and Mitigation

The Compensation Committee believes that executive compensation payouts must: align with the Company's financial performance; be earned in a manner consistent with UTC's Code of Ethics; promote long-term, sustainable value for shareowners; and strike a balance between appropriate levels of financial opportunity and risk. Through UTC's ERM framework, the Committee identifies, monitors and mitigates compensation risk in the following ways:

- *Emphasis on Long-Term Performance.* Long-term incentives are the cornerstone of UTC's executive compensation program. Our LTI program incorporates long-term financial performance metrics which align executive and shareowner interests.

- *Rigorous Share Ownership Requirements.* UTC maintains significant share ownership requirements for our senior executives and directors. These requirements are intended to reduce risk by aligning the economic interests of executives and directors with those of our shareowners. A significant stake in future performance discourages the pursuit of short-term opportunities that can create excessive risk. See page 30 for more information.

- *Prohibition on Short Sales, Pledging and Hedging of UTC Securities.* UTC prohibits directors, officers and employees from entering into transactions involving short sales of our securities. Further, directors and executive officers are prohibited from pledging or assigning an interest in UTC stock, stock options or other equity interests as collateral for a loan. Transactions in put options, call options or other derivative securities that have the effect of hedging the value of UTC securities also are prohibited, whether or not those securities were granted to or held, directly or indirectly, by a director, officer or employee.

- *Clawback Policy.* UTC maintains a comprehensive policy on recoupment (see page 63 for more details) that applies to both annual and long-term incentive compensation. The policy allows UTC to clawback compensation in a number of circumstances including, but not limited to, financial restatements, compensation earned as a result of financial miscalculations, violations of UTC's Code of Ethics and violations of post-employment restrictive covenants.

- *Post-Employment Covenants.* Executive Leadership Group ("ELG") members (which include each of our NEOs) may not engage in post-employment activities detrimental to UTC, such as disclosing proprietary information, soliciting UTC employees or engaging in competitive activities.

Public Policy Engagement

UTC's government relations initiatives are intended to educate and inform officials and the public on a broad range of public policy issues that are important to our businesses. These initiatives are consistent with the interests of UTC's shareowners and are not based on the personal agendas of individual directors, officers or employees. The Board reviews and monitors the Company's government relations activities, including the activities of the United Technologies Corporation Federal Political Action Committee ("UTC PAC"), which is funded entirely by voluntary employee contributions.

UTC does not make political contributions to candidates for federal office. The UTC PAC is nonpartisan and supports candidates for federal office and the national political organizations of both major parties — thus providing employees, regardless of their political affiliations, with a legal and compliant way to communicate with a unified voice on issues that are important to our Company. Details on the UTC PAC's contributions are available on our website (see page 16).

UTC does not contribute to candidates for state and local office or to state and local party committees. We also do not make contributions to fund initiatives that expressly advocate the election or defeat of a federal candidate, nor do we provide funding to support or oppose ballot measures.

UTC's federal lobbying activities and expenditures can be reviewed through our reports we file with Congress, which can be accessed through our website (see page 16). UTC's state lobbying activities, which also are available through our website, are generally limited to 10 states and involve issues such as building safety and related building codes, economic development, and various business regulation issues.

For the fourth consecutive year, UTC was recognized as a "Trendsetter" by the nonprofit and nonpartisan Center for Political Accountability ("CPA") — placing UTC among the 73 companies in the S&P 500 that received the highest scores on the CPA-Zicklin Index for Corporate Political Disclosure and Accountability.

Governance Changes Resulting from the Merger with Raytheon

As previously disclosed in a joint proxy statement/prospectus, dated September 10, 2019 (the "Merger Proxy") and filed by UTC and Raytheon with the Securities and Exchange Commission, the merger agreement (as subsequently amended, the "Merger Agreement") provides that upon completion of the Merger, UTC will be renamed Raytheon Technologies Corporation and certain corporate governance changes will take effect relating to the composition of the Raytheon Technologies board as well as its committees and leadership.

Composition of the Raytheon Technologies Board

Consistent with the disclosure in the Merger Proxy and the Merger Agreement, the Board of Directors of Raytheon Technologies is expected to have 15 members:

- **The eight UTC Board nominees listed in Proposal 1 in this Proxy Statement** (pages 10-15) — namely, the six independent directors plus Mr. Ortberg and Mr. Hayes, who will continue as the Chief Executive Officer of Raytheon Technologies; and

- **Seven additional directors who, as of the date of this Proxy Statement, serve on Raytheon's Board**:
  - Thomas A. Kennedy, current Chairman and Chief Executive Officer of Raytheon, will serve as Executive Chairman of the Board of Raytheon Technologies; and
  - Six independent Raytheon directors:
    - Tracy A. Atkinson, Executive Vice President and Acting Chief Administrative Officer, State Street Corporation
    - George R. Oliver, Chairman and Chief Executive Officer, Johnson Controls International plc
    - Dinesh C. Paliwal, President and Chief Executive Officer, Harman International Industries, Incorporated
    - Ellen M. Pawlikowski, General, U.S. Air Force (Ret.) and former Commander, U.S. Air Force Materiel Command
    - James A. Winnefeld, Jr., Admiral, U.S. Navy (Ret.) and former Vice Chairman of the Joint Chiefs of Staff
    - Robert O. Work, Former Deputy Secretary of Defense

The seven Raytheon directors listed above will be appointed to the Board of Raytheon Technologies effective upon the closing of the Merger and will continue to serve on the Board until the 2021 Annual Meeting of Shareowners (subject to their earlier resignation, removal or death).

Committees of the Raytheon Technologies' Board

The Board of Raytheon Technologies will have five standing committees following the Merger: Audit, Compensation, Finance, Governance and Public Policy, as well as a new Special Activities Committee. The leadership and composition of each committee will be determined by the Raytheon Technologies Board (consistent with the provisions of the Merger Agreement) and will be announced following the completion of the Merger.

As previously disclosed, the Lead Independent Director and the chairs of the Compensation, Governance and Public Policy, and Special Activities committees will be appointed from among the independent Raytheon continuing directors, while the chairs of the Audit and Finance committees will be appointed from among the independent UTC continuing directors.

Corporate Responsibility

Corporate Sustainability

UTC has long recognized the value of sustainable practices, and since 1992 has implemented sustainability initiatives throughout our value chain. We believe our operations should not compromise the environmental or economic health of future generations. We also have seen first-hand how responsible management practices provide value to our operations, employees, customers, shareowners and the communities where we operate.

We believe that trends in urbanization and population growth will continue to increase demand for more sustainable products and behaviors. Each of UTC's major businesses is critical to modern life and the continuing development of prosperous economies around the world. As a recognized leader in these sectors, UTC is well-positioned to reduce the impact of urbanization and population growth on the environment. We offer our customers the most cutting-edge, sustainable technologies, while continually working to reduce the environmental impact of our manufacturing facilities. Some of these technologies are highlighted on the inside front cover of this Proxy Statement and others include:



Aerospace

- Since entering into service in early 2016, **Pratt & Whitney's Geared Turbofan ("GTF") engine** has demonstrated its ability to reduce fuel burn by 16%, NOx emissions by 50% to the regulatory standard and the noise footprint by 75%.

- **Collins Aerospace's next-generation nacelle system**, featuring a 360-degree acoustically smooth inlet, helps reduce noise from aircraft powered by engines like Pratt & Whitney's GTF engine.

- **Collins Aerospace's SmartProbe Air Data System** reduces the number of sensors and pneumatic pressure lines on an aircraft, resulting in weight savings of up to 50% when compared to traditional systems, thereby reducing fuel burn.

50%
reduction of NOx emissions

Less
noise pollution

Reduces
fuel burn



Commercial Buildings

- **Otis' Gen2 elevator** uses flexible polyurethane, steel-reinforced belts in place of steel cables and features ReGen drive technology — innovations that reduce energy consumption by 75% under normal operation compared to conventional systems without regenerative technology.

75%
reduction in energy consumption



Food Transportation

- **Carrier's NaturaLINE unit** combines a natural refrigerant CO_2 with energy-efficient technology to reduce carbon emissions by 28%, when compared to previous Carrier equipment using conventional synthetic refrigerants.

28%
reduction in carbon emissions

In 2019, we published a comprehensive Corporate Responsibility Report that highlights UTC's progress in protecting the earth's scarce resources. This report can be found at www.utc.com/en/Social-Impact/our-responsibility.

Since 1997 we have achieved:

29%
reduction in our greenhouse gas ("GHG") emissions

57%
reduction in water consumption

all during a period when we nearly **tripled our sales**

Progress Toward Our 2020 Environmental Sustainability Goals

We set five-year environmental sustainability goals for which we track progress on an annual basis. Our current goals are for the period between 2016 and 2020. We target reductions in our environmental impact irrespective of business growth. As a result, we measure our progress towards these goals in absolute terms, rather than adjusting for the opening or closing of manufacturing facilities.[1]

In 2019, we saw a mix of progress and challenges in our efforts to achieve our 2020 sustainability goals. By the end of 2019, we met our hazardous waste and waste recycled goals, and saw significant progress towards reaching our reduction in water and solvent emissions goals. However, the pace of UTC's reductions in absolute CO_2e emissions since the adjusted 2015 baseline year slowed in 2019 because of significant business growth at Collins Aerospace and Pratt & Whitney (primarily from the greater consumption of jet fuel associated with the increased production and related testing of the GTF engine). In the face of these headwinds, we continue to invest in energy efficiency improvements and best management practices consistent with our 2020 target for GHG emissions reductions.

FIVE-YEAR ENVIRONMENTAL SUSTAINABILITY GOALS[2]



GOAL (BY 2020)	PROGRESS (THROUGH 2019)
Reduce greenhouse gas emissions by 15%	37%
Reduce hazardous waste by 10%	101% Goal Achieved
Reduce solvent emissions by 100%	90%
Reduce water use by 25%	84%
Increase waste recycled to 90%	104% Goal Achieved

(1) Consistent with the Greenhouse Gas Protocol, UTC's goals and targets are adjusted to reflect the impact of acquired companies at the time of acquisition and to remove divested companies from UTC's measured performance. For example, goals and actual performance were recalibrated in 2013 to account for the Goodrich acquisition, in 2015 to reflect the sale of Sikorsky and in 2018 to account for the acquisition of Rockwell Collins. UTC's goals and targets are not adjusted for the opening of new facilities due to organic growth or for the closing of facilities without a divestiture. Actual levels reflect data reported quarterly by UTC sites under common reporting and quality standards. Reported data are reviewed and consolidated by UTC's Corporate Office. UTC submits annual site energy use and greenhouse gas emissions data for independent review based on International Standards Organization 14064 Part 3 criteria for the validation of greenhouse gas assertions.

(2) The 2020 goals and progress toward these goals are compared to the following 2015 adjusted baselines: greenhouse gas emissions (2.2 million $mtCO_2e$), hazardous waste generation (62.0 million pounds), chlorinated and brominated solvent air chemical emissions (150,294 pounds), water use (2.0 billion gallons), and total industrial waste recycled (81%).

Corporate Citizenship

UTC takes great pride in building a diverse work environment, supporting lifelong employee learning, and contributing to charitable and community causes. In the same way that we set the highest standards for our business operations, we apply the highest corporate responsibility standards and rigorous performance measurements to these efforts.

UTC's Commitment to Diversity and Inclusion

We are committed to creating a diverse, inclusive workforce and nurturing an environment where employees can be themselves and share ideas openly. Our efforts focus on advancing gender parity, encouraging employee-led engagement and enhancing opportunities for professionals who want to return to work after voluntary time away.

ADVANCING GENDER PARITY

UTC is committed to the advancement of women in leadership positions. In 2017, we joined the Paradigm for Parity ("P4P") coalition and put this commitment into action by adopting the P4P five-point roadmap. As a signatory to P4P, we are committed to achieving gender parity in leadership roles by 2030. To advance our efforts towards achieving this goal, we currently have several activities underway, including our Inclusive Leaders Curriculum training for managers and other employees. We also recognize that sponsorship is important to career advancement, so we provide a framework for high-performing women to have that support and visibility.

PARADIGM FOR PARITY ROADMAP



1 Minimizing or eliminating unconscious bias
2 Measuring progress
3 Focusing on results rather than presence
4 Providing both mentoring and sponsorships
5 Achieving 50% women executives by 2030

In 2019, we also took our commitment to gender parity outside the Company by launching a strategic partnership in the United States and India with the nonprofit organization Girls Who Code. Through this partnership, we hope to build one of the largest pipelines of future female leaders in the fields of engineering and technology.

OPPORTUNITIES TO RE-ENTER THE WORKFORCE

We understand that returning to work after a career break can be challenging. The UTC Re-Empower Program, launched in 2017, eases this transition by helping professionals bring their knowledge, experience and creativity back to the workforce after voluntary time off. This program offers on-the-job experience, career guidance and mentoring over a 16-week period.

EMPLOYEE ENGAGEMENT

We support and encourage our employees to join Employee Resource Groups ("ERGs"), which foster advocacy, professional education and mentoring, along with community outreach. We support nine global ERGs (African-American, Asian-American, Disability, Generational, Hispanic-American, LGBTQ Pride, Military Veterans, Professional and Women) with over 150 chapters and more than an estimated 6,000 members.

2019 Recognition for Diversity and Inclusion

Among America's Best Employers for Women

UTC was ranked among *Forbes'* best employers for women through its opinion survey of 60,000 Americans, including 40,000 women, working for companies with at least 1,000 employees.

Among Best Places to Work for LGBTQ Equality

UTC earned a 100% rating from the *Human Rights Campaign Foundation's* Corporate Equality Index, along with the distinction of being one of the Best Places to Work for LGBTQ Equality.

Among Best Places to Work for Disability Inclusion

UTC was recognized by the Disability Equality Index ("DEI"), a joint initiative between *Disability:IN* and *the American Association of People with Disabilities*, as a 2019 DEI Best Place to Work for Disability Inclusion.

Listed on Diversity Best Practices Inclusion Index

UTC made its first appearance on the *Working Mother Research Institute's* Diversity Best Practices Inclusion Index as a company with high-quality efforts in diversity & inclusion.

Among Best Places for Women to Work

UTC was recognized again by *Fairygodboss* as a best workplace for women in 2019. This ranking was determined by averaging female employees' survey responses to three questions about their overall job satisfaction, perceived gender equality at work and recommendations to other women about working at their employer.

Among Best Companies for Hispanic Inclusion

For the seventh straight year, UTC was ranked among the top 50 best places to work for Latinas *by Latina Style Magazine.*

Additionally, UTC has been rated as a 5 Star Company in two of four categories in the *Hispanic Association on Corporate Responsibility's 2019 Corporate Inclusion Index* (which measures commitment to Hispanic inclusion).

"Innovation is our lifeblood. UTC's future depends on our ability to attract, develop and retain the best talent. After all, companies don't innovate — people do. That's why we are committed to fostering a diverse, inclusive workforce. It's the right thing to do and an imperative for a global growing business."

Gregory J. Hayes, Chairman & Chief Executive Officer

Our Employee Scholar Program

At UTC, we support a culture of lifelong learning in which our employees are encouraged to expand their knowledge and capabilities to maintain their competitive skills in an ever-changing world. We aspire to maintain a highly educated workforce capable of the innovation required of our technology-driven Company.

Our Employee Scholar Program has been in place for more than 20 years and has been consistently recognized as one of the most comprehensive company-sponsored employee education programs in the world.

41,100+
degrees earned
since 1996



$1.3+ billion
invested
since 1996



6,000+
employees participated
in 2019



60+
countries with participating
employees in 2019



UTC Gives Back to the Community

At UTC, we are committed to enhancing the quality of life everywhere we do business because we believe positive engagement builds vibrant communities. Through financial contributions and employee volunteerism, UTC and our employees support thousands of civic, cultural, economic and social welfare organizations around the globe that share in our mission of making the world a better place.

Since 2015, we have invested more than $180 million in the communities where we operate, an amount that includes more than $25 million in employee contributions and Company matching grants. UTC's corporate responsibility commitments are bolstered by the impact that our employees have close to home and around the world. 2019 welcomed new signature partnerships with Girls Who Code and NAF (formerly known as the National Academy Foundation), enabling the Company to connect with students earlier in life while creating and strengthening access to STEM (science, technology, engineering and mathematics) education opportunities. Whether mentoring students in STEM subjects, teaching lessons in environmental stewardship or providing disaster relief, our employees contribute their expertise, creativity and passion to help build resilient communities around the world.

We are proud to support leading nonprofit organizations worldwide through grants and the work of UTC employees who donate their time and energy.

Compensation of Directors

Pay Structure

Annual Retainer

Under the terms of the United Technologies Corporation Board of Directors Deferred Stock Unit Plan ("UTC Director DSU Plan"), annual retainers for non-employee directors for the April 2019 to April 2020 Board cycle are payable 40% in cash and 60% in deferred stock units ("DSUs"). A director also may elect to receive 100% of the retainer in DSUs.

Role	Cash ($)	Deferred Stock Units ($)	Total ($)
All Directors (base retainer)	$124,000	$186,000	$310,000
Additional Compensation for Services* as:			
Lead Director	$32,000	$48,000	$80,000
Audit Committee Chair	$16,000	$24,000	$40,000
Audit Committee Member	$12,000	$18,000	$30,000
Compensation Committee Chair	$10,000	$15,000	$25,000
Finance Committee Chair	$10,000	$15,000	$25,000
Committee on Governance and Public Policy Chair	$10,000	$15,000	$25,000

* Directors serving in multiple leadership roles receive incremental compensation for each role.

Directors do not receive additional compensation for attending regularly scheduled Board or committee meetings, but they do receive an additional $5,000 cash payment for each special meeting attended in person. The Committee on Governance and Public Policy held one special in-person meeting in 2019.

Annual retainers are paid each year following the Annual Meeting. New directors joining the Board between the Annual Meeting and the end of September receive 100% of the annual retainer. Directors joining the Board between October and the next Annual Meeting receive 50% of the annual retainer. DSUs are 100% vested at the time of grant, but distribution does not occur until after a non-employee director leaves the Board. At that time, DSUs are converted into shares of UTC Common Stock, distributed either in a lump-sum or in 10- or 15-year installments in accordance with the director's prior elections.

New Director Restricted Stock Unit ("RSU") Award

Effective October 2019, newly appointed non-employee directors will not receive the one-time $100,000 RSU award that had previously been granted to directors upon election to the Board. For directors elected before October 2019, this award vests in equal portions over five years and is distributed in shares of UTC Common Stock upon separation from the Board.

Treatment of Dividends

When UTC pays a dividend on Common Stock, each director is credited with additional DSUs and RSUs equal in value to the dividend paid on the corresponding number of shares of UTC Common Stock.

Impact of the Spinoffs on Directors' Compensation

The Spinoffs will require the following changes:

Directors Transferring to Carrier and Otis. UTC directors who transfer to the new Carrier or Otis boards will have their account balances (which include both DSU and RSU awards) transferred from the UTC Director DSU Plan to a substantially similar Carrier or Otis plan.

Vested DSUs and Deferred RSUs. Upon the Spinoffs, vested DSUs and RSUs held by non-employee directors will be adjusted and converted into vested DSUs and RSUs in all three post-Spinoff companies — UTC, Carrier and Otis, regardless of which board the director serves on following the Spinoffs.

Unvested Deferred RSUs. As previously noted, directors appointed before October 2019 received a one-time deferred RSU award, which vests over five years. Any portion of this RSU award that did not vest prior to the Spinoffs will be adjusted and converted into unvested deferred RSUs of the company on whose board the director serves following the Spinoffs.

Plan Distributions. Upon separation from service, DSUs and RSUs in the company where the director served following the Spinoffs will be distributed in shares of that company, while DSUs and RSUs in the other two companies will be distributed in cash. Each company (UTC, Carrier and Otis) will have responsibility for both share and cash distributions for their respective directors.

2019 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Lloyd J. Austin III	$141,000	$204,000	$6,183	$351,183
Diane M. Bryant	—	$340,000	$1,003	$341,003
John V. Faraci	—	$335,000	$104,142[3]	$439,142
Jean-Pierre Garnier	$5,000	$335,000	$6,183[3]	$346,183
Christopher J. Kearney	—	$340,000	$56,183[3]	$396,183
Ellen J. Kullman	—	$390,000	$26,183	$416,183
Marshall O. Larsen	$129,000	$186,000	$1,183	$316,183
Harold W. McGraw III	$129,000	$186,000	$1,183	$316,183
Margaret L. O'Sullivan	$141,000	$204,000	$1,003	$346,003
Denise L. Ramos	—	$340,000	$1,183	$341,183
Fredric G. Reynolds	$140,000	$210,000	$1,183	$351,183
Brian C. Rogers	$5,000	$335,000	$36,183	$376,183
Christine T. Whitman[4]	—	—	$26,003	$26,003

(1) Stock Awards consist of the grant date fair value of DSU and RSU awards credited to the director's account, including any portion of the annual cash retainer that the director elected to receive as DSUs. The value of DSU and RSU awards has been calculated in accordance with the Compensation — Stock Compensation Topic of the FASB ASC using assumptions described in Note 12: Employee Benefit Plans, to the Consolidated Financial Statements in Exhibit 13 to UTC's 2019 Annual Report on Form 10-K. The number of units credited to each director in 2019 was calculated by dividing the value of the award by $142.12, the NYSE closing price per share of UTC Common Stock on April 29, 2019, which was the date of the 2019 Annual Meeting. Since DSU awards vest on the grant date, but are not distributed until the director leaves the Board, the only unvested units as of December 31, 2019 are the following unvested portions of the new director RSU awards: L. Austin III, 375 units; D. Bryant, 361 units; C. Kearney, 670 units; M. O'Sullivan, 500 units; D. Ramos, 670 units; F. Reynolds, 209 units; and B. Rogers, 209 units. The aggregate number of shares underlying awards outstanding for each director can be found in the table on page 30.

(2) Amounts in this column include incidental benefits and matching contributions to eligible nonprofit organizations under the Company's matching gift program that covers non-employee directors as well as Company employees. The Company's matching gifts in 2019 were as follows: L. Austin, $5,000; J. Faraci, $25,000; E. Kullman, $25,000; B. Rogers, $25,000; and C. Whitman, $25,000.

(3) Mr. Faraci, who will become the Executive Chairman of the board of Carrier Global Corporation, and Mr. Kearney, who will assume the same role at Otis Worldwide Corporation, and Dr. Garnier, who will join the Carrier board as an independent director, received $77,500, $55,000 and $5,000, respectively, in compensation for pre-Spinoff governance activities at these companies. These amounts were calculated consistent with UTC's policy of compensating non-employee directors for in person attendance at special meetings.

(4) Governor Whitman retired from the Board on April 29, 2019.

Share Ownership

Share Ownership Requirements

Our rigorous share ownership requirements detailed below promote and strengthen the alignment of our non-employee directors and management with the interests of our shareowners.

| **6x** base salary for the Chairman & CEO | **5x** annual base cash retainer for independent directors | **4x** base salary for the CFO, business unit CEOs and business unit presidents | **3x** base salary for other ELG members |

Non-employee directors must achieve their required ownership level within five years of joining the Board and ELG members (including the NEOs) must achieve theirs within five years of appointment to the ELG. If ownership requirements are not met after this five-year period, the individual is not permitted to sell UTC shares until achieving the required level. All directors and ELG members currently comply with their respective ownership requirements or are on track to meet them within the five-year period.

Beneficial Share Ownership of Directors and Executive Officers

The following table shows information as of February 14, 2020, regarding the beneficial ownership of UTC Common Stock by: (i) each director and nominee; (ii) each NEO; (iii) and the directors and executive officers as a group. None of these individuals or the group as a whole beneficially owned more than 1% of UTC Common Stock as of that date. Unless otherwise noted, each person named in the table has sole voting power and sole investment power.

Directors and Executive Officers	SARs Exercisable within 60 days[1]	RSUs Convertible to Shares within 60 days[2]	DSUs Convertible to Shares within 60 days[3]	Total Shares Beneficially Owned[4]
L. Austin III	—	633	6,676	7,309
D. Bryant	—	604	9,800	10,404
J. Faraci	—	2,404	54,559	56,963
J. Garnier	—	—	90,875	108,985
D. Gitlin	53,548	—	—	78,224[5]
G. Hayes	190,943	—	—	406,124[6]
A. Johri	100,396	—	—	140,530
C. Kearney	—	186	3,844	5,772
E. Kullman	—	1,561	23,320	24,887[6]
M. Larsen	—	1,498	18,731	25,661[5]
J. Marks	—	—	—	589
R. McDonough	12,743	—	—	29,467
H. McGraw III	—	3,211	54,685	61,501
N. Mitchill	11,988	—	—	21,067
R. Ortberg	—	—	—	83,812
M. O'Sullivan	—	375	4,615	4,990
D. Ramos	—	181	3,844	4,025
F. Reynolds	—	938	8,083	31,246
B. Rogers	—	938	12,460	18,398[5]
Directors & Executive Officers as a group (25 in total)[7][8][9]				**1,547,838**

(1) The SARs in the table reflect the net number of shares of UTC Common Stock that would be issued to the executive officers if their vested SARs were exercised within 60 days of December 31, 2019. Once vested, each SAR can be exercised for the number of shares of UTC Common Stock having a value equal to the increase in value of a share of UTC Common Stock from the date the SAR was granted through the exercise date. The net number of shares of UTC Common Stock was calculated using $149.76 per share, which was the NYSE closing price on the last trading day in 2019.

(2) The non-employee director RSUs vest in equal portions over five years and are distributed in shares of UTC Common Stock when the director leaves the Board. The table reflects the vested portion of the RSUs, which are the number of shares in which the director and nominee has the right to acquire beneficial ownership at any time within 60 days of December 31, 2019, following the director's separation from the Board.

(3) The non-employee director DSUs are converted into UTC Common Stock upon termination of service. The table reflects the number of shares in which the director and nominee has the right to acquire beneficial ownership at any time within 60 days of December 31, 2019, following the director's separation from the Board.

(4) Includes stock units credited to the executive officer under the UTC Savings Restoration Plan ("SRP") that are converted into shares of UTC Common Stock following retirement or separation of employment. As of December 31, 2019, the NEOs held the following units in the SRP: D. Gitlin (2,993 units); G. Hayes (9,479 units); A. Johri (2,012 units); J. Marks (496 units); N. Mitchill, Jr. (794 units) and R. Ortberg (426 units) whose units are in the Rockwell Collins Non-Qualified Savings Plan which was frozen effective January 1, 2020. The executive officers as a group held 35,965 units in these restoration plans.

(5) Includes shares for which voting and investment power is jointly held by the director or NEO: D. Gitlin (12,893 shares); M. Larsen (5,432 shares); and B. Rogers (5,000 shares).

(6) Includes shares for which a spouse holds sole voting and investment power: G. Hayes (2,205 shares) and E. Kullman (6 shares).

(7) Reflects as of February 14, 2020, the holdings of the directors and executive officers listed in the Company's 2019 Annual Report on Form 10-K.

(8) Includes 7,301 shares for which the spouse of an executive officer who is not an NEO shares voting and investment power.

(9) Includes 1,546 shares for which the spouse of an executive officer who is not an NEO holds sole voting and investment power.

Certain Beneficial Owners

The following table shows all holders known to UTC to be beneficial owners of more than 5% of the outstanding shares of UTC Common Stock as of December 31, 2019.

Name and Address	Shares	Percent of Class
State Street Corporation[1] State Street Financial Center One Lincoln Street Boston, MA 02111	90,405,435	10.47%
The Vanguard Group[2] 100 Vanguard Boulevard Malvern, PA 19355	70,309,850	8.14%
BlackRock, Inc.[3] 55 East 52nd Street New York, NY 10055	57,639,496	6.7%

(1) State Street Corporation reported in an SEC filing that, as of December 31, 2019, it held sole voting power with respect to zero shares of UTC Common Stock, shared voting power with respect to 81,790,103 shares of UTC Common Stock, sole dispositive power with respect to zero shares of UTC Common Stock, and shared dispositive power with respect to 90,395,535 shares of UTC Common Stock. State Street Corporation also reported that its wholly owned subsidiary, State Street Bank and Trust Company, is the trustee for the UTC Common Stock in the UTC Employee Savings Plan Master Trust, which beneficially owns 5.89% of UTC Common Stock, and that in this capacity State Street Bank and Trust Company has dispositive power and voting power over the shares in certain circumstances.

(2) The Vanguard Group reported in an SEC filing that, as of December 31, 2019, it held sole voting power with respect to 1,173,286 shares of UTC Common Stock, shared voting power with respect to 210,851 shares of UTC Common Stock, sole dispositive power with respect to 68,965,760 shares of UTC Common Stock, and shared dispositive power with respect to 1,344,090 shares of UTC Common Stock.

(3) BlackRock, Inc., reported in an SEC filing that, as of December 31, 2019, it held sole power to vote or to direct the vote of 51,540,316 shares of UTC Common Stock and sole power to dispose or direct the disposition of 57,639,496 shares of UTC Common Stock.

Proposal 2: Advisory Vote to Approve Executive Compensation

What am I voting on?

Each year we ask shareowners to approve, on an advisory basis, the compensation of UTC's Named Executive Officers ("NEOs"). Before voting, we encourage you to read and consider the **Compensation Discussion and Analysis** on pages **33-63**, along with the **compensation tables** on pages **65-75**.

How is Shareowner Feedback Considered?

UTC values and considers shareowner opinions when making executive compensation decisions. Over the years, shareowner input has substantially contributed to our executive compensation program's Guiding Principles, which can be found on page 34 of this Proxy Statement. We actively engage in annual discussions with investors on executive compensation matters. The Compensation Committee uses this feedback in its annual evaluation and management of our program. Shareowner feedback also is reflected in our ongoing effort to enhance the clarity and transparency of the compensation disclosures in this Proxy Statement.

Why Should I Vote For this Proposal?

Our executive compensation program is structured to advance our fundamental objective: aligning our executives' compensation with the long-term interests of UTC shareowners. Our program is designed to reward financial performance and effective strategic leadership, key elements in building sustainable shareowner value. The performance metrics used in our incentive plans align with shareowner interests by correlating the timing and amount of actual payouts to our short-, medium- and long-term performance. Compensation opportunities are structured to reward the appropriate balance of financial, strategic and operational business results, and to require ethical and responsible conduct in pursuit of these goals. The Board and its Compensation Committee believe that UTC's executive compensation program has effectively aligned pay with performance, while facilitating the retention of highly talented executives who are critical to our long-term success.

Accordingly, the Board recommends that shareowners vote **FOR** the following resolution:

"RESOLVED, that the compensation of UTC's NEOs, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and related information provided in this Proxy Statement, is hereby APPROVED on an advisory basis."

As a matter of law, the approval or disapproval of this Proposal 2 may not be construed as overruling any decision by UTC or the Board, or as imposing any duty or obligation on UTC, the Board or any individual director.

FOR — **The Board of Directors recommends a vote FOR this proposal.**

Compensation Discussion and Analysis

2019 NAMED EXECUTIVE OFFICERS

GREGORY J. HAYES	**JUDITH F. MARKS**
Chairman & CEO	President & CEO, Otis
NEIL G. MITCHILL, JR.	**AKHIL JOHRI**
Acting Senior Vice President & Chief Financial Officer	Special Advisor to the Chairman & CEO
ROBERT K. ORTBERG	**ROBERT J. MCDONOUGH**
CEO, Collins Aerospace Systems	Special Advisor to the President & CEO of Carrier
DAVID L. GITLIN	
President & CEO, Carrier	

What's in this section?

In this section, we discuss our **compensation philosophy** and explain how **our executive compensation program is structured to advance our fundamental objective of aligning our executives' compensation with the long-term interests of UTC shareowners**. We also explain how the Compensation Committee of the Board (the "Committee") determines compensation for the members of our Executive Leadership Group ("ELG"), which is comprised of approximately 30 of our most senior executives and includes each of the NEOs listed above. This discussion also explains the Committee's rationale for specific 2019 pay decisions.

Executive Summary

Investor Engagement

SHAREOWNER OUTREACH EFFORTS

We actively seek and highly value feedback from shareowners and their advisors. The Committee annually considers this feedback along with factors such as external market data and management and consultant recommendations in its ongoing assessment of the effectiveness of our program.



96% support

RESPONSE TO OUR 2019 SAY-ON-PAY VOTE

Each year we consider the results of our advisory vote on executive compensation ("say-on-pay") from the prior year. In 2019, 96% of the votes cast (excluding abstentions and broker non-votes) voted in favor of the Committee's 2018 executive compensation decisions. We interpreted this result as an endorsement of our compensation program's design and direction.

2019 SHAREOWNER FEEDBACK

This past year, shareowners also expressed support for our recent executive compensation program changes related to the portfolio transformation currently underway at UTC. These changes are discussed in detail in the Proxy Summary on page 4. Additional information on our shareowner engagement can be found on page 16.

Our Executive Compensation Philosophy

The Committee believes that there must be a meaningful link between the compensation paid to our executives and our goal of long-term, sustainable growth for our shareowners. This core philosophy is embedded in the following principles that guide all aspects of our compensation program:

UTC'S GUIDING PRINCIPLES FOR EXECUTIVE COMPENSATION

Competitiveness	Long-Term Focus	Balance
Total compensation should be sufficiently competitive to attract, retain and motivate a leadership team capable of maximizing UTC's performance. Each element should be benchmarked relative to peers.	For our most senior executives, long-term, stock-based compensation opportunities should significantly outweigh short-term, cash-based opportunities. Annual objectives should complement sustainable, long-term performance.	The portion of total compensation contingent on performance should increase with an executive's level of responsibility. Annual and long-term incentive opportunities should reward the appropriate balance of short-, medium- and long-term financial, strategic and operational business results.
Pay-for-Performance	**Responsibility**	**Shareowner Alignment**
A substantial portion of compensation should be variable, contingent and directly linked to Company, business unit and individual performance.	A complete commitment to ethical and corporate responsibility is a fundamental principle incorporated into all aspects of our compensation program. Compensation should take into account each executive's responsibility to act at all times in accordance with our Code of Ethics and our environmental, health and safety objectives. Financial, strategic and operational performance must not compromise these values.	The financial interests of executives should be aligned with the long-term interests of our shareowners through stock-based compensation and performance metrics that correlate with long-term shareowner value.

2019 Principal Components of Compensation

The following table summarizes the principal components of our 2019 executive compensation program. The Committee structures these elements to promote and reward financial performance through a variety of performance metrics and time horizons. For additional details on each of these components refer to pages 41-47.

Pay Component	Time Horizon	Performance Measures	Purpose
Base Salary	1 year	Individual achievement	Attract and retain talent
Annual Bonus	1 year	Earnings	
		Free cash flow	Drive near-term performance goals
		Individual achievement	
Performance Share Units	3 years	Adjusted earnings per share	
		Return on invested capital	
		Total shareowner return vs. the S&P 500 companies	Drive medium-term performance goals
		Share price appreciation	
Stock Appreciation Rights	10 years	Share price appreciation	Drive long-term share price appreciation

2019 Performance

2019 was a truly extraordinary year for United Technologies Corporation. We delivered record sales and exceeded our earnings and cash flow expectations communicated to investors for the year, all while we continued to invest in the future of our business by spending $5.3 billion in company- and customer-funded research and development. Through strong stock price growth and continuing our 83-year tradition of paying a dividend to our shareowners, we generated 43.8% TSR, outpacing the Dow Jones Industrial Average and the S&P 500 Index.

Each of our business units also saw milestone achievements during the year, including:

- **Collins Aerospace**: The integration of Rockwell Collins is proving to be a success — with the acquisition accounting for approximately 66 cents of EPS accretion during 2019. In addition, Collins Aerospace was notified that the U.S. Air Force planned to award it a sole-source contract to deliver ACES 5 ejection seats for use in a number of military aircraft, as part of the Air Force's Next-Generation Ejection Seat program.

- **Pratt & Whitney**: Orders of Pratt & Whitney's Geared Turbofan engine continue to be strong with more than 10,000 firm and option orders at year-end from more than 80 customers. The company also was awarded the largest F135 engine production contract in the program's history, valued at $5.7 billion.

- **Carrier**: For the fifth straight year, Carrier launched more than 100 new products. Carrier also saw continued global expansion of its products and services during the year. Burger King selected Carrier's Green & Cool CO2Y natural refrigerant system as the preferred condensing units for its restaurants in Spain. The company also entered into a strategic cooperation agreement with Tim Hortons to provide HVAC solutions and services for its restaurants in China.

- **Otis**: Otis completed the eight-year modernization project of New York City's Empire State Building, one of the largest and most complex projects in its history. Otis also completed the installation of its first inclined elevator in China at the iconic Shanghai Oriental Pearl Tower.

These achievements are even more impressive considering the historic portfolio transformation currently underway at UTC.

The Spinoffs of Carrier and Otis are on track to be completed in the first half of 2020. The Spinoffs will create two new independent companies that are positioned to be leaders in their industries. Both companies will have the resources, capital and strategic flexibility to focus on the unique needs of their customers.

Further, in June we announced that following the Spinoffs, UTC will merge with Raytheon to create Raytheon Technologies. This Merger is a historic opportunity to bring together two companies, each with its own rich tradition of innovation, performance and operational excellence. The new, combined company will be balanced across global commercial and defense markets, with advanced technology capabilities for air, sea, land and space. This Merger is expected to create significant long-term value for our shareowners and our customers.

"**Across all of UTC, we remain focused on our key priorities, which remain unchanged. First and foremost, it's executing on customer commitments, continuing to innovate, continuing to take cost out and to be disciplined in capital allocation. I remain very excited about the future for Carrier and Otis as standalone, public companies and for the future of UTC as we merge with Raytheon to become Raytheon Technologies.**"

Gregory J. Hayes, Chairman & Chief Executive Officer

FINANCIAL HIGHLIGHTS

In 2019, we achieved record sales of $77 billion, an increase of 16% over 2018. Importantly, this included organic growth of 5% (non-GAAP), with all four of our business units contributing. We reported diluted EPS of $6.41 (GAAP) and adjusted EPS of $8.26 (non-GAAP). Net income growth was 5% (GAAP) and 16% (non-GAAP). Cash flow from operating activities was $8.9 billion (GAAP) and capital expenditures were $2.3 billion, resulting in free cash flow of $6.6 billion (non-GAAP). In a year of unprecedented change, our 2019 performance is a testament to our focus.

16% sales growth

5% organic sales growth

5% net income growth

GAAP FINANCIAL MEASURES*

SALES
(in billions)

2017	$59.8
2018	$66.5
2019	$77.0

DILUTED EPS
($ per share)

2017	$5.70
2018	$6.50
2019	$6.41

CASH FLOW FROM OPERATING ACTIVITIES
(in billions)

2017	$5.6
2018	$6.3
2019	$8.9

NET INCOME
(in billions)

2017	$4.6
2018	$5.3
2019	$5.5

NON-GAAP FINANCIAL MEASURES*

ADJUSTED SALES
(in billions)

2017	$60.2
2018	$66.5
2019	$77.0

ADJUSTED DILUTED EPS
($ per share)

2017	$6.65
2018	$7.61
2019	$8.26

FREE CASH FLOW
(in billions)

2017	$3.6
2018	$4.4
2019	$6.6

ADJUSTED NET INCOME
(in billions)

2017	$5.3
2018	$6.2
2019	$7.1

* See Appendix A on pages 95-96 for a reconciliation of these GAAP to non-GAAP financial measures.

SHAREOWNER VALUE CREATION

DIVIDENDS PAID (PER COMMON SHARE)



2017	$2.72
2018	$2.835
2019	$2.94

| **43.8%**
TSR
in 2019 | **83rd**
year
in a row we
paid dividends
to shareowners | **$2.6**
billion
paid in 2019 to investors
through dividends and
share buybacks | **3.7%**
increase
in dividends per share
paid to shareowners
during 2019 |

Over the last five years, we have spent **$20.8 billion in company- and customer-funded research and development.**

We believe that our recent investments in innovative products, transformative strategic transactions and our ongoing drive to deliver on customer commitments has built a solid foundation for future earnings growth and the creation of shareowner value.

The chart below illustrates UTC's annualized TSR compared to our Compensation Peer Group ("CPG") and other major market indices over varying time periods.

TOTAL SHAREOWNER RETURN (AS OF DECEMBER 31, 2019)*



Legend: ■ UTC   ■ S&P 500 Index   ■ CPG   ■ Dow Jones Industrial Average

	UTC	S&P 500 Index	CPG	Dow Jones Industrial Average
1-Year TSR	43.8%	31.5%	19.1%	25.3%
3-Year TSR	13.5%	15.3%	6.8%	15.7%
5-Year TSR	7.9%	11.7%	7.6%	12.6%
10-Year TSR	10.6%	13.6%	9.8%	13.4%

*TSR values are provided by S&P Capital IQ and are calculated on an annualized basis as of December 31, 2019. The CPG composite returns are determined by calculating the TSR for each peer company, then a weighted average is applied based on each company's market capitalization at the beginning of the measurement period.

How 2019 Performance Affected Incentive Payouts

As previously discussed on page 3, the Committee utilizes five key financial metrics that it believes are essential to the long-term financial health of our Company. The chart below shows UTC's performance against these pre-established financial goals set for our 2019 annual bonus and our 2017–2019 PSU awards.

Incentive Plans[1]	Threshold	Target	Maximum	Actual	Payout Factor
2019 Annual Bonus[2]					
UTC Earnings (net income)	$6.1 billion	$6.8 billion	$7.5 billion	$7.1 billion	143%
UTC Free Cash Flow	$4.9 billion	$6.5 billion	$8.1 billion	$7.4 billion	154%
				UTC Financial Performance Factor	**147%**
2017-2019 Performance Share Units[3]					
EPS Growth	2.2%	6.5%	13.0%	7.7%	119%
Return on Invested Capital	8.5%	9.9%	11.3%	9.9%	100%
UTC's TSR rank vs. S&P 500 companies[4]	25th %ile	50th %ile	75th %ile	56.2nd %ile	125%
				Payout Factor	**114%**

(1) Performance goals and results are based on non-GAAP financial measures. See Appendix B on page 97 for a definition of these metrics.

(2) Reflects annual bonus goals and results for the UTC financial performance factor. Business unit goals and results differ. See pages 42-43 for details.

(3) Performance targets were adjusted for the 2017-2019 PSUs to neutralize the effect of the Tax Cuts and Jobs Act and to adjust out the benefit of the Rockwell Collins acquisition.

(4) TSR is calculated using a 60-day average stock price at the beginning and end of the performance period for UTC and the companies within the S&P 500 Index at the beginning of the performance period.

How We Make Pay Decisions and Assess Our Programs

ROLE AND RESPONSIBILITIES

Compensation Committee
Oversees our programs

- Sets financial, strategic and operational goals and objectives for the Company, the business units and the CEO as they relate to the annual and long-term incentive programs.
- Assesses Company, business unit and NEO performance relative to the pre-established goals and objectives set for the year.
- Approves CEO pay adjustments based on its assessment of CEO performance.
- Reviews the CEO's recommendations for pay changes for ELG members and executive officers, and makes adjustments as appropriate.
- Evaluates the competitiveness of the compensation packages for ELG members and executive officers.
- Approves all executive compensation program design changes, including severance, change-in-control and supplemental benefit arrangements.
- Reviews risk assessments of UTC's compensation plans, policies and practices.
- Considers shareowner input regarding executive compensation decisions and policies.
- All decisions are subject to review by the other independent directors.

CEO
Provides selective input to the Committee

- Considers the performance of each ELG member/executive officer, his or her business unit and/or function, market benchmarks, internal equity and retention risk when determining pay recommendations.
- Presents the Committee with recommendations for each principal element of compensation for ELG members (including the other NEOs) and executive officers.
- Does not have any role in the Committee's determination of his own compensation.

Management and the Independent Consultant	**Shareowners**
Provide insight and assistance	Provide feedback on our programs
The Executive Vice President & Chief Human Resources Officer, along with UTC's Human Resources staff and the independent compensation consultant, provide insight on program design and compensation market data to assist the Committee with its decisions. Management also has been delegated oversight responsibility of executive compensation plan administration.	In assessing our program each year, the Committee reviews the feedback received from shareowners. This feedback, along with other factors, helps the Committee in its decisions and its ongoing assessment of the effectiveness of our program.

Independent Compensation Consultant

The Compensation Committee retained Pearl Meyer & Partners ("Pearl Meyer") to serve as its executive compensation consultant for 2019. Although Pearl Meyer may make recommendations on the form and amount of compensation, the Committee makes all decisions regarding the compensation of our NEOs and other ELG members.

During 2019, Pearl Meyer advised the Committee on a variety of subjects, including compensation plan design and trends, pay-for-performance analytics, benchmarking data and related matters. Pearl Meyer reports directly to the Committee, participates in meetings as requested and communicates with the Committee Chair between meetings as necessary. A Pearl Meyer representative attended each of the five Committee meetings in 2019.

Prior to engaging Pearl Meyer, the Committee reviewed the firm's qualifications, independence and any potential conflicts of interest. Pearl Meyer does not perform other services for or receive other fees from UTC (except for an incidental amount of $13,200 in 2019 for participation in certain business surveys). The Committee therefore determined that Pearl Meyer qualified as an independent consultant. The Committee has the sole authority to modify or approve Pearl Meyer's compensation, determine the nature and scope of its services, evaluate its performance, terminate the engagement, and hire a replacement or additional consultant at any time.

The Committee also uses market data from other compensation consulting firms for benchmarking and other purposes. However, this benchmark data is generally broadly available to these firms' other consulting clients. No other consulting firm made recommendations to the Committee or management on UTC's peer group composition or on the form, amount or design of executive compensation in 2019.

Our Compensation Peer Group

How We Use Peer Group Data. We compare our executive compensation program to those at the 24 companies that make up our CPG. Data from a broader range of companies, including the Fortune 100, are used for insight into general compensation trends and to supplement CPG data when necessary and appropriate. To maintain a sufficiently competitive executive compensation program, the Committee believes the target value of each principal element of compensation should approximate the market median of the companies UTC views as competitors for executive talent. The Committee annually evaluates each compensation element relative to the market for each ELG member's role and makes adjustments as necessary. However, individual compensation may vary from market median benchmarks based on the Committee's assessment of other factors that it determines to be relevant, including Company, business unit/function and individual performance, job scope, retention risk, internal pay equity and tenure.

How Our Compensation Peer Group is Constructed. The CPG's composition reflects a mix of both industry and non-industry peers that the Committee views as competitors for senior executive talent. Like UTC, 11 of these 24 companies are Dow Jones Industrial Average components. In 2019, there were no adjustments to the CPG, except that following their separation, both Dow and DuPont returned to our CPG (both companies were in the CPG prior to their merger). The Committee believes the companies in the CPG provide a relevant comparison based on their similarity to UTC in size, geographic footprint and operational complexity, taking into account factors such as revenue, market capitalization, global scope of operations, manufacturing footprint, research and development activities, and diversified product portfolios. The CPG is constructed to serve the specific purpose of benchmarking executive compensation. For this reason, we do not use the relative financial performance of the CPG as a performance metric in our incentive compensation programs.

We target compensation to approximate the market median.

OUR COMPENSATION PEER GROUP

Companies in **Blue** represent Dow Jones Industrial Average components.

Aerospace & Defense

Boeing
General Dynamics
Lockheed Martin
Northrop Grumman
Raytheon

Equipment & Machinery

3M
Caterpillar
Deere
Eaton
Emerson Electric
Johnson Controls

**Technology/
Communications**

AT&T
Cisco
IBM
Verizon

**Consumer Packaged
Goods**

Johnson & Johnson
Procter & Gamble

Oil & Gas

Chevron

Chemicals

Dow
DuPont

Diversified Industrials

General Electric
Honeywell

Automotive

General Motors

Pharmaceuticals

Pfizer

PEER GROUP DATA*

	Net Sales (in billions)	Market Capitalization (in billions)	Employees
25th percentile	$35.3	$51.9	88,000
50th percentile	$51.9	$99.5	101,000
75th percentile	$80.6	$206.8	135,000
UTC	$77.0	$129.4	243,200
UTC Rank (%ile)	69th	65th	93rd

*Peer company data is provided by S&P Capital IQ. Net sales and employee data reflect the most recent publicly available information as of February 18, 2020. Net sales are based on continuing operations, as reported, in accordance with U.S. GAAP financial reporting standards. Market capitalization for peer companies is calculated based on publicly available shares outstanding as of December 31, 2019.

Timeline for Compensation Decisions

The Committee followed the process shown below in making 2019 annual pay decisions for each principal component of compensation included in total direct compensation. Total direct compensation for each of our NEOs is shown on page 2.

February 2019	April 2019	December 2019	January 31, 2020	February 4, 2020	1st Quarter of 2020
2019 base salary merit adjustments were approved. Performance goals for the 2019 annual bonuses were approved.	2019 base salary adjustments took effect.	Review of preliminary 2019 Company and business unit performance.	Review of final 2019 Company, business unit and individual performance. Financial performance factors and individual payout levels for 2019 annual bonuses were approved. 2020 LTI award values were approved.	2020 LTI awards granted.	2019 annual bonuses paid.

2019 Principal Elements of Compensation

Base Salary

To attract and retain talented and qualified executives, we provide competitive base salaries, which we target at the market median. Each year the Committee reviews the CEO's recommendations for base salary merit adjustments for ELG members and other officers relative to peer market data for similar roles. The Committee has complete discretion to modify or approve the CEO's recommendations, and the CEO has no involvement in the Committee's determination of his own base salary. Actual salaries may vary from market medians based on factors such as job scope and responsibilities, experience, tenure, individual performance, retention risk and internal pay equity.

Annual Bonus

OUR OBJECTIVES

The Committee believes its methodology for determining annual bonus awards accomplishes the following objectives:

- Sets financial performance goals that are consistent with the Committee's assessment of opportunities and risks for the upcoming year, as communicated to investors.
- Establishes challenging but achievable performance goals for our executives.

- Provides incentive opportunities that are market competitive.
- Allows the Committee to make discretionary adjustments if it determines that measured performance does not fully align with its assessment of overall performance.

ANNUAL BONUS TARGETS

The Committee approves annual bonus target levels based on relevant market data for each ELG member's role. Target levels are expressed as a percentage of base salary and generally approximate the market median. The 2019 annual bonus targets for each NEO are shown below:

NEO	Annual Bonus Target	NEO	Annual Bonus Target
Gregory J. Hayes	175%	Judith F. Marks	125%
Neil G. Mitchill, Jr.	70%	Akhil Johri	110%
Robert K. Ortberg	125%	Robert J. McDonough	100%
David L. Gitlin	125%		

HOW THE SPINOFFS AND MERGER IMPACTED OUR ANNUAL BONUS DESIGN FOR 2019 AND 2020

Every year the Committee establishes annual performance goals at threshold, target and maximum levels for two financial metrics: earnings and free cash flow ("FCF"). Performance relative to these pre-established goals determines the financial performance factors for UTC and each business unit.

In anticipation of the pending Spinoffs of Carrier and Otis, the Committee approved a modified 2019 annual bonus design with metrics for our business unit executives based solely on business unit performance. This differs from our previous formula where 60% was based on business unit performance and 40% was based on UTC's overall performance. The Committee made this change to emphasize the need for Carrier and Otis to focus exclusively on their businesses' performance during the period leading up to the Spinoffs. This approach also focuses our aerospace businesses on their operational commitments without the distractions of complex corporate transactions.

In October 2019, the Committee decided to retain this 2019 design for our 2020 annual bonus program. This design enables our commercial and aerospace business units to maintain their business-specific 2020 performance goals after the Spinoffs and Merger. However, the Committee expects this to be a short-term modification to accommodate the transformation of our business portfolio, and does not reflect a permanent structural change to our compensation program or philosophy. Following the Spinoffs and Merger, the compensation committees of Carrier, Otis and Raytheon Technologies will each evaluate the design of their executive compensation programs to assure alignment with their respective compensation philosophies.

2019 FUNDING FORMULA

The charts below show the weighting of each financial metric for the 2019 annual bonus program. UTC's financial performance factor determines the annual bonus pool for Corporate Office executives, while each business unit's financial performance factor determines the bonus pool for its business unit executives.

UTC FINANCIAL PERFORMANCE FACTOR



40% UTC FCF

60% UTC Earnings

BUSINESS UNIT FINANCIAL PERFORMANCE FACTORS



40% Business Unit FCF

60% Business Unit Earnings

BACKGROUND ON FINANCIAL PERFORMANCE METRICS AND GOALS

	UTC Earnings	UTC FCF	Business Unit Earnings	Business Unit FCF
How are performance metrics defined for annual bonus purposes?	UTC's net income, adjusted for restructuring, non-recurring and other significant, non-operational items.*	UTC FCF, adjusted for certain restructuring, non-recurring and other significant, non-operational items.*	Business unit earnings before interest and taxes ("EBIT") at constant currency, adjusted for certain restructuring, non-recurring and other significant, non-operational items, and the impact of acquisitions and divestitures.*	Business unit FCF, adjusted for certain restructuring, non-recurring and other significant, non-operational items.*
Why did the Committee select these metrics?	The Committee believes that adjusted net income is an appropriate UTC-wide earnings goal because it includes the impact of items such as tax, interest and foreign exchange fluctuations, which are managed at the Corporate level and thus relevant to assessing UTC's overall performance.	The Committee believes that FCF performance is a relevant measure of our ability to generate cash to fund our operations and key business investments.	The Committee believes operating earnings growth, exclusive of tax, interest and foreign exchange exposure, should be the focus of business unit performance.	The Committee believes that FCF performance is a relevant measure of the business units' ability to generate cash to fund their operations and key business investments.
Why does the Company use non-GAAP financial performance goals for annual bonus purposes?	The Committee believes annual bonuses should not be positively or negatively impacted by short-term decisions made in the best interest of UTC's long-term business strategies. Using non-GAAP performance measures encourages decision-making that considers long-term value creation that does not conflict with short-term incentive metrics. Adjustments for restructuring; non-recurring and other significant, non-operational items; and acquisitions and divestures provide a more relevant assessment of business performance and aligns compensation opportunities with the non-GAAP financial expectations we communicate to investors.			
How did the Committee set performance goals?	An adjusted net income goal was set to correspond to the expected adjusted EPS range communicated to investors for the year.	The UTC FCF goal was set to align with the performance expectations communicated to investors for the year.	Adjusted EBIT goals were set to contribute to the overall adjusted UTC net income goal, and reflect each business unit's anticipated opportunities and challenges for the year.	FCF goals were set to contribute to the overall UTC goal and to align with each business unit's strategic business plan for the year.
What goals did the Committee set for 2019?	A $6.8 billion adjusted net income goal was set to correspond to an adjusted EPS of $7.90, which fell within the EPS range communicated to investors at the beginning of the year.	$6.5 billion FCF goal	Adjusted EBIT goals ranged from $1.8 billion to $4.2 billion for our business units.	FCF goals ranged from $1.2 billion to $3.3 billion for our business units.

*See Appendix B on page 97 for a detailed definition on how we calculate earnings and FCF for the purposes of determining the UTC and business unit financial performance factors.

PAYOUT FACTORS

Payout factors begin at 50% of target (for threshold-level performance) and are capped at 200% of target (for maximum-level performance). There are no payouts for below threshold-level performance.

UTC 2019 Earnings Goal*	Threshold	Target	Maximum
Adjusted Net Income	$6.1 billion	$6.8 billion	$7.5 billion
Payout Factor (as a % of target)	50%	100%	200%

UTC 2019 Free Cash Flow Goal*	Threshold	Target	Maximum
Free Cash Flow	$4.9 billion	$6.5 billion	$8.1 billion
Payout Factor (as a % of target)	50%	100%	200%

*Reflects the goals set for the UTC financial performance factor. Earnings and FCF goals for our business units vary.

HOW 2019 FINANCIAL PERFORMANCE RESULTS LED TO THE FINANCIAL PERFORMANCE FACTORS

	UTC Earnings	UTC FCF	Business Unit Earnings	Business Units FCF
What 2019 financial results were used to determine the financial performance factors?	UTC's adjusted 2019 net income was $7.1 billion.	UTC's free cash flow was $6.6 billion, which was adjusted to $7.4 billion for annual bonus purposes to exclude certain restructuring, non-recurring and other significant, non-operational items (including charges related to the Spinoffs).	Adjusted business unit EBIT ranged from $1.8 billion to $4.5 billion.	Free cash flow results for our business units ranged from $1.4 billion to $3.4 billion.
What were the payout factors for each metric?	143% of target	154% of target	Ranged from 69% to 166% of target.	Ranged from 70% to 134% of target.
What were the calculated financial performance factors?	The weighted earnings and free cash flow payout factors resulted in a blended UTC financial performance factor of 147% of target.		The weighted earnings and free cash flow payout factors resulted in blended financial performance factors for our business units ranging from 69% to 144% of target.	
Did the Committee make any adjustments to the calculated financial performance factors?	The Committee did not make any discretionary adjustments to the calculated UTC financial performance factor.		The Committee did not make any discretionary adjustments to the calculated financial performance factors for our business units.	

POOL DETERMINATION

Annual bonus funding pools are calculated by first multiplying each executive's annual bonus target value (base salary x target bonus percentage) by the applicable performance factor approved by the Committee (UTC or a specific business unit). These amounts are then aggregated to determine award pools for the Corporate Office and each business unit, and are subsequently allocated among eligible executives based on individual performance.

INDIVIDUAL PERFORMANCE

Our NEOs begin the year with individual financial, strategic and/or operational objectives. Based on the CEO's assessment of each NEO's performance, he may recommend that the Committee make a discretionary adjustment to increase or decrease the annual bonus calculated relative to the executive's applicable financial performance factor. The Committee considers these recommendations and makes any adjustments it deems appropriate. Mr. Hayes has no role in the Committee's determination of his own annual bonus.

COMMITTEE'S USE OF DISCRETION IN ANNUAL BONUS AWARDS

The annual bonus program is designed to closely align individual payouts with performance relative to pre-established goals. However, the Committee retains the authority to make upward or downward adjustments if it determines that Company, business unit and/or individual performance measured by these metrics does not accurately reflect the overall quality of performance for the year. Although the achievement of financial performance goals remains the primary basis for determining annual bonus payouts, the Committee has previously made positive and negative discretionary adjustments to financial performance factors affecting both funding pools and individual awards. Examples of situations that could result in discretionary adjustment include:

- Material, unforeseen circumstances beyond management's control that affected financial performance results relative to the established goals, including certain non-recurring charges and credits unrelated to operating performance;
- Tax or accounting rule adjustments that positively or negatively impact performance;

- Changes to the Company's capital structure;
- An executive's performance relative to specific individual annual objectives; or
- An executive's failure to adhere to UTC's Code of Ethics, Enterprise Risk Management program or other Company policies.

Long-Term Incentive Awards

The Committee annually reviews the design of our LTI awards to ensure consistency with our program's fundamental objective of aligning the interests of executives and shareowners while attracting and retaining talented senior leaders. Our annual LTI awards are subject to three-year, service-based (and in the case of PSUs, performance-based) vesting requirements, with exceptions for death, disability, retirement, change-in-control and certain qualifying involuntary terminations.

2019 LTI VEHICLES

Each year the Committee approves a total LTI award value for each NEO. This occurs at its meeting prior to the grant date of the awards. For the February 5, 2019 grant, our NEOs received 50% of their annual award in PSUs and the remaining 50% in SARs. The Committee did not grant RSUs to ELG members as part of the annual 2019 award in order to emphasize the focus on performance during the portfolio transformation period.

The number of shares ultimately awarded to each NEO is determined using the January average of UTC's closing stock price prior to the grant date (early February). This method has been adopted to limit the impact of potential short-term volatility in UTC's stock price on the date of grant. As a result, the value approved by the Committee often differs from the value shown in the Summary Compensation Table, which is based on the closing price of UTC Common Stock on the grant date and other valuation assumptions required under FASB ASC Topic 718.

2019 NEO LTI MIX



50% SARs

50% PSUs

2019 PERFORMANCE SHARE UNITS

On February 5, 2019, the Committee granted PSU awards subject to three pre-established performance goals: EPS growth, ROIC and relative TSR versus the companies within the S&P 500. PSUs vest at the end of a three-year performance period if, and to the extent that, the Company achieves the performance goals established by the Committee. When a PSU vests, it converts into one share of UTC Common Stock. Unvested PSUs do not earn dividend equivalents. PSUs are designed to deliver market median compensation at target levels of performance. Performance below or above target levels will result in payouts that differ from the market median.

HOW THE SPINOFFS AND MERGER IMPACTED 2019 PSU GOAL SETTING

Since our PSU awards have UTC-wide performance goals that will no longer be measurable after the Spinoffs, the 2019 PSU awards (as well as the 2018 PSU awards) will convert into unvested RSUs of each executive's post-Spinoff employer. The conversion formula will take into account UTC's performance for the period up to the Spinoffs, with target-level performance assumed for the remaining pro-rata portion of the performance period. These RSUs will remain eligible to vest after the Spinoffs on each award's original vesting date, subject to the executive's continued employment.

To facilitate the measurement of performance at the time of the Spinoffs, the Committee set three annual EPS growth goals (with underlying quarterly assumptions) for the 2019 PSU award at its February 2019 meeting. This differs from UTC's historical practice of setting a three-year EPS compound annual growth rate goal. This transitional modification is not intended to be a permanent structural change to our compensation program design or philosophy. Following the Merger with Raytheon, the compensation committee of Raytheon Technologies will align the merged company's executive compensation program design with the intent of maintaining our goals of driving long-term, sustainable growth and reinforcing a pay-for-performance culture.

PERFORMANCE METRICS FOR 2019 PSUs

EARNINGS PER SHARE GROWTH ("EPS")



Earnings Per Share* (weighted 35%)

- Three separate EPS growth goals set for each year within the three-year performance period.

- Aligned with our mid-range strategic business plan.

- Reflects what the Committee determined to be challenging, yet attainable targets.

*This chart reflects annual EPS threshold, target and maximum goals for the 2019 performance period. The Committee also set EPS goals for 2020 and 2021 performance periods that are not reflected here.

RETURN ON INVESTED CAPITAL ("ROIC")



Return on Invested Capital (weighted 35%)

- Calculated using a quarterly average over the three-year performance period.

- Incentivizes our executives to make disciplined capital allocation decisions.

TOTAL SHAREOWNER RETURN ("TSR") VS. S&P 500



Relative TSR (weighted 30%)

- Cumulative three-year TSR goal was set at the 50th percentile relative to the companies in the S&P 500 Index at the beginning of the performance period.

- Vesting does not occur if UTC's TSR ranks below the 25th percentile and is capped at 200% of target if TSR reaches the 75th percentile.

- If UTC's three-year TSR is negative, the payout for this portion of the award is capped at 100% of target, regardless of UTC's relative performance vs. the S&P 500 companies.

- Beginning and end periods are measured using a 60-day average.

Why We Compare UTC's TSR to the TSR of the Companies in the S&P 500 Index. The Committee believes that comparing UTC's TSR to the companies in the S&P 500 provides an appropriate benchmark for measuring our share price performance as a large capitalization company. The Committee does not set TSR goals relative to the performance of the CPG (see pages 39-40 for more details on our peer group) because the CPG is used solely to measure the competitiveness of our executive compensation program. The Committee believes the S&P 500 provides a more comprehensive and relevant comparison for our share price performance and, unlike the CPG, is not a self-selected, customized benchmark based on a limited number of companies.

What the Committee Considers when Setting Performance Goals. When setting financial performance goals for our PSU awards, the Committee considers various long-term business factors, including, but not limited to, planned share buybacks, macroeconomic market trends, pension headwinds/tailwinds and cost reduction plans. Certain items such as unplanned share buybacks, restructuring charges, and non-recurring and non-operational items may be excluded from performance results, as appropriate, to maintain the validity of the targets as originally formulated. See Appendix B on page 97 for a definition of how we calculate these metrics.

PSU Vesting (2017-2019 Performance Period). PSU awards granted on January 3, 2017, were subject to vesting based on UTC's three-year performance relative to pre-established EPS growth, ROIC and relative TSR goals. The performance results used to determine the final payout factor for the 2017-2019 performance period were as follows:

Metric	Weight	Threshold*	Target*	Maximum*	Actual	Payout Factor
3-Year EPS Growth	35%	2.2%	6.5%	13.0%	7.7%	119%
3-Year Quarterly Average ROIC	35%	8.5%	9.9%	11.3%	9.9%	100%
3-Year TSR vs. the S&P 500	30%	25th %ile	50th %ile	75th %ile	56.2nd %ile	125%
					Final Payout Factor	**114%**

*EPS and ROIC performance targets were adjusted for the 2017-2019 and 2018-2019 PSU awards to neutralize the effect of the Tax Cuts and Jobs Act and adjust out the benefit of the Rockwell Collins acquisition.

The 2019 GAAP diluted EPS of $6.41 was adjusted to $8.26 to account for the impact of restructuring, non-recurring and other significant items unrelated to operational performance, including charges related to the Spinoffs and Merger (see Appendix A on pages 95-96 for details on GAAP and non-GAAP financial measures). These adjustments are in accordance with plan provisions and were made to maintain the integrity of the original goals which did not reflect these significant events.

2019 STOCK APPRECIATION RIGHTS

SARs entitle the award recipient to receive, upon exercise, shares of UTC Common Stock with a market value equal to the difference between the market price of UTC Common Stock on the date the SARs are exercised and the exercise price that was set at the grant date (i.e., the closing price of UTC Common Stock on the date of grant). SARs vest and become exercisable after three years and expire 10 years from the grant date.

To align shareowner and executive interests, SAR awards directly link NEO compensation to share price appreciation. The Committee believes the 10-year term of these awards incentivizes long-term shareowner value creation.

SPECIAL EQUITY-BASED AWARDS

The Committee may, from time to time, approve special equity grants for purposes such as recruitment, retention and recognition, or to drive the achievement of specific strategic performance goals. These special grants may be in the form of PSUs, SARs, RSUs, restricted stock or performance-based SARs. Since these grants are awarded for special purposes, we do not include them in total direct compensation, a measure intended to reflect the Committee's evaluation of executive performance for the year.

2020 LTI Vehicles

With the Spinoffs and Merger expected to occur in the first half of 2020, the Committee could not set long-term PSU performance goals in early 2020 due to the structural changes involved in these transactions. As a result, 2020 LTI awards (granted in February 2020) consisted of SARs (50%) and RSUs (50%). The Committee does not intend this change to be permanent. Following the Spinoffs and the Merger, the compensation committee of Raytheon Technologies will review the executive compensation program design for the combined company to ensure alignment with the central goal of achieving long-term, sustainable growth.

HOW OUTSTANDING LTI AWARDS WILL BE TREATED AT THE TIME OF THE SPINOFFS

Under the terms of our long-term incentive plans, the Committee may, in its discretion, make adjustments to awards in the event of significant corporate transactions, such as the Spinoffs. The Committee approved the following treatment intended to ensure that the Spinoffs will have a neutral financial impact on award values:

Award Type	Treatment	Reason
Vested SARs	Vested SARs will convert to vested SARs of each company — UTC, Carrier and Otis — regardless of where the executive works after the Spinoffs. To convert the awards, the vested SARs will be mathematically adjusted to reflect the relative value of each company's stock after the Spinoffs.	These awards vested while the executive was an employee of the combined UTC. This treatment therefore recognizes the executive's contributions to the entire enterprise before the Spinoffs.
Unvested SARs, PSUs and RSUs	Awards will be mathematically adjusted and converted into unvested awards of only the company that employs the executive following the Spinoffs (i.e., UTC, Carrier or Otis). Additionally, PSUs will be converted into RSUs upon the Spinoffs and will continue to vest subject to the continued employment with an executive's post-Spinoff employer. See page 4 for details on how performance will be measured for outstanding PSUs at the time of the Spinoffs.	This treatment ensures executives are aligned with the future success of their post-Spinoff employer. PSUs are converted to RSUs because UTC-wide performance goals are no longer measurable after the Spinoffs.

2019 CEO Pay Overview

$1.6M **base salary** No change from prior year	**$4.2M** **annual bonus** Aligned with the UTC performance factor of 147%	**175% target** **annual bonus** No change from prior year	**$14.0M** **2020 LTI award** Approved by the Committee and an increase from prior year

Total Direct Compensation

Unlike the amounts reported in the Summary Compensation Table (on page 65), total direct compensation, shown in the chart on page 48, represents the Committee's annual pay decisions, which specifically reflect its most recent assessment of Company, business unit and individual performance. For example, 2019 total direct compensation includes the values approved by the Committee for LTI awards granted in early February 2020 because these awards reflect its assessment of 2019 performance. The Summary Compensation Table, by contrast, shows the grant date fair value of the LTI awards granted in February 2019, which reflected the Committee's assessment of 2018 performance. Further, due to the valuation methodology used for accounting purposes and for determining the number of shares granted (see page 44), the LTI award values approved by the Committee, and included in total direct compensation, differ from the accounting grant date fair value ultimately reported in the Summary Compensation Table in the following year. Other elements included in the Summary Compensation Table, such as changes in pension values and other formulaic compensation components are excluded from total direct compensation because they do not relate to performance and fall outside the scope of the Committee's annual pay decisions. The Committee therefore believes that total direct compensation renders a more accurate and up-to-date reflection of its assessment of performance.

CEO TOTAL DIRECT COMPENSATION


2017
Reflects January 2018 LTI Grant
$1.5
$3.3
$12.0
$16.8 million
2018
Reflects February 2019 LTI Grant
$1.6
$3.5
$13.0
$18.1 million
2019
Reflects February 2020 LTI Grant
$1.6
$4.2
$14.0
$19.8 million
Base Salary
Annual Bonus
LTI*

* Reflects annual LTI award values approved by the Committee. These values differ from the values reported in the Summary Compensation Table, which are calculated in accordance with FASB ASC Topic 718.

Pay Decisions for the CEO

Gregory J. Hayes

Chairman & Chief Executive Officer

AGE: 59 | **UTC EXPERIENCE:** 30 years



TOTAL DIRECT COMPENSATION
$19.8 MILLION


$1.60M Base Salary
$4.20M Annual Bonus
LTI:
$7.00M SARs
$7.00M RSUs

The Committee assessed Mr. Hayes' 2019 performance favorably. Under his leadership, UTC successfully achieved its 2019 financial and operational objectives while continuing to execute on long-term strategic initiatives: the Spinoffs of Carrier and Otis and the Merger with Raytheon. The Committee's compensation decisions below reflect his ability to deliver near-term performance while undertaking these complex and transformational initiatives.

Base Salary. The Committee did not make any adjustments to Mr. Hayes' base salary in 2019. His base salary of $1.6 million is consistent with the market median for our Compensation Peer Group.

Annual Bonus. UTC's 2019 financial performance factor was determined based on our performance relative to pre-established goals for two metrics: adjusted net income and free cash flow. For 2019, our adjusted net income of $7.1 billion exceeded the $6.8 billion goal, resulting in a payout factor of 143% for this earnings metric. Free cash flow used for annual bonus purposes equaled $7.4 billion, exceeding the $6.5 billion goal and yielding a payout factor of 154% for the cash flow metric. In combination, these results generated a UTC financial performance factor of 147%. In determining Mr. Hayes' 2019 annual bonus amount, the Committee considered the UTC financial performance factor, Mr. Hayes' effective leadership of the Company, and the individual performance considerations noted on the following page, and awarded Mr. Hayes a $4.2 million annual bonus. This amount aligned with the Company's 147% financial performance factor.

LTI. The Committee approved a 2020 long-term incentive award of $14.0 million, an amount which exceeded the value of Mr. Hayes' 2019 grant and the CPG market median for his role. As previously noted, due to differences in valuation methodologies (see page 44 for details), the grant date fair value of this award will be reported as $13.0 million in next year's Summary Compensation Table.

INDIVIDUAL PERFORMANCE HIGHLIGHTS

Delivery of strong financial performance across all businesses in 2019, including:

- Net sales growth of 16%, including 5% organic growth (non-GAAP).
- Net income growth of 5% (GAAP) and 16% (non-GAAP).
- Diluted EPS of $6.41 (GAAP), and after adjustments $8.26 (non-GAAP), exceeding our expectations communicated to investors for the year.
- 43.8% TSR, outpacing the Dow Jones Industrial Average and the S&P 500 Index.
- The continued successful integration of Rockwell Collins, which accounted for approximately 66 cents of EPS accretion in 2019.

- Entered into an agreement with Raytheon to combine in an all-stock "Merger of Equals" to form Raytheon Technologies.
- Leadership in our transformative portfolio initiatives, including the continued integration of Rockwell Collins, the Spinoffs of Carrier and Otis, and the Merger with Raytheon.
- Effectively driving a high-performance culture while emphasizing ethical standards, transparency and corporate responsibility.

EMPLOYMENT AGREEMENT WITH MR. HAYES EFFECTIVE UPON THE MERGER

UTC entered into an employment agreement with Mr. Hayes that will become effective upon the Merger and expire on the third anniversary of the Merger or upon an earlier termination of employment. This agreement automatically terminates if the Merger between UTC and Raytheon does not close.

Under this agreement, Mr. Hayes will initially serve as President & CEO and as a member of the Raytheon Technologies board of directors. On the second anniversary of the Merger, he will succeed Dr. Thomas A. Kennedy (Raytheon's Chairman and CEO prior to the Merger) as Chairman of the board. If Dr. Kennedy ceases to serve as Chairman of the combined company's board of directors before the second anniversary of the Merger, Mr. Hayes will become Chairman at that time.

During the term of the agreement, Mr. Hayes will receive an annual base salary of no less than $1.6 million (which may be increased from time to time for merit adjustments), a target bonus opportunity of 200% of base salary, and an annual LTI award with an aggregate target grant date value equal to or greater than the LTI award value approved by the Committee in 2019 ($13 million). For the year in which the Merger occurs, Mr. Hayes will receive a bonus based on UTC's performance from January 1 through the completion of the Merger and on the combined company's performance from the Merger date through the end of the year. Performance goals for the post-Merger period may be established by the compensation committee of the board of directors of Raytheon Technologies. However, if no such goals are established, the bonus for that period will be based on the greater of target or the actual performance factor applicable to the pre-Merger period.

Under the agreement, Mr. Hayes also will be subject to a permanent confidentiality covenant, a one-year post-termination non-competition covenant, and a two-year post-termination customer and employee non-solicitation covenant. In the event of Mr. Hayes' termination of employment during the term of the agreement by the company without cause or by Mr. Hayes for good reason (both terms are defined in the agreement), Mr. Hayes will be entitled to receive (subject to execution of a release of claims in favor of the company):

- A lump-sum cash severance payment equal to three times the sum of (a) his annual base salary, and (b) the greater of his actual annual bonus for the fiscal year immediately prior to the year in which the Merger occurs or his annual target bonus for the year of termination;
- A prorated target annual bonus for the year of termination;
- Treatment of his termination as a retirement for purposes of the terms and conditions of his outstanding LTI awards, and waiver of any minimum holding period that would otherwise apply as a condition to vesting upon retirement; and
- Up to 12 months of healthcare benefit coverage continuation, with premiums paid by the company.

Mr. Hayes will not receive both the severance benefits under this agreement and those under his ELG agreement should he separate from the company during the three-year term of this agreement. If he separates from the company after this agreement has expired, he will then be covered by the benefits provided under his ELG agreement, as detailed on page 60. Mr. Hayes is also not eligible to participate in the UTC Merger Severance Plan.

How We Assess CEO Pay-for-Performance

The Summary Compensation Table on page 65 provides annual compensation data presented in accordance with the Securities and Exchange Commission's ("SEC") requirements. While helpful for cross-company comparisons, this SEC-mandated format uses accounting conventions to estimate the value of LTI awards at the time of grant. As might be expected, these estimated values can differ significantly from the actual value that is ultimately earned from these awards. Because the Committee believes this format does not adequately measure CEO compensation for the purpose of assessing pay-for-performance alignment, it also considers realizable and realized compensation as supplemental measures in its evaluation of CEO pay-for-performance. These measures are described in detail below.

Summary Compensation Table	Realizable Compensation	Realized Compensation
Basic concept		
Uses SEC methodology, which includes a mix of both compensation earned during the year and future contingent pay opportunities.	Three-year average compensation measure that captures how UTC's year-end stock price affects the in-the-money value[1] of previously granted LTI awards.	Includes only pay earned during the year, including any gains realized on LTI awards that were granted in prior years.
Purpose		
SEC-mandated compensation disclosure.	Used to evaluate pay-for-performance alignment by correlating the value of an executive's long-term incentive awards with the returns our shareowners receive from investing in UTC stock over the same period.	Used to evaluate pay-for-performance alignment by focusing on the strength of the correlation between UTC's stock performance and the actual cash and equity payouts earned by our CEO during the year.
How it is calculated		
Sum of:	Three-Year Average of:	Sum of:
Base salary paid during the year	**Base salary** paid	**Base salary** paid during the year
+	+	+
Annual bonus earned for the applicable year's performance	**Annual bonus** earned	**Annual bonus** earned for the applicable year's performance
+	+	+
Accounting grant date fair value of **LTI awards** granted during the year reflecting the Committee's evaluation of prior year's performance	In-the-money value[1] of **LTI awards** granted during the prior three fiscal years, calculated using the stock price at the end of the third year	Gains realized on **LTI awards** exercised and vested during the year
+	+	+
All other compensation	**Other direct**[2] **compensation**	**Other direct**[2] **compensation**
+		
Change in the actuarial value of **pension benefits**	**Excludes:**	**Excludes:**
+	• Change in the actuarial present value of pension benefits	• Change in the actuarial present value of pension benefits
Above-market earnings of **nonqualified deferred compensation**	• Above-market earnings of nonqualified deferred compensation	• Above-market earnings of nonqualified deferred compensation
	• Other indirect[3] compensation	• Other indirect[3] compensation

▪ Future pay opportunities that may or may not be realized.

(1) Defined as the difference between the closing stock price of UTC Common Stock at the end of the fiscal year and the exercise price of the award (if any) multiplied by the number of shares underlying equity awards. For PSU awards for which the vesting factor is not yet known, the target number of shares is used.

(2) Includes personal use of the Corporate aircraft, leased vehicle expenses, financial planning, security benefits, healthcare benefits and other miscellaneous items.

(3) Includes insurance premiums and Company contributions to nonqualified deferred compensation plans and defined contribution retirement plans.

The following charts compare the Summary Compensation Table values reported for Mr. Hayes for the past three years to his realizable and realized compensation for the same period. These supplemental methodologies provide the Committee with relevant measures to assess the pay-for-performance relationship by focusing on the strength of the correlation between UTC's stock price performance and compensation that is realizable and realized during these time periods. The Committee believes that the design of our executive compensation program, with its significant focus on "at-risk" pay, reinforces its key objectives of driving long-term shareowner value, aligning executive and shareowner interests and paying for performance.

CEO PAY-FOR-PERFORMANCE



*Refer to the table on page 50 to see how we calculate realizable and realized compensation.

Our program's fundamental objective is to drive long-term shareowner value, align executive and shareowner interests, and pay for performance.

Pay Decisions for the Other NEOs

The Committee makes annual compensation decisions for our NEOs based on their individual performance and the overall performance of the Company (and the business unit and/or function, where applicable). The following pages show each NEO's 2019 total direct compensation values. As discussed on page 47, total direct compensation reflects the Committee's 2019 pay decisions and includes only those pay elements that relate to the Committee's assessment of 2019 performance (e.g., it includes 2020 LTI grants that reflect 2019 performance rather than 2019 LTI grants that reflected 2018 performance). We also provide individual performance highlights that contributed to the Committee's pay decisions for each NEO.

Neil G. Mitchill, Jr.

Acting Senior Vice President & Chief Financial Officer

AGE: 44 | **UTC EXPERIENCE:** 5 years



TOTAL DIRECT COMPENSATION
$3.05 MILLION



$0.65M Base Salary

$0.70M Annual Bonus

LTI:

$0.85M SARs
$0.85M RSUs

During 2019, Mr. Mitchill served as Vice President & Chief Financial Officer of Pratt & Whitney through October, when he was appointed to the role of Acting Senior Vice President & Chief Financial Officer of UTC.

Base Salary. Mr. Mitchill received a 2019 merit increase to his base salary from $525,000 to $600,000. This increase reflected the Committee's favorable assessment of his performance as VP & CFO of Pratt & Whitney. When Mr. Mitchill was appointed to the position of Acting Senior Vice President & CFO of UTC, his salary increased to $650,000.

Annual Bonus. Since Mr. Mitchill spent a portion of the year at Pratt & Whitney and a portion of the year at the UTC Corporate Office, his financial performance factor was blended based on the time he served at each business. The financial performance factor for Pratt & Whitney was 133% and the financial performance factor for Corporate was 147% (as discussed on page 43), resulting in a blended financial performance factor for Mr. Mitchill of 137%. The Committee considered Mr. Mitchill's effective leadership of Pratt & Whitney and

UTC's Finance functions, as well as the individual performance considerations noted here, and awarded him a $700,000 annual bonus for 2019. Mr. Mitchill's annual bonus amount is moderately above the 137% blended financial performance factor.

LTI. In consideration of Mr. Mitchill's strong 2019 performance, the Committee approved a $1.7 million 2020 LTI award. As previously noted, due to differences in valuation methodologies, the grant date fair value of this award will be reported as $1.6 million in next year's Summary Compensation Table.

Other Compensation Elements. Mr. Mitchill has played an important role in preparation for the Spinoffs and Merger, and he will continue to provide essential leadership for Raytheon Technologies following the Merger. For these reasons, the Committee granted Mr. Mitchill a $1.0 million retention RSU award in 2019 that will vest on February 5, 2022, subject to his continued employment.

INDIVIDUAL PERFORMANCE HIGHLIGHTS

- Effective management of Pratt & Whitney's Finance function between January and October, as evidenced by Pratt & Whitney's financial performance:
  - Sales growth of 8% on both a reported (GAAP) and organic (non-GAAP) basis.
  - Operating profit growth of 31% (GAAP) and 15% (non-GAAP).
- Strong and effective leadership during the months in which Mr. Mitchill served as Acting Senior Vice President & CFO of UTC, including:
  - Critical support from the UTC Finance function in preparation for the Spinoffs and Merger transactions; and
  - Achievement of strong financial performance for UTC through the completion of 2019.



Robert K. Ortberg

Chief Executive Officer, Collins Aerospace Systems

AGE: 59 | **UTC EXPERIENCE:** 32 years*

TOTAL DIRECT COMPENSATION
$9.41 MILLION



$1.21M Base Salary

$2.20M Annual Bonus

LTI:

$3.00M SARs

$3.00M RSUs

Mr. Ortberg served as Chief Executive Officer of Collins Aerospace Systems in 2019. On February 7, 2020, he transitioned to the role of Special Advisor to the Office of the Chairman & CEO. As noted on page 10, Mr. Ortberg has been nominated for election at the 2020 Annual Meeting. If the Merger occurs before the Annual Meeting, Mr. Ortberg will be appointed to the UTC Board immediately prior to the effective date of the Merger.

Base Salary. Mr. Ortberg received a merit increase to his base salary from $1,170,500 to $1,210,000 in 2019.

Annual Bonus. The Committee considered Collins Aerospace's financial performance factor of 144% and Mr. Ortberg's effective leadership of Collins Aerospace and awarded him a $2.2 million annual bonus for 2019. Mr. Ortberg's annual bonus amount is closely aligned with the 144% financial performance factor.

LTI. In consideration of Mr. Ortberg's strong 2019 performance, the Committee approved a $6.0 million 2020 LTI award, an amount above the CPG market median for his role and reflects the individual performance considerations noted here. As previously discussed, due to differences in valuation methodologies, the grant date fair value of this award will be reported as $5.6 million in next year's Summary Compensation Table.

INDIVIDUAL PERFORMANCE HIGHLIGHTS

- Leadership in the continued integration of Rockwell Collins and UTC Aerospace Systems, including achieving approximately $300 million of acquisition-related cost synergies in 2019.

- Developed, with ILC Dover, a Next-Generation Space Suit system prototype for future space missions.

- Selected by Saab to provide key power and controls systems for the Boeing T-X trainer, including the aircraft's Power Take Off Shaft, Auxiliary Power Engine Control Unit, engine start system and Main Electric Power Generation System.

- Developed a streamlined boarding system that will be installed at all Terminal 3 international gates at McCarran Airport in Las Vegas. The SelfPass biometric solution uses a facial scan to verify a passenger's identity and retrieve boarding details.

- Announced that Collins Aerospace is collaborating with SES, a leading satellite operator, to bring business aviation customers the fastest broadband speeds available for business aircraft. The two companies are launching LuxStream connectivity service, with Vista Global serving as the launch customer.

- Received two 2019 Crystal Cabin Awards, an international award for excellence in aircraft interior innovation. The awards recognized Collins Aerospace's M-Flex Duet (in the Cabin Systems Category) and μLED Reading Light (in the Materials & Components Category).

*Includes years of service while at Rockwell Collins, which was acquired by UTC in 2018.



Judith F. Marks

President & Chief Executive Officer, Otis

AGE: 56 | **UTC EXPERIENCE:** 2 years

TOTAL DIRECT COMPENSATION
$7.50 MILLION



$1.00M Base Salary

$1.50M Annual Bonus

LTI:

$2.50M SARs

$2.50M RSUs

During 2019, Ms. Marks served in the role of President of Otis through May. In June, she was appointed President & CEO of Otis, a role in which she will lead Otis as it spins off from UTC into a separate, publicly traded company in the first half of 2020.

Base Salary. Ms. Marks received a merit increase to her base salary from $875,000 to $925,000 in 2019. This increase reflects the Committee's favorable assessment of her performance. Subsequently, upon the announcement of her appointment as CEO of Otis, Ms. Marks' base salary was increased to $1,000,000 in recognition of her expanded responsibilities associated with preparing for the Spinoff and assuming the role of CEO of an independent, public company.

Annual Bonus. In connection with her appointment to the role of CEO, the Committee also increased Ms. Marks' target annual bonus from 100% to 125% of base salary. In determining Ms. Marks' 2019 annual bonus amount, the Committee considered Otis' financial performance factor of 127%, Ms. Marks' effective leadership of Otis and the individual performance considerations noted here, and awarded her a $1.5 million annual bonus for 2019. Ms. Marks' annual bonus amount is closely aligned with Otis' 127% financial performance factor.

LTI. In consideration of Ms. Marks' strong 2019 performance, the Committee approved a $5.0 million 2020 LTI award, an amount that reflects the increased scope of her role as CEO of Otis and its transformation into a publicly traded company. As previously noted, due to differences in valuation methodologies, the grant date fair value of this award will be reported as $4.6 million in next year's Summary Compensation Table.

INDIVIDUAL PERFORMANCE HIGHLIGHTS

- Effective leadership of Otis as it transforms from a UTC business unit into an independent, publicly traded company.

- In 2019, Otis achieved significant contract wins and executed on substantial operational achievements, including:

  - Completion of the elevator modernization of New York City's Empire State Building, which included delivery and installation of a custom-made glass elevator to carry visitors to the 102nd Floor Observatory. This was one of the largest and most complex projects in Otis' history.

  - Launch in China of the Otis IoT Solution — a complete end-to-end proactive digital service to connect elevator systems, Otis field professionals, property managers and regulatory authorities.

  - Installation of an inclined elevator in Shanghai's Oriental Pearl Tower, which completed the largest modernization project in China.

  - Award of a five-year maintenance contract to service 340 elevators, escalators and moving walkways in London's Gatwick Airport, the second largest airport in the United Kingdom.

  - Selection to supply 190 elevators for the New Passenger Terminal 2 at the Kuwait Airport, including 171 Gen2 units and 19 heavy-duty elevators that use the latest technologies, such as Otis' ReGen Drive, Gen2 flat-coated steel belts and Pulse monitoring systems.



David L. Gitlin

President & Chief Executive Officer, Carrier

AGE: 50 | **UTC EXPERIENCE:** 22 years

TOTAL DIRECT COMPENSATION
$7.20 MILLION



$1.00M Base Salary

$1.20M Annual Bonus

LTI:

$2.50M SARs

$2.50M RSUs

From January through May 2019, Mr. Gitlin served in the role of President & Chief Operating Officer of Collins Aerospace. In June, he was appointed President & CEO of Carrier, a role in which he will lead Carrier as it spins off from UTC into a separate, publicly traded company in the first half of 2020.

Base Salary. Mr. Gitlin received a merit increase from $900,000 to $950,000 in 2019. This increase reflects the Committee's favorable assessment of his performance. Subsequently, upon the announcement of his appointment as CEO of Carrier, Mr. Gitlin's base salary was increased to $1,000,000 in recognition of his expanded responsibilities associated with preparing for the Spinoff and assuming the role of CEO of an independent, public company.

Annual Bonus. In connection with his appointment as CEO of Carrier, the Committee also increased Mr. Gitlin's target annual bonus from 100% to 125% of base salary. Since he spent a portion of the year at Collins Aerospace and the remainder of the year at Carrier, his financial performance factor was blended based on the time he served at each business. The financial performance factor for Collins Aerospace was 144% and the financial performance factor for Carrier was 69%, resulting in a blended financial performance factor for Mr. Gitlin of 100%. The Committee considered this factor, Mr. Giltin's effective leadership at both Collins Aerospace and Carrier, and the individual performance considerations noted here, and awarded him a $1.2 million annual bonus for 2019. Mr. Gitlin's annual bonus amount is closely aligned with the 100% blended financial performance factor.

LTI. In consideration of Mr. Gitlin's strong 2019 performance, the Committee approved a $5.0 million 2020 LTI award, an amount that reflects the increased scope of his role as CEO of Carrier and its transformation into a publicly traded company. As previously noted, due to differences in valuation methodologies, the grant date fair value of this award will be reported as $4.6 million in next year's Summary Compensation Table.

INDIVIDUAL PERFORMANCE HIGHLIGHTS

- Effective leadership of Carrier as it transforms from a UTC business unit into an independent, publicly traded company in 2020, while pursuing an aggressive growth strategy and cost-cutting efforts.

- Continued focus on driving Carrier's growth through innovation, as evidenced by the launch of more than 100 new products in 2019.

- Achieved a number of substantial contract wins during the year, including the following:

  - Carrier's Green & Cool CO2Y natural refrigerant system was selected by Burger King as its preferred condensing units for its restaurants in Spain.

  - Carrier signed a strategic cooperation agreement with Tim Hortons in China to provide integrated HVAC solutions and services for that company's existing and future coffee houses throughout the country.

  - Carrier Transicold was selected to provide 220 NaturaLINE units for TOTE Maritime Puerto Rico's shipping fleet and 50 NaturaLINE units to DFDS Logistics.

- During his time at Collins Aerospace, Mr. Gitlin's leadership was critical to a number of significant operational accomplishments, as well as the continued successful integration of Rockwell Collins and UTC Aerospace Systems.

Akhil Johri

Special Advisor to the Chairman & CEO

AGE: 58 | **UTC EXPERIENCE:** 31 years



TOTAL DIRECT COMPENSATION
$2.85 MILLION



$0.95M Base Salary

$1.90M Annual Bonus

During 2019, Mr. Johri served as Executive Vice President & CFO through October. He then transitioned to the role of Special Advisor to the Chairman & CEO, a role in which he will serve until the Merger with Raytheon.

Base Salary. Mr. Johri received a merit increase to his base salary from $900,000 to $950,000 in 2019. This increase reflected the Committee's favorable assessment of his performance.

Annual Bonus. The Committee considered the UTC financial performance factor of 147%, Mr. Johri's effective leadership of UTC's Finance function, his continued support throughout the Spinoffs and Merger transition period, and the individual performance considerations noted here, and awarded him a $1.9 million annual bonus for 2019. This amount is moderately above the 147% UTC financial performance factor.

LTI. Mr. Johri did not receive an LTI award in 2020, reflecting his assumption of a transitional role leading up to the Spinoffs and Merger.

INDIVIDUAL PERFORMANCE HIGHLIGHTS

- Effective management of UTC's Finance function through October 2019, as evidenced by the Company's strong 2019 financial performance including:
  - Sales growth of 16%, which includes 5% organic growth (non-GAAP).
  - Net income growth of 5% (GAAP) and 16% (non-GAAP).
  - Diluted EPS of $6.41 (GAAP) and adjusted EPS of $8.26 (non-GAAP), an amount that exceeded the expectations communicated to investors for the year.
- Leadership in driving UTC's disciplined capital allocation strategy, including:
  - $2.6 billion returned to shareowners in 2019 through dividends and share repurchases; and
  - $5.3 billion in company- and customer-funded investments in research and development.
- Critical support and leadership from the Finance function in preparation for the Spinoffs and Merger.

Robert J. McDonough

Special Advisor to the President & CEO of Carrier

AGE: 60 | **UTC EXPERIENCE:** 12 years



TOTAL DIRECT COMPENSATION
$1.58 MILLION



$0.98M Base Salary

$0.60M Annual Bonus

Mr. McDonough served as President of Carrier through May and then as Chief Operating Officer of Carrier, until he was appointed Special Advisor to the President & CEO of Carrier in December.

Base Salary. During 2019, Mr. McDonough received a merit increase to his base salary from $925,000 to $975,000. This increase reflected the Committee's favorable assessment of his performance.

Annual Bonus. The Committee considered Carrier's financial performance factor of 69%, Mr. McDonough's leadership as Carrier transitions to an independent, public company, and the individual performance considerations noted here, and awarded him a $600,000 annual bonus for 2019, an amount below Carrier's 69% financial performance factor.

Other Compensation Elements. Upon his transition to the role of Chief Operating Officer of Carrier, the Committee granted Mr. McDonough a $4 million LTI retention award consisting of SARs and RSUs. This award reflects the Committee's view that Mr. McDonough's experience and guidance is necessary through the Spinoff transition period. In consideration of this retention award and his transition to Special Advisor to the President & CEO of Carrier, he did not receive an additional LTI award in February 2020. Mr. McDonough expects to retire from Carrier in 2020, at which time he and Carrier intend to enter into a one-year consulting agreement. As a consultant, Mr. McDonough will provide valuable assistance in transitioning customer, supplier and partner relationships.

INDIVIDUAL PERFORMANCE HIGHLIGHTS

Achieved important product rollouts and substantial contract wins during the year, including:

- Introduction of the first Toshiba Carrier Variable Refrigerant Flow (VRF) rooftop unit, which will allow multiple rooftop units to be connected to one condensing unit and additional VRF fan coil units to help optimize energy efficiency and comfort.

- Introduction of the next-generation temperature-controlled trailer system — the Vector HE (high efficiency) — which can reduce fuel consumption by up to 30% and maintenance costs by up to 15%.

- Carrier's Kidde smoke alarms featuring TruSense Technology became the first to meet Underwriters Laboratories' 2020 safety standards.

- Numerous notable orders for Carrier Transicold NaturaLINE units during 2019, including 220 units for TOTE Maritime Puerto Rico's shipping fleet and 50 units for DFDS Logistics.

- Announcement of an exclusive HVAC supplier relationship with Clayton Home Building Group to provide nationwide SmartComfort by Carrier furnaces for Clayton homes constructed off-site.

Other Compensation Elements

Retirement and Deferred Compensation Benefits

Retirement and deferred compensation plans help UTC attract and retain talented executives. Over the years, the Committee has modified these programs to maintain a competitive position within an evolving market. We believe the overall design of our retirement and deferred compensation programs is consistent with compensation practices in the marketplace and provides participating executives with benefits that approximate the Compensation Peer Group market median.

Below are brief descriptions of each retirement and deferred compensation arrangement we offer. See the Pension Benefits and the Nonqualified Deferred Compensation sections on pages 70-74 for more details.

Plan	Description
UTC Pension Plan (formerly known as the UTC Employee Retirement Plan)	A tax-qualified defined benefit pension plan that provides retirement benefits to employees hired prior to January 1, 2010. Effective December 31, 2014, participants hired prior to July 1, 2002, who had been covered by a final average earnings ("FAE") formula of this plan transitioned to a Cash Balance formula, which was already in effect for participants hired on or after July 1, 2002. Under the Cash Balance formula, participants earn two types of credits — pay credits and interest credits. See page 71 for additional details on these formulas. Effective December 31, 2019, this plan was frozen, other than with respect to interest credits on Cash Balance accounts in the plan. Active participants who were previously eligible for Cash Balance benefits under this plan became eligible for equivalent age-based contributions under the UTC Employee Savings Plan beginning January 1, 2020.
UTC Pension Preservation Plan ("PPP")	An unfunded, nonqualified defined benefit pension plan that mirrors the benefit formulas, compensation recognition, retirement eligibility and vesting provisions of the tax-qualified UTC Pension Plan. For employees hired prior to January 1, 2010, it provides pension benefits not provided under the tax-qualified pension plan because of Internal Revenue Code ("IRC") limits. Effective December 31, 2019, this plan was frozen, other than with respect to interest credits on Cash Balance accounts in the plan. Active participants who were previously eligible for Cash Balance benefits became eligible for equivalent age-based contributions under the UTC Company Automatic Contribution Excess Plan beginning January 1, 2020.
UTC Employee Savings Plan	A tax-qualified defined contribution plan where employees receive a matching contribution in the form of UTC stock units with a value equal to 60% of the first 6% of pay (consisting of base salary plus annual bonus) contributed by the employee. Salaried employees hired on or after January 1, 2010, receive an additional age-based Company contribution (ranging from 3% to 5.5% of earnings) to their UTC Employee Savings Plan account. Effective January 1, 2020, salaried employees hired prior to January 1, 2010, who previously participated in the UTC Pension Plan now receive additional age-based Company contributions (ranging from 3% to 8% of earnings), an amount equivalent to the Cash Balance benefits previously provided under UTC's pension plans.
UTC Savings Restoration Plan	An unfunded, nonqualified plan that permits eligible employees to defer up to 6% of their compensation to the extent such compensation exceeds the IRC compensation limit applicable to the qualified UTC Employee Savings Plan. UTC provides matching contributions in the form of UTC stock units at the same rate (60% of the first 6% of pay) that would have been provided in the UTC Employee Savings Plan, if not for IRC limits.
UTC Company Automatic Contribution Excess Plan	An unfunded, nonqualified plan in which eligible employees may receive an age-based Company automatic contribution for amounts above the IRC limits applicable to the qualified UTC Employee Savings Plan. For employees hired on or after January 1, 2010, these age-based contributions range from 3% to 5.5% of earnings. Beginning January 1, 2020, employees hired prior to January 1, 2010, who previously participated in UTC's pension plans, receive Company contributions ranging from 3% to 8% of earnings. The plan also provides missed matching contributions for employees whose contributions to the UTC Employee Savings Plan are limited by the IRC's contribution limits.
UTC Deferred Compensation Plan	An unfunded, nonqualified plan that allows executives to defer up to 50% of base salary and up to 70% of annual bonus.
UTC LTIP PSU Deferral Plan	An unfunded, nonqualified plan that allows executives to defer between 10% and 100% of their vested PSU awards. Upon vesting, the deferred portion of each PSU award is converted into deferred stock units that accrue dividend equivalents.

Perquisites and Other Benefits

We provide our senior executives with the following benefits, which the Committee believes are consistent with market practice and contribute to recruitment and retention.

Perquisite/Benefits*	Description
ELG Life Insurance	ELG members appointed prior to January 31, 2015, may receive company-funded life insurance coverage up to three times their base salary at age 62 (projected or actual).
ELG Long-Term Disability	The ELG long-term disability program provides an annual benefit upon disability that is equal to 80% of base salary plus target annual bonus.
Healthcare	ELG members are eligible to participate in the same health benefit program offered to other employees.
Executive Physical	ELG members are eligible for a comprehensive annual executive physical.
Executive Leased Vehicle	ELG members receive an annual allowance toward the cost of a leased vehicle. The value of the allowance varies by ELG appointment date. Lease payments above the annual allowance are paid directly by the executive.
Financial Planning	ELG members are eligible to receive an annual financial planning benefit.
Personal Aircraft Usage	Our CEO is allowed personal use of the Corporate aircraft for up to 50 hours per year. The Committee believes this optimizes the efficient use of Mr. Hayes' time. Under this policy, Mr. Hayes also may fly commercially, subject to review by UTC security personnel. No other UTC employees are permitted to use the Corporate aircraft for personal reasons.
Security Arrangements	Mr. Hayes receives a security system benefit for his personal residence as a result of a third-party security assessment.

*See footnote (5) to the Summary Compensation Table on page 66 for more details on these perquisites/benefits.

Severance and Change-in-Control Arrangements

ELG members participate in severance and change-in-control arrangements similar to programs in effect at the majority of the companies within our Compensation Peer Group. The Committee believes such arrangements are part of a competitive executive compensation program. Our severance program incorporates post-employment restrictive covenants designed to protect UTC's interests, including non-competition, non-solicitation and non-disclosure obligations.

Severance and change-in-control benefits are contingent upon certain future events that may never occur. The Committee, therefore, does not consider these contingent benefits when setting other compensation elements or measuring total direct compensation.

SEVERANCE BENEFITS

The Committee has made a number of modifications to the ELG severance program to align with market best practices and to serve the evolving needs of the Company. These changes were applied prospectively due to existing contractual commitments. Therefore, benefit eligibility depends on when the executive was appointed to the ELG, as shown in the table below:

	ELG Appointment Date		
	Prior to January 2006	Between January 2006 and April 2013	On or after May 2013
ELG Cash Separation Benefit	2.5x base salary	2.5x base salary	No cash benefit
Conditions to Receive Cash Separation Benefit	• Mutually agreeable separation, and • 3+ years as an ELG member	• Mutually agreeable separation prior to age 62, and • 3+ years as an ELG member, or • Change-in-control	N/A
ELG RSU Award[1]	No award granted	Grant value equal to 2x base salary at time of grant	Grant value up to $2 million, depending on role
Conditions to Vest in the ELG RSU Award	N/A	• Mutually agreeable separation on or after age 62, and • 3+ years as an ELG member, or • Change-in-control	• Mutually agreeable separation, and • 3+ years as an ELG member, or • Change-in-control
NEO Participation[2]	Gregory J. Hayes[3]	Robert J. McDonough	Neil G. Mitchill, Jr. David L. Gitlin Judith F. Marks Akhil Johri

(1) ELG RSUs receive dividend equivalents during the vesting period that are reinvested as additional RSUs and are subject to the same vesting conditions as the underlying award.

(2) Mr. Ortberg does not participate in the ELG severance program due to the special agreement he entered into with UTC in connection with the acquisition of Rockwell Collins in 2018 (see "Employment Agreement with Robert K. Ortberg" below).

(3) This ELG severance benefit will not be payable during the term of Mr. Hayes' employment agreement, which will become effective upon the Merger with Raytheon and expire after three years. See page 49 for details.

A mutually agreeable separation occurs when:

- An ELG member's position with UTC has been eliminated or diminished by a divestiture, restructuring, shift in priorities or similar event;

- An ELG member retires between age 62 and 65 with the Company's consent; or

- An executive retires at age 65 or older.

Voluntary terminations prior to age 62 or terminations related to misconduct do not qualify as mutually agreeable separations.

Receipt of the ELG cash separation benefit or the ELG RSU award is contingent upon the executive entering into an agreement containing the following restrictive covenants for the protection of UTC: (i) non-competition; (ii) employee non-solicitation; (iii) non-disparagement; (iv) protection of confidential, sensitive and proprietary information; and (v) post-termination cooperation. The ELG separation benefit is not treated as compensation for purposes of determining benefits under UTC's pension plans or any other benefit programs. Distributions are subject to certain restrictions imposed by Internal Revenue Code Section 409A.

Employment Agreement with Robert K. Ortberg. In anticipation of Mr. Ortberg's continuing role with the Company following the acquisition of Rockwell Collins, Mr. Ortberg agreed to waive his rights and benefits under his Rockwell Collins change-in-control agreement. UTC then granted Mr. Ortberg a one-time, retention RSU award. The award vests three years from the acquisition date, subject to Mr. Ortberg's continued employment with UTC. Vesting will accelerate in the event of an adverse change to the terms and conditions of his employment, as detailed on pages 74-75. Under the terms of this agreement, Mr. Ortberg is subject to post-termination restrictive covenants that protect UTC, including restrictions on competitive activities, customer and employee solicitation, and disclosure of Company information and intellectual property. This compensation strategy focuses on retaining Mr. Ortberg and better serves UTC's interests.

Mr. Ortberg was appointed to the ELG upon the close of the Rockwell Collins acquisition. However, he did not receive an ELG RSU award in connection with his appointment. His retention RSU award includes restrictive covenants substantially similar to those applicable to the ELG RSU award.

CHANGE-IN-CONTROL BENEFITS

Change-in-control severance protection under our legacy Senior Executive Severance Plan ("SESP") was designed to ensure continuity of management in potential change-in-control situations. In response to changing market practices, we closed this program to new participants effective June 2009. Accordingly, Mr. Hayes is the only NEO who remains eligible for the SESP benefit. NEOs appointed to the ELG on or after June 2009 do not participate in the SESP and are instead covered by the ELG RSU award which would vest in the event of a qualifying termination following a change-in-control.

For Mr. Hayes, the SESP provides a cash severance benefit of 2.99x the sum of base salary and target annual bonus for the year in which termination occurs, subject to various restrictive covenants. The SESP cash severance is reduced by 1/36th for each month that termination occurs after age 62 and, accordingly, is completely phased out at age 65.

A change-in-control generally occurs upon:

- The acquisition of 20% of UTC's outstanding shares by a person or a group;
- Incumbent directors no longer constitute a majority of the Board; or
- A merger or similar event where UTC shareowners own less than 50% of the voting shares of the new organization.

Benefits under the legacy SESP, the UTC 2018 Long-Term Incentive Plan and the predecessor long-term incentive plan are subject to a "double trigger" where benefits are provided only if a change-in-control is followed by an involuntary termination or termination by the executive for "good reason" within two years following a change-in-control. "Good reason" generally includes material adverse changes in an executive's compensation, responsibilities, authority, reporting relationship or work location. Under the LTIP, upon a qualifying termination following a change-in-control or in the event of death, the vesting of outstanding equity awards will be accelerated. For performance-based awards, acceleration will occur at either the greater of actual or target performance levels (for the 2018 LTIP) or at target performance (for the predecessor plan).

UTC MERGER SEVERANCE PLAN FOR CORPORATE OFFICE EXECUTIVES AND OTHER KEY EMPLOYEES

Although the Merger with Raytheon is being implemented as a "Merger of Equals," it does not constitute a change-in-control event under the terms of UTC's current severance and long-term incentive programs. However, the Committee determined that continuity of management and continued focus on business performance are imperative during the transition period. It, therefore, adopted the United Technologies Corporation Merger Severance Plan for Corporate Office Executives and Other Key Employees (the "Merger Severance Plan") to ensure Corporate Office executives are not distracted from executing on the Spinoffs and Merger transactions. This plan will become effective upon the completion of the Merger and will expire two years from that date. This plan provides severance protections for Corporate Office executives (except Mr. Hayes) who may be impacted by job loss, diminution of duty or reduction in compensation as a result of the Merger.

Under the Merger Severance Plan, an eligible executive whose employment is terminated without "cause" or who resigns for "good reason" (both defined in this plan) on or within two years of the Merger date will be entitled to receive:

- A lump-sum cash severance payment equal to two times the sum of the executive officer's annual base salary and target annual bonus;
- A prorated target annual bonus for the year in which termination occurs;

- Full vesting of outstanding equity awards (with PSUs remaining eligible to vest, subject to performance results), and continued exercisability for vested SARs;

- Up to 12 months of healthcare benefit coverage continuation at no premium cost to the executive officer;

- 12 months of outplacement services; and

- 12 months continuation of financial planning services for participating executives.

To receive benefits under this plan, executives must execute a release of claims in favor of UTC, an agreement to a one-year post-termination non-competition covenant and a two-year post-termination employee and customer non-solicitation covenant.

Only Corporate Office executives will be eligible to participate in this plan. As a result, Messrs. Ortberg, Gitlin and McDonough and Ms. Marks will not be eligible for benefits under the plan. Mr. Hayes also does not participate in this plan. Instead, Mr. Hayes' Merger severance protections are provided under the terms of his employment agreement that becomes effective upon the Merger (see page 49 for details). The Merger Severance Plan will automatically terminate and have no effect in the event the Merger Agreement between UTC and Raytheon is terminated.

Other Executive Compensation Policies and Practices

Employment Agreements

The Committee does not believe fixed-term executive employment contracts that guarantee minimum levels of compensation over multiple years enhance shareowner value. Accordingly, our U.S.-based executives generally do not have employment contracts. However, in certain limited circumstances related to mergers and acquisitions, it has been necessary to enter into employment agreements.

For example, upon the completion of the acquisition of Rockwell Collins, Mr. Ortberg entered into an employment agreement with the Company (see pages 60-61 for details). This agreement provided the Company with certain restrictive covenants that the Committee felt were in the best interests of the Company. For Mr. Hayes, the Company entered into an agreement that will become effective upon the Merger with Raytheon and expire three years later. Dr. Thomas Kennedy, Chairman and CEO of Raytheon, has a substantially similar agreement that will become effective upon the Merger. These agreements, which were executed at the time the Merger Agreement was signed, outline the leadership succession plan of the combined Raytheon Technologies following the completion of the Merger.

We also have agreements with executives based outside the United States where local regulations and practices require employment contracts.

Post-Employment Restrictive Covenants

ELG members may not engage in activities after termination or retirement that are detrimental to UTC, such as disclosing proprietary information, soliciting UTC employees or engaging in competitive activities. Violations can result in a clawback of annual bonuses and LTI awards.

Succession Planning

On an annual basis, the Chairman & CEO and the Executive Vice President & Chief Human Resources Officer provide the Board with information about the succession planning for key senior leadership roles, including the CEO. Succession plans include a readiness assessment, biographical information and future career development plans. The Board's views are incorporated into succession plans which are updated annually based on this feedback.

Clawback Policy

UTC has a comprehensive policy on recoupment ("clawback") of executive compensation, which applies to both our annual and long-term incentive compensation programs. In the event of a financial restatement or recalculation of a financial metric applicable to an award, the Company has the right to recover annual bonus payments and gains realized from vested long-term incentive awards from any executive (including NEOs) involved in activities that caused the restatement or recalculation. Clawbacks of bonuses, long-term incentive awards and compensation realized from prior awards also may be triggered by violations of our Code of Ethics, failure to meet employee health and safety standards, violations of post-employment restrictive covenants, or the exposure of UTC to excessive risk as determined under our Enterprise Risk Management program (for additional details on this program refer to pages 20-21). In addition, the Company has the right to recover compensation when an executive's negligence (including negligent supervision of a subordinate) causes significant harm to UTC. If required or otherwise appropriate, the Company may publicly disclose the circumstances surrounding the Committee's decision to seek recoupment.

No Short Sales, Pledging or Hedging of UTC Securities and No Underwater Option Buyouts

UTC does not allow its directors, officers or executives to enter into short sales of UTC Common Stock. Similarly, directors and executive officers may not pledge or assign an interest in UTC Common Stock or other equity interests as collateral for a loan. Additionally, transactions in put options, call options or other derivative securities that have the effect of hedging the value of UTC securities are also prohibited, whether or not those securities were granted to or held, directly or indirectly, by the director, officer or employee. UTC's LTIP prohibits buyouts of underwater stock options and stock appreciation rights.

Tax Deductibility of Incentive Compensation

To the extent consistent with other compensation objectives, the Committee has sought to minimize UTC's compensation-related tax burden. For 2019, Internal Revenue Code section 162(m) limited UTC's deduction to $1 million for annual compensation paid to our NEOs, as defined in section 162(m).

Report of the Compensation Committee

The Compensation Committee establishes and oversees the design and function of UTC's executive compensation program. We have reviewed and discussed the foregoing Compensation Discussion and Analysis with the management of the Company, and have recommended to the Board of Directors that the **Compensation Discussion and Analysis be included in UTC's Proxy Statement** for the 2020 Annual Meeting.

Compensation Committee



Jean-Pierre Garnier, Chair	Ellen J. Kullman	Denise L. Ramos
John V. Faraci	Harold W. McGraw III	Brian C. Rogers

Compensation Tables

SUMMARY COMPENSATION TABLE

Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)	Total Without Change in Pension Value ($)
Gregory J. Hayes Chairman & Chief Executive Officer								
2019	$1,600,000	$4,200,000	$6,816,740	$6,535,560	$2,071,748	$314,799	$21,538,847	$19,478,590
2018	$1,575,000	$3,500,000	$8,878,810	$3,165,260	$829,344	$469,901	$18,418,315	$17,599,694
2017	$1,500,000	$3,300,000	$7,877,818	$2,589,650	$1,277,981	$482,044	$17,027,493	$15,759,799
Neil G. Mitchill, Jr. Acting Senior Vice President & Chief Financial Officer								
2019	$591,667	$700,000	$1,588,229	$559,900	$0	$145,664	$3,585,460	$3,585,460
Robert K. Ortberg Chief Executive Officer, Collins Aerospace Systems[6]								
2019	$1,210,000	$2,200,000	$3,149,804	$3,013,280	$231,486	$356,873	$10,161,443	$9,929,957
2018	$112,240	$140,300	$9,875,022	$0	$30,107	$147,381	$10,305,050	$10,274,943
David L. Gitlin President & Chief Executive Officer, Carrier								
2019	$966,667	$1,200,000	$2,150,799	$2,066,540	$969,211	$386,063	$7,739,280	$6,770,069
2018	$900,000	$1,300,000	$2,950,834	$1,051,810	$0	$239,548	$6,442,192	$6,442,192
2017	$812,500	$1,100,000	$6,855,052	$943,250	$385,996	$181,970	$10,278,768	$9,892,772
Judith F. Marks President & Chief Executive Officer, Otis								
2019	$956,250	$1,500,000	$2,150,799	$2,066,540	$0	$283,055	$6,956,644	$6,956,644
2018	$868,750	$1,400,000	$2,950,834	$1,051,810	$0	$241,555	$6,512,949	$6,512,949
Akhil Johri Special Advisor to the Chairman & Chief Executive Officer[7]								
2019	$937,500	$1,900,000	$2,362,353	$2,259,960	$392,208	$378,650	$8,230,671	$7,838,463
2018	$890,000	$1,200,000	$2,950,834	$1,051,810	$0	$361,924	$6,454,568	$6,454,568
2017	$851,250	$1,100,000	$2,674,030	$883,225	$198,047	$356,512	$6,063,064	$5,865,017
Robert J. McDonough Special Advisor to the President & CEO of Carrier[8]								
2019	$962,500	$600,000	$4,151,214	$3,929,324	$270,952	$123,774	$10,037,764	$9,766,812
2018	$918,750	$1,000,000	$2,950,834	$1,051,810	$145,556	$127,412	$6,194,362	$6,048,806
2017	$881,250	$900,000	$2,851,552	$943,250	$222,507	$137,048	$5,935,607	$5,713,100

(1) Bonus. Cash bonuses provided under the UTC Annual Executive Incentive Compensation Plan. Payments are primarily based on measured performance against pre-established goals. However, the Committee retains discretion to adjust annual bonus amounts based on its assessment of overall performance. Consequently, we report annual bonuses in the Bonus column rather than in the Non-Equity Incentive Plan Compensation column.

(2) Stock Awards. Grant date fair value of PSUs and RSUs granted under the LTIP in 2019, calculated in accordance with FASB ASC Topic 718, but excluding the effect of estimated forfeitures. The assumptions made in calculating the fair value of these awards are set forth in Note 12: Employee Benefit Plans, to the Consolidated Financial Statements in Exhibit 13 to UTC's 2019 Annual Report on Form 10-K ("2019 Form 10-K"). PSU awards are discussed in the Compensation Discussion and Analysis and in footnote (2) of the Grants of Plan-Based Awards table on page 67 of this Proxy Statement. The grant date fair values shown for PSU awards granted in 2019 to our NEOs assume target-level performance. If the highest level of performance is achieved, the grant date fair values would be: Mr. Hayes, $11,374,090; Mr. Mitchill, $980,525; Mr. Ortberg, $5,255,614; Mr. Gitlin, $3,588,722; Ms. Marks, $3,588,722; Mr. Johri, $3,941,711; and Mr. McDonough, $3,588,722.

(3) Option Awards. Grant date fair value of SARs granted under the LTIP during 2019, calculated in accordance with FASB ASC Topic 718, but excluding the effect of estimated forfeitures. The assumptions made in the valuation of these awards are set forth in Note 12: Employee Benefit Plans, to the Consolidated Financial Statements in Exhibit 13 to UTC's 2019 Form 10-K.

(4) **Change in Pension Value and Nonqualified Deferred Compensation Earnings.** The amounts in this column reflect the change (if any) in the year-over-year actuarial present value of each executive's accrued benefit under UTC's defined benefit plans and above-market earnings (if any) under UTC's deferred compensation plans. Actuarial value computations are based on the assumptions established in accordance with FASB ASC Topic 715 and discussed in Note 12: Employee Benefit Plans, to the Consolidated Financial Statements in Exhibit 13 to UTC's 2019 Form 10-K. UTC's deferred compensation plans do not provide above-market rates of return. However, an above-market interest rate is paid under the frozen Sundstrand Corporation Deferred Compensation Plan, which was assumed by UTC upon the acquisition of Sundstrand Corporation in 1999. Mr. Hayes accrued $11,491 in above-market earnings under this plan in 2019.

(5) **All Other Compensation.** The 2019 amounts in this column consist of the following items:

Name	Personal Use of Corporate Aircraft[a]	Leased Vehicle[b]	Insurance Premiums[c]	Company Contributions to 401(k) Plans[d]	Company Contributions to Non-Qualified Retirement Plans[e]	Relocation Benefits[f]	Financial Planning[g]	Health Benefits[h]	Misc.	Total
G. Hayes	$59,224	$50,843	$0	$10,080	$173,520	$0	$0	$18,762	$2,370	$314,799
N. Mitchill, Jr.	$0	$34,978	$0	$22,680	$65,745	$0	$0	$21,331	$930	$145,664
R. Ortberg	$0	$26,806	$0	$26,880	$130,057	$136,090	$21,000	$13,037	$3,003	$356,873
D. Gitlin	$0	$33,289	$63,604	$10,080	$71,520	$168,289	$16,000	$22,278	$1,003	$386,063
J. Marks	$0	$18,685	$0	$25,480	$143,439	$63,750	$16,000	$14,973	$728	$283,055
A. Johri	$0	$29,653	$129,963	$25,480	$169,033	$0	$4,985	$18,198	$1,338	$378,650
R. McDonough	$0	$34,775	$74,879	$0	$0	$0	$0	$14,047	$73	$123,774

(a) Incremental variable operating costs incurred for personal air travel which includes fuel (calculated on the basis of aircraft-specific average consumption rates and fleet average fuel costs), fleet average landing and handling fees, additional crew lodging and meal allowances, and catering and hourly maintenance contract charges, when applicable. Because fleet-wide aircraft utilization is primarily for business purposes (approximately 99% in 2019), capital and other fixed expenditures are not treated as an incremental cost.

(b) Annual costs incurred by UTC in connection with a leased vehicle provided to the executive.

(c) Premiums paid on behalf of the executive under the ELG life insurance program. This benefit was eliminated for ELG members appointed after January 31, 2015, thereby excluding Mr. Mitchill, Mr. Ortberg and Ms. Marks. Mr. Hayes elected to discontinue premium payments on his life insurance policy in 2019. Under this legacy program, UTC pays the premiums on a cash value life insurance contract owned by the executive. Life insurance benefits equal up to three times the executive's actual or projected base salary at age 62. Once vested (age 55 or older with three years of service as an ELG member), UTC funds the policy to maintain coverage following retirement.

(d) Dollar value of Company matching contributions made into the UTC Employee Savings Plan. UTC's pension plans were closed to new participants effective January 1, 2010. ELG members hired after this date, including Mr. Mitchill, Mr. Ortberg, Ms. Marks and Mr. Johri, instead receive an additional age-based Company automatic contribution into the UTC Employee Savings Plan. Mr. Johri does have benefits accrued under the UTC pension plans with respect to his service before January 1, 2010, but due to his break in UTC service, he no longer accrues additional benefits. The amount shown for Mr. Ortberg represents matching and retirement contributions into the legacy Rockwell Collins qualified savings plan from January through March. Effective April 1, 2019, the Rockwell Collins savings plan was frozen, and Mr. Ortberg began to receive matching and retirement contributions into the UTC Employee Savings Plan. For further details on these UTC plans refer to page 58.

(e) Dollar value of Company contributions to the UTC Savings Restoration Plan ("SRP") and the UTC Company Automatic Contribution Excess Plan ("CACEP"). Under the SRP, participants who elect to defer into the plan are credited with a Company matching contribution for compensation over IRC limits. For executives hired on or after January 1, 2010, including Mr. Mitchill, Ms. Marks and Mr. Johri, the CACEP provides an age-based Company automatic contribution for compensation earned over IRC limits. The amounts shown for Mr. Ortberg represent matching and retirement contributions made under the legacy Rockwell Collins Non-Qualified Retirement Savings Plan, which was frozen effective December 31, 2019. For additional details on these UTC plans, see page 73 of this Proxy Statement.

(f) Costs associated with relocation expenses, which include tax reimbursement payments of $53,205 for Mr. Ortberg and $47,264 for Mr. Gitlin.

(g) Costs associated with a financial planning benefit available to ELG members.

(h) Costs incurred by the Company associated with annual executive physicals and Company-covered healthcare benefits.

(6) Mr. Ortberg served in the role of CEO of Collins Aerospace Systems until he transitioned to the role of Special Advisor to the Office of the Chairman & CEO on February 7, 2020. As noted on page 10, Mr. Ortberg has been nominated for election at the 2020 Annual Meeting. If the Merger occurs before the Annual Meeting, Mr. Ortberg will be appointed to the UTC Board immediately prior to the effective date of the Merger.

(7) Mr. Johri served as UTC's Executive Vice President & Chief Financial Officer through October 2019. He then transitioned to the role of Special Advisor to the Chairman & CEO.

(8) Mr. McDonough served as an executive officer of UTC in his role as President of Carrier through May 2019, at which point he transitioned to the role of Chief Operating Officer of Carrier. In December 2019, he was appointed Special Advisor to the President & CEO of Carrier.

GRANTS OF PLAN-BASED AWARDS

Grant Date[1]	Estimated Future Payouts under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/Sh)[4]	Grant Date Fair Value of Stock and Option Awards ($)[5]
	Threshold (#)	Target (#)	Maximum (#)				
G. Hayes							
2/5/2019	4,640	58,000	116,000	–	–	–	$6,816,740
2/5/2019	–	–	–	–	321,000	$120.77	$6,535,560
N. Mitchill, Jr.							
2/5/2019	400	5,000	10,000	–	–	–	$587,650
2/5/2019	–	–	–	–	27,500	$120.77	$559,900
2/5/2019[6]	–	–	–	8,285	–	–	$1,000,579
R. Ortberg							
2/5/2019	2,144	26,800	53,600	–	–	–	$3,149,804
2/5/2019	–	–	–	–	148,000	$120.77	$3,013,280
D. Gitlin							
2/5/2019	1,464	18,300	36,600	–	–	–	$2,150,799
2/5/2019	–	–	–	–	101,500	$120.77	$2,066,540
J. Marks							
2/5/2019	1,464	18,300	36,600	–	–	–	$2,150,799
2/5/2019	–	–	–	–	101,500	$120.77	$2,066,540
A. Johri							
2/5/2019	1,608	20,100	40,200	–	–	–	$2,362,353
2/5/2019	–	–	–	–	111,000	$120.77	$2,259,960
R. McDonough							
2/5/2019	1,464	18,300	36,600	–	–	–	$2,150,799
2/5/2019	–	–	–	–	101,500	$120.77	$2,066,540
6/14/2019[6]	–	–	–	–	88,200	$125.30	$1,862,784
6/14/2019[6]	–	–	–	15,965	–	–	$2,000,415

(1) The Committee approved the 2019 annual long-term incentive awards at its meeting on February 1, 2019, specifying February 5, 2019 as the award grant date.

(2) Reflects the number of PSUs granted under the LTIP, which vest based on performance relative to EPS growth and ROIC goals (each weighted at 35%) and a relative TSR goal (weighted at 30%), except in certain limited circumstances as detailed in footnotes (2), (4) and (6) on pages 74-75. Vesting occurs following the three-year performance period and payouts can range from 8% of target, if threshold performance is achieved for the least weighted metric (relative TSR), to a maximum payout of 200%, if maximum performance is achieved for all three metrics. If UTC's three-year TSR is negative, the payout for the TSR portion of the award is capped at 100%, regardless of UTC's relative TSR performance versus the companies within the S&P 500. Each PSU corresponds to one share of UTC Common Stock. Unvested PSUs do not accrue dividend equivalents. Vested PSUs are settled in unrestricted shares of UTC Common Stock at the end of the performance period following the Committee's review and approval of performance achievement levels.

(3) Reflects the number of SARs granted under the LTIP, which vest and become exercisable three years from the grant date, subject to the executive's continued employment, except in certain limited circumstances as detailed in footnotes (2), (4) and (6) on pages 74-75.

(4) The SAR exercise price equals the NYSE closing price of UTC Common Stock on the grant date.

(5) Grant date fair value of awards granted in 2019, with vesting assumed at 100% of target for performance-based awards. Values are calculated in accordance with FASB ASC Topic 718, but excluding the effect of estimated forfeitures.

(6) Retention SAR and RSU awards granted to Mr. McDonough and retention RSU award granted to Mr. Mitchill. Both the SARs and RSUs vest three years from the grant date, subject to continued employment, except in certain limited circumstances as detailed in footnotes (2), (4) and (6) on pages 74-75. RSUs earn dividend equivalents during the vesting period that are reinvested as additional RSUs each time UTC pays a dividend to shareowners. The reinvested RSUs vest on the same date as the underlying RSUs.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards				Stock Awards			
Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)[1]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
G. Hayes								
2/5/2019	–	321,000[6]	$120.77	2/4/2029	–	–	116,000	$17,372,160
1/2/2018	–	161,000[7]	$128.16	1/1/2028	20,380[9]	$3,052,109	97,000	$14,526,720
1/3/2017	–	151,000[8]	$110.83	1/2/2027	21,932[10]	$3,284,536	57,570	$8,621,683
1/4/2016	264,000	–	$95.57	1/3/2026	–	–	–	–
1/2/2015	165,500	–	$115.04	1/1/2025	–	–	–	–
1/2/2014	71,500	–	$112.49	1/1/2024	–	–	–	–
1/2/2013	107,000	–	$84.00	1/1/2023	–	–	–	–
N. Mitchill, Jr.								
2/5/2019	–	27,500[6]	$120.77	2/4/2029	8,469[11]	$1,268,317	10,000	$1,497,600
1/2/2018	–	11,500[7]	$128.16	1/1/2028	1,463[9]	$219,099	7,000	$1,048,320
2/13/2017	–	–	–	–	9,660[12]	$1,446,682	–	–
1/3/2017	–	10,500[8]	$110.83	1/2/2027	1,497[10]	$224,191	3,990	$597,542
1/4/2016	13,200	–	$95.57	1/3/2026	–	–	–	–
1/2/2015	6,900	–	$115.04	1/1/2025	–	–	–	–
9/2/2014	10,600	–	$109.04	9/1/2024	–	–	–	–
R. Ortberg								
2/5/2019	–	148,000[6]	$120.77	2/4/2029	–	–	53,600	$8,027,136
12/3/2018	–	–	–	–	81,676[13]	$12,231,798	–	–
11/13/2017	–	–	–	–	30,341[14]	$4,543,868	–	–
11/13/2017	–	–	–	–	10,114[15]	$1,514,673	–	–
D. Gitlin								
2/5/2019	–	101,500[6]	$120.77	2/4/2029	–	–	36,600	$5,481,216
1/2/2018	–	53,500[7]	$128.16	1/1/2028	6,793[9]	$1,017,320	32,200	$4,822,272
10/11/2017	–	–	–	–	35,737[16]	$5,351,973	–	–
1/3/2017	–	55,000[8]	$110.83	1/2/2027	7,917[10]	$1,185,650	20,862	$3,124,293
1/4/2016	79,000	–	$95.57	1/3/2026	–	–	–	–
1/2/2015	46,000	–	$115.04	1/1/2025	–	–	–	–
1/2/2014	24,500	–	$112.49	1/1/2024	–	–	–	–
11/12/2013	–	–	–	–	16,104[12]	$2,411,735	–	–
1/2/2013	18,900	–	$84.00	1/1/2023	–	–	–	–
8/1/2012	45,036	–	$74.79	7/31/2022	–	–	–	–
J. Marks								
2/5/2019	–	101,500[6]	$120.77	2/4/2029	–	–	36,600	$5,481,216
1/2/2018	–	53,500[7]	$128.16	1/1/2028	6,793[9]	$1,017,320	32,200	$4,822,272
11/1/2017	–	–	–	–	17,511[12]	$2,622,447	–	–
11/1/2017	–	–	–	–	8,755[17]	$1,311,149	–	–

	Option Awards				Stock Awards			
Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)[1]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
A. Johri								
2/5/2019	–	111,000[6]	$120.77	2/4/2029	–	–	40,200	$6,020,352
1/2/2018	–	53,500[7]	$128.16	1/1/2028	6,793[9]	$1,017,320	32,200	$4,822,272
1/3/2017	–	51,500[8]	$110.83	1/2/2027	7,382[10]	$1,105,528	19,608	$2,936,494
1/4/2016	86,000	–	$95.57	1/3/2026	–	–	–	–
1/2/2015	134,600	–	$115.04	1/1/2025	–	–	–	–
1/2/2015	40,500	–	$115.04	1/1/2025	–	–	–	–
1/2/2015	–	–	–	–	13,721[12]	$2,054,857	–	–
1/3/2012	30,500	–	$74.66	1/2/2022	–	–	–	–
R. McDonough								
6/14/2019	–	88,200[18]	$125.30	6/13/2029	16,133[18]	$2,416,078	–	–
2/5/2019	–	101,500[6]	$120.77	2/4/2029	–	–	36,600	$5,481,216
1/2/2018	–	53,500[7]	$128.16	1/1/2028	6,793[9]	$1,017,320	32,200	$4,822,272
1/3/2017	–	49,021[8]	$110.83	1/2/2027	7,089[10]	$1,061,649	18,599	$2,785,401
6/15/2011	–	–	–	–	13,722[12]	$2,055,007	–	–

(1) The exercise price of each SAR is equal to the NYSE closing price of UTC Common Stock on the grant date.

(2) RSUs, including dividend equivalents (if applicable) accrued during the vesting period, which are reinvested as additional RSUs each time UTC pays a dividend to shareowners. The reinvested RSUs vest on the same date as the underlying RSUs.

(3) Calculated by multiplying the number of unvested RSUs by $149.76, the NYSE closing price of UTC Common Stock on the last trading day of 2019.

(4) PSUs that are subject to vesting contingent on Company performance relative to pre-established performance goals measured over a three-year period and the executive's continued employment, except in certain limited circumstances as detailed in footnotes (2), (4) and (6) on pages 74-75. The number of shares shown with respect to PSU awards granted in 2019 and 2018 assumes maximum-level performance, based on vesting estimates as of December 31, 2019. The number of shares shown for the 2017 PSU awards reflect vesting at 114% of target based on actual performance through December 31, 2019. The service condition for this award was satisfied on January 3, 2020.

(5) Calculated by multiplying the number of unvested 2019 and 2018 PSUs and the number of vested 2017 PSUs by the NYSE closing price of UTC Common Stock on the last trading day of 2019.

(6) SARs scheduled to vest on February 5, 2022, subject to the executive's continued employment, except in certain limited circumstances as detailed in footnotes (2), (4) and (6) on pages 74-75.

(7) SARs scheduled to vest on January 2, 2021, subject to the executive's continued employment, except in certain limited circumstances as detailed in footnotes (2), (4) and (6) on pages 74-75.

(8) SARs that vested on January 3, 2020.

(9) RSUs scheduled to vest on January 2, 2021, subject to the executive's continued employment, except in certain limited circumstances as detailed in footnotes (2), (4) and (6) on pages 74-75. These RSU awards earn dividend equivalents during the vesting period, which vest at the same time as the underlying RSUs.

(10) RSUs that vested on January 3, 2020. These RSU awards earned dividend equivalents during the vesting period, which vested at the same time as the underlying RSUs.

(11) Retention RSU award granted to Mr. Mitchill that will vest on February 5, 2022, subject to his continued employment or upon death, disability or change-in-control. This RSU award earns dividend equivalents during the vesting period, which vest at the same time as the underlying RSUs.

(12) ELG RSUs granted upon the executive's appointment to the ELG, which vest in the event of a mutually agreeable separation (as defined on page 60) following three years of ELG service or upon death, disability or change-in-control. These RSU awards earn dividend equivalents during the vesting period, which vest at the same time as the underlying RSUs.

(13) One-time retention RSU award granted to Mr. Ortberg in accordance with his agreement to waive his rights and benefits under his Rockwell Collins change-in-control agreement and to assume certain post-employment restrictive covenants. This RSU award will vest on the third anniversary of the Rockwell Collins acquisition, subject to continued UTC employment, except in certain circumstances as detailed in footnotes (2), (4) and (6) on pages 74-75. This RSU award earns dividend equivalents during the vesting period, which vest at the same time as the underlying RSUs.

(14) Rockwell Collins PSUs that converted to UTC RSUs on November 26, 2018 (the closing date of the acquisition), in accordance with the terms of the merger agreement between UTC and Rockwell Collins. The award was converted at the target performance level and will vest on October 2, 2020, subject to continued employment with UTC, except in certain circumstances as detailed in footnotes (2), (4) and (6) on pages 74-75. This RSU award does not earn dividend equivalents during the vesting period.

(15) Rockwell Collins RSUs that were converted to UTC RSUs on November 26, 2018 (the close date of the acquisition), in accordance with the terms of the merger agreement between UTC and Rockwell Collins. This award vests in three annual installments on the anniversary of the grant date. As of December 31, 2019, there remains one unvested tranche, which is subject to continued service vesting requirements, except in certain circumstances as detailed in footnotes (2), (4) and (6) on pages 74-75. This RSU award does not earn dividend equivalents during the vesting period.

(16) Retention RSU award granted to Mr. Gitlin which will vest on October 11, 2020, subject to continued employment or earlier in the case of death, disability or change-in-control. This RSU award earns dividend equivalents during the vesting period, which vest at the same time as the underlying RSUs.

(17) RSUs granted to Ms. Marks to offset the value of compensation forfeited upon her departure from her former employer. This award vests three years from the grant date, subject to continued service with the Company or upon death, disability or change-in-control. This RSU award earns dividend equivalents during the vesting period, which vest at the same time as the underlying RSUs.

(18) Retention SAR and RSU awards granted to Mr. McDonough that will vest three years from the grant date, subject to his continued employment or upon death, disability, change-in-control or retirement (if held for one year). This RSU award earns dividend equivalents during the vesting period, which vest at the same time as the underlying RSUs.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)[1]	Value Realized on Exercise ($)[2]	Number of Shares Acquired on Vesting (#)[3]	Value Realized on Vesting ($)[4]
G. Hayes	311,000	$18,964,741	61,480	$7,544,826
N. Mitchill	–	–	2,888	$337,852
R. Ortberg	–	–	10,114	$1,500,007
D. Gitlin	–	–	18,328	$2,249,212
J. Marks	–	–	–	–
A. Johri	29,750	$1,816,154	19,952	$2,448,509
R. McDonough	217,013	$6,942,445	22,203	$2,724,752

(1) SARs exercised during 2019.

(2) Calculated by multiplying the number of SARs exercised by the difference between the market price of UTC Common Stock on the exercise date and the exercise price of the award.

(3) PSUs and RSUs that converted to shares of UTC Common Stock on a one-for-one basis upon vesting in 2019. PSUs granted on January 4, 2016 vested at 116% of target on February 11, 2019, based on performance through December 31, 2018. Mr. Johri elected to defer the receipt of his vested PSUs in the amount of $2,448,509 into the UTC LTIP PSU Deferral Plan, as detailed on pages 73-74.

(4) Calculated by multiplying the number of vested PSUs and RSUs by the market price of UTC Common Stock on the vesting date.

PENSION BENEFITS

Overview of Plans. UTC has historically maintained the following pension plans:

- UTC Pension Plan is a tax-qualified plan subject to IRC provisions that, as of December 31, 2019, limit recognized annual compensation to $280,000 and annual retirement benefits to $225,000. This plan was formerly known as the UTC Employee Retirement Plan.

- UTC Pension Preservation Plan ("PPP") is an unfunded, nonqualified retirement plan that mirrors the benefit formula, retirement eligibility and vesting provisions of the UTC Pension Plan, but provides benefits that cannot be accrued under the UTC Pension Plan due to the above IRC limits.

Eligibility and Pension Formulas. Over the years, as the competitive market has evolved, the eligible employee population and the pension benefit formula used under these plans have changed. Benefit accruals earned under the UTC Pension Plan and PPP are therefore dependent upon when the employee was hired and which pension formula — the Final Average Earnings ("FAE") or the Cash Balance formula — was applicable at the time of the accrual. See page 71 for an explanation of each formula.

For both plans, effective December 31, 2014, the FAE formula was frozen, and effective December 31, 2019, the Cash Balance formula was frozen, other than with respect to interest credits on Cash Balance accounts in these plans. Beginning January 1, 2020, active UTC Pension Plan and PPP participants became eligible for equivalent age-based contributions into the qualified UTC Employee Savings Plan and the nonqualified UTC Company Automatic Contribution Excess Plan.

The table below summarizes the status of accruals earned under both the UTC Pension Plan and the PPP:

| Eligible Employees | Accruals Earned under UTC's Pension Plans | | |
	Prior to 2015	Between 2015 and 2019	2020+
Hired prior to July 1, 2002	FAE formula	Cash Balance formula	No further Cash Balance pay credits, defined contribution plan benefits only
Hired on or after July 1, 2002 and prior to January 1, 2010	Cash Balance formula	Cash Balance formula	No further Cash Balance pay credits, defined contribution plan benefits only
Hired on or after January 1, 2010	No pension benefit, defined contribution plan benefits only	No pension benefit, defined contribution plan benefits only	No pension benefit, defined contribution plan benefits only

- **FAE formula:** Under this formula, both the UTC Pension Plan and the PPP provided an annual benefit equal to 2% of an employee's earnings (defined below) for each year of service up to a maximum of 20 years, plus 1% of earnings for each year of service thereafter, minus 1.5% of the employee's Social Security benefit for each year of service (up to a maximum 50% offset of the annual Social Security benefit). Earnings recognized under this formula consist of the highest average annual base salary and annual bonus received over any consecutive five calendar-year period ending on or before December 31, 2014. The FAE formula does not recognize long-term incentive compensation.

- **Cash Balance formula:** The Cash Balance formula credits a participant's account with amounts that grow each month through two types of credits — pay credits and interest credits. Pay credits range from 3% to 8% of base salary and annual bonus, depending on the participant's age. Interest credits are based on 30-year U.S. Treasury Bond yields and are subject to annual adjustments but cannot fall below 3.8%.

Other formulas used: For Mr. Hayes, benefits shown in the table on page 72 also include amounts accrued under a different formula used in a predecessor Sundstrand pension plan that was merged into UTC's pension plans, upon the acquisition of Sundstrand Corporation in 1999. Benefits shown for Mr. Ortberg are based on the formula under the frozen Rockwell Collins qualified and nonqualified pension plans which merged into the UTC Pension Plan and PPP, respectively, as of December 31, 2018.

Distribution Options. Plan participants may elect the following distribution options:

Plan	FAE Benefit Formula	Cash Balance Benefit Formula
UTC Pension Plan	• Lump-sum payment • Annuity payments	• Lump-sum payment • Annuity payments
UTC Pension Preservation Plan	• Lump-sum* payment • Annuity payments • Two- to 10-year annual installments	• Lump-sum payment • Annuity payments • Two- to 10-year annual installments

*Uses a discount rate equal to the Barclay's Capital Municipal Bond Index averaged over five years (currently 2.222%). This non-taxable investment index is intended to yield an after-tax income stream on the net after-tax proceeds reinvested in tax-free bonds that are comparable to a more tax efficient annuity distribution.

Vesting and Retirement. Under both the UTC Pension Plan and the PPP, vesting requires three years of service. The normal retirement age under both the FAE and the Cash Balance benefit formulas is 65, but the FAE formula also provides full retirement benefits at age 62 for a participant who retires with at least 10 years of service. Early retirement benefits also are available under the FAE formula beginning at age 55 with at least 10 years of service, reduced by 0.2% for each month by which retirement precedes age 62. The value of the Cash Balance account is not impacted by an employee's age at retirement. As of December 31, 2019, Messrs. Hayes, Johri and Ortberg were eligible for early retirement under the FAE formula.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
G. Hayes	UTC Pension Plan	30	$1,652,991	–
	UTC Pension Preservation Plan	30	$12,289,497	–
	Total		$13,942,488	–
N. Mitchill, Jr.	UTC Pension Plan[2]	–	–	–
	UTC Pension Preservation Plan[2]	–	–	–
	Total		–	–
R. Ortberg	UTC Pension Plan[3]	19	$861,334	–
	UTC Pension Preservation Plan[3]	19	$469,273	–
	Total		$1,330,607	–
D. Gitlin	UTC Pension Plan	22	$951,980	–
	UTC Pension Preservation Plan	22	$1,957,448	–
	Total		$2,909,428	–
J. Marks	UTC Pension Plan[2]	–	–	–
	UTC Pension Preservation Plan[2]	–	–	–
	Total		–	–
A. Johri	UTC Pension Plan[4]	15	$919,387	–
	UTC Pension Preservation Plan[4]	15	$1,928,996	–
	Total		$2,848,383	–
R. McDonough	UTC Pension Plan	12	$339,131	–
	UTC Pension Preservation Plan	12	$1,157,812	–
	Total		$1,496,943	–

(1) The assumptions used to determine the present value of the accumulated pension benefit are described in the pension expense assumptions of Note 12: Employee Benefit Plans, to the Consolidated Financial Statements in Exhibit 13 to UTC's 2019 Form 10-K. The following additional assumptions are also used: (i) the NEOs are assumed to retire at age 62 for FAE benefits, the earliest date the NEOs can retire without a reduction of benefits due to age, and age 65 for Cash Balance benefits; (ii) projected lump-sum payments under the PPP are calculated using a lump-sum interest rate of 3.0% for Mr. Hayes (age 62 in 2022), 3.5% for Mr. Johri (age 62 in 2023) or 4.0% (for other NEOs who will receive a lump-sum payment). The PPP lump-sum interest rates used for Mr. Hayes and Mr. Johri differ from the other NEOs because the current low interest rate environment will still have an influence on their rates. The other NEOs who will receive PPP lump-sum payments will not reach age 62 until after 2023, by which time it is assumed the PPP lump-sum interest rate will return to the historic norm of 4.0%; (iii) unless an NEO elected another form of benefit payment, the amounts shown assume the following form of payment: (a) 70% in a monthly annuity and 30% in a lump-sum payment for benefits earned under the FAE formula of the UTC Pension Plan; (b) a lump-sum payment for benefits earned under the Cash Balance formula of the UTC Pension Plan; and (c) a lump-sum payment for benefits accrued under the PPP (with the exception of a monthly 75% Joint and Survivor annuity for Mr. Ortberg's PPP benefit, consistent with his election).

(2) Mr. Mitchill and Ms. Marks were hired by UTC after January 1, 2010, and therefore do not participate in UTC's legacy pension plans.

(3) The present value of the accumulated benefits shown for Mr. Ortberg are based on benefits earned under the legacy Rockwell Collins qualified and nonqualified defined benefit pension plans which were frozen in 2006 and have since merged into the equivalent UTC pension plans. The number of years of credited service for Mr. Ortberg reflects the years of service he had when the plans were frozen. Benefit calculations are based on age, years of service, and average annual base salary and annual bonus. Payments to Mr. Ortberg from the legacy Rockwell Collins nonqualified pension plan are payable upon separation of service as a monthly life annuity. A portion of Mr. Ortberg's accrued nonqualified pension benefits were previously distributed to him upon UTC's acquisition of Rockwell Collins in a lump-sum payment in accordance with the change-in-control provisions in that plan.

(4) Mr. Johri was first employed by UTC in November 1986 and later separated from UTC service before returning to the Company in 2015. Mr. Johri had accrued pension benefits under the FAE formula of the UTC Pension Plan and the PPP. However, he was not eligible for early retirement upon his departure and distribution of his previously accrued benefit did not occur. Upon rejoining UTC, Mr. Johri was no longer eligible to participate in UTC's pension plans, and now receives age-based Company automatic contributions under the UTC Employee Savings Plan and the UTC Company Automatic Contribution Excess Plan (detailed in footnotes (5(d)) and (5(e)) on page 66).

NONQUALIFIED DEFERRED COMPENSATION

UTC offers the following nonqualified deferred compensation programs:

Plan Name	Description
UTC Savings Restoration Plan ("SRP")	The SRP is a nonqualified, unfunded deferred compensation arrangement that offers participants the opportunity to defer up to 6% of pay (base salary plus annual bonus) above the annual IRC compensation limit ($280,000 in 2019) applicable to the tax-qualified UTC Employee Savings Plan. Using the UTC Employee Savings Plan's matching contribution formula, the SRP credits matching contributions equal to 60% of the amount deferred by the executive in the form of UTC deferred stock units. Participants are vested in their own deferrals and vest in the UTC match upon the earlier of three years of service or two years in the Plan. SRP balances may be distributed at the election of the participant in a lump-sum payment or in annual installments over periods ranging from two to 15 years. Employee deferrals are distributed in cash and the Company match is distributed in shares of UTC Common Stock.
Company Automatic Contribution Excess Plan ("CACEP")	The CACEP is a nonqualified, unfunded deferred compensation arrangement that provides participants with age-based Company automatic contributions (ranging from 3% to 5.5% of salary and annual bonus) on compensation that exceeds the IRC limit applicable to the tax-qualified UTC Employee Savings Plan. Participants receiving benefits under the CACEP do not accrue a benefit under the PPP. Participants are vested in UTC contributions upon the earlier of three years of service or two years in the Plan. CACEP balances are distributed in cash, in a lump-sum payment or in annual installments over periods ranging from two to 15 years per the participant's election. The plan also provides missed matching contributions for employees whose compensation has not reached the annual IRC compensation limit, but whose contributions to the UTC Employee Savings Plan are limited by the IRC's annual contributions limit ($56,000 in 2019). Effective January 1, 2020, employees hired prior to January 1, 2010, will no longer accrue pay credits into UTC's pension plans and instead will be eligible for an age-based Company automatic contribution (ranging from 3% to 8% of salary and annual bonus) into the CACEP for amounts above the IRC limits applicable to the qualified UTC Savings Plan.
UTC Deferred Compensation Plan ("DCP")	The DCP is a nonqualified, unfunded deferred compensation arrangement that offers participants the opportunity to defer up to 50% of base salary and up to 70% of annual bonus until retirement or a future date selected by the executive (which may be no earlier than five years from the date the election was made). All distributions are made in cash, either in a lump-sum or in two to 15 annual installments per the participant's election. If a participant's employment terminates before he or she attains age 50, all balances are paid as a lump-sum in the April following termination.
UTC LTIP PSU Deferral Plan	The UTC LTIP PSU Deferral Plan is a nonqualified, unfunded deferred compensation arrangement that allows executives to defer between 10% and 100% of their vested PSU awards that would otherwise be settled in unrestricted shares of UTC Common Stock. The deferred portion of the PSU award is converted into deferred stock units that accrue dividend equivalents. Distributions from the plan are made in a lump-sum or in two to 15 annual installments, either upon retirement or at a future date selected by the executive (which may be no earlier than five years from the year the PSUs are deferred). Distributions are made in whole shares of UTC Common Stock with any fractional units paid in cash.

Name	Plan[1]	Executive Contributions in Last FY ($)[2]	Registrant Contributions in Last FY ($)[3]	Aggregate Earnings in Last FY ($)[4]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[5]
G. Hayes	UTC Deferred Compensation Plan	$0	$0	$341,616	$0	$1,121,864
	UTC Savings Restoration Plan	$289,200	$173,520	$992,741	$0	$4,030,394
	Sundstrand Corporation Deferred Compensation Plan	$0	$0	$29,610	$0	$610,119
N. Mitchill, Jr.	UTC Savings Restoration Plan	$48,700	$29,220	$64,167	$0	$325,773
	UTC Company Automatic Contribution Excess Plan	$0	$36,525	$4,319	$0	$136,531
R. Ortberg	Rockwell Collins Deferred Compensation Plan[6]	$0	$0	$171,135	$0	$795,623
	Rockwell Collins Non-Qualified Savings Plan[7]	$78,185	$130,057	$22,798	$0	$251,422
D. Gitlin	UTC Savings Restoration Plan	$119,200	$71,520	$279,587	$0	$1,203,090
J. Marks	UTC Savings Restoration Plan	$94,575	$56,745	$30,035	$0	$228,081
	UTC Company Automatic Contribution Excess Plan	$0	$86,694	$3,806	$0	$140,549
A. Johri	UTC Deferred Compensation Plan	$0	$0	$116,208	$0	$885,997
	UTC Savings Restoration Plan	$111,450	$66,870	$138,968	-$29,967[8]	$750,677
	UTC Company Automatic Contribution Excess Plan	$0	$102,163	$12,713	$0	$390,047
	UTC LTIP PSU Deferral Plan[9]	$2,390,816	$0	$718,272	$0	$3,397,807

(1) Executives are eligible to participate in various deferred compensation plans as detailed above. Mr. McDonough does not participate in any deferred compensation arrangements.

(2) Amounts shown in this column are included in the Salary and Bonus columns of the Summary Compensation Table on page 65, with the exception of Mr. Johri's contributions into the UTC LTIP PSU Deferral Plan.

(3) Amounts shown in this column are included in the All Other Compensation column of the Summary Compensation Table on page 65.

(4) Amounts shown reflect hypothetical investment returns to accounts based on fixed income, bond and equity indices selected by the participant. Participants also may elect UTC stock units with dividend reinvestments (except for the CACEP and the Sundstrand Corporation Deferred Compensation Plan). These returns do not constitute above-market earnings, except for $11,491 credited to Mr. Hayes under the frozen Sundstrand Corporation Deferred Compensation Plan. This amount is included in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table on page 65.

(5) The sum of contributions (both by the executive and UTC) and credited earnings on those deferrals, less withdrawals. Of these totals, the following amounts have been included in the Summary Compensation Table in prior years: $2,336,020 (Mr. Hayes); $17,107 (Mr. Ortberg); $304,080 (Mr. Gitlin); $99,344 (Ms. Marks); and $1,615,818 (Mr. Johri).

(6) In 2019, Mr. Ortberg participated in the legacy Rockwell Collins Deferred Compensation Plan, which allows executives to defer up to 50% of their base salaries and/or up to 100% of their annual bonus. With respect to distributions, participants may elect to receive their balances at a future specified date while in-service, at retirement (up to 15 annual installments or as a lump-sum) or upon termination (lump-sum only). All deferrals of base salary and/or annual bonus made in a calendar year are subject to the same distribution election. This plan was frozen effective January 1, 2020.

(7) In 2019, Mr. Ortberg participated in the legacy Rockwell Collins Non-Qualified Savings Plan, which provides an employer match and Company automatic retirement contribution that were not contributed to the Rockwell Collins tax-qualified retirement savings plan (which merged into the UTC Employee Savings Plan effective April 1, 2019) due to IRC limits. Company matching contributions equal 62.5% of the first 8% of the employee's contributions and Company automatic retirement contributions range from 0.5% to 6% of base salary and annual bonus, based on the sum of the employee's age and years of service. This plan was frozen effective January 1, 2020.

(8) Mr. Johri's 2013 separation from service triggered distributions of his previously accrued SRP benefit in 10 annual installments, which will continue through 2023. Benefits earned by Mr. Johri from his rehire date forward are not included in these distributions.

(9) Mr. Johri elected to defer the receipt of his 2016 PSU award that vested in 2019 into the UTC LTIP PSU Deferral Plan, as reported in the Options Exercised and Stock Vested table on page 70.

POTENTIAL PAYMENTS ON TERMINATION OR CHANGE-IN-CONTROL

The table below estimates the value of payments and benefits that each NEO would have been entitled to receive had employment terminated on December 31, 2019, under various hypothetical circumstances. Under UTC's programs, benefit eligibility and the value of benefits an executive may receive vary depending on the reason for termination and whether the executive is eligible for retirement at that time.

Since the Merger Severance Plan does not become effective until the Merger with Raytheon is complete, benefits under the Merger Severance Plan are not reflected in the table below. For additional details on the Merger Severance Plan benefits, see pages 61-62.

Payment Type	G. Hayes	N. Mitchill, Jr.	R. Ortberg	D. Gitlin	J. Marks	A. Johri	R. McDonough
Involuntary Termination (for cause)							
Cash Payment	$0	$0	$0	$0	$0	$0	$0
Pension Benefit[1]	$14,286,106	$0	$575,602	$2,624,780	$0	$2,509,480	$1,132,888
SAR Award Value[2]	$0	$0	$0	$0	$0	$0	$0
Stock Award Value[2]	$0	$0	$0	$0	$0	$0	$0
Sub-Total	$14,286,106	$0	$575,602	$2,624,780	$0	$2,509,480	$1,132,888
Less: Vested Pension	-$14,286,106	$0	-$575,602	-$2,624,780	$0	-$2,509,480	-$1,132,888
Amount Triggered due to Termination	$0	$0	$0	$0	$0	$0	$0
Voluntary Termination							
Cash Payment	$0	$0	$0	$0	$0	$0	$0
Pension Benefit[1]	$14,286,106	$0	$575,602	$2,624,780	$0	$2,509,480	$1,132,888
SAR Award Value[3][4]	$39,109,475	$1,386,508	$0	$14,707,208	$0	$16,190,857	$3,063,988
Stock Award Value[3][4]	$25,127,032	$0	$15,837,270	$8,702,854	$0	$8,434,932	$8,239,960
Sub-Total	$78,522,613	$1,386,508	$16,412,872	$26,034,842	$0	$27,135,269	$12,436,836
Less: Vested Pension and Equity	-$78,522,613	-$1,386,508	-$16,412,872	-$26,034,842	$0	-$27,135,269	-$12,436,836
Amount Triggered due to Termination	$0	$0	$0	$0	$0	$0	$0
Involuntary Termination (not for cause)							
Cash Payment[5]	$4,000,000	$0	$0	$0	$0	$0	$2,437,500
Pension Benefit[1]	$14,286,106	$0	$575,602	$2,624,780	$0	$2,509,480	$1,132,888
SAR Award Value[3][6]	$39,109,475	$1,960,880	$0	$14,707,208	$770,407	$16,190,857	$3,063,988
Stock Award Value[3][6][7]	$25,127,032	$2,903,846	$18,290,339	$11,114,589	$2,928,707	$10,489,789	$8,239,960
Sub-Total	$82,522,613	$4,864,726	$18,865,941	$28,446,577	$3,699,114	$29,190,126	$14,874,336
Less: Vested Pension and Equity	-$78,522,613	-$1,386,508	-$16,412,872	-$26,034,842	$0	-$27,135,269	-$12,436,836
Amount Triggered due to Termination	$4,000,000	$3,478,218	$2,453,069	$2,411,735	$3,699,114	$2,054,857	$2,437,500
Termination Following a Change-in-Control							
Cash Payment[8]	$13,156,000	$0	$0	$0	$0	$0	$2,437,500
Pension Benefit[1]	$14,286,106	$0	$575,602	$2,624,780	$0	$2,509,480	$1,132,888
SAR Award Value[9]	$48,415,265	$2,840,898	$4,290,520	$17,649,693	$4,098,085	$19,408,747	$8,163,845
Stock Award Value[9]	$33,426,731	$5,245,943	$23,467,842	$19,037,491	$10,897,436	$13,408,462	$15,281,975
Sub-Total	$109,284,102	$8,086,841	$28,333,964	$39,311,964	$14,995,521	$35,326,689	$27,016,208
Less: Vested Pension and Equity	-$75,617,269	-$1,386,508	-$16,412,872	-$25,070,387	$0	-$26,170,815	-$11,472,382
Amount Triggered due to Termination	$33,666,833	$6,700,333	$11,921,092	$14,241,577	$14,995,521	$9,155,874	$15,543,826

(1) Estimated lump-sum value of the nonqualified portion of the retirement benefits accrued under UTC's pension plans, assuming retirement or termination on December 31, 2019, payable as of such date or attainment of age 55, if later, based on the plan's 2020 lump-sum basis. The present value of benefits payable under the qualified plan is shown in the Pension Benefits table on page 72.

(2) Outstanding equity awards will be forfeited upon involuntary termination for cause.

(3) Equity awards are valued based on the closing price of UTC Common Stock on the NYSE ($149.76) on the last trading day of 2019. For the 2019 and 2018 PSU awards, values shown reflect estimated performance as of December 31, 2019. The actual vesting of 114% of target is shown for the 2017 PSU award.

(4) SAR and RSU awards granted under UTC's annual LTI program that are outstanding for more than one year will vest in the event of voluntary termination only after an executive attains qualifying retirement under the LTIP (defined as either: (i) age 65; (ii) age 55 plus 10 years of service; or (iii) "Rule of 65" —age 50 to 54 plus years of service add up to 65 or more). For executives who have attained qualifying retirement status, PSUs outstanding for at least one year will remain eligible to vest at the completion of the performance period to the extent performance targets are achieved. All NEOs, except for Mr. Mitchill and Ms. Marks, have satisfied at least one of these qualifying retirement conditions. For non-retirement eligible executives who voluntarily terminate, all unvested awards are cancelled and vested SARs may be exercised up to 90 days following separation. Special out-of-cycle and ELG RSU awards do not have retirement eligibility treatment and, therefore, forfeit upon voluntary termination (except for Mr. Ortberg's retention RSU award, which was granted in exchange for waiving his rights and benefits under his Rockwell Collins change-in-control agreement, and for Mr. McDonough's retention RSU award). These RSU awards must be outstanding for more than one year to vest in the event of voluntary termination, after attaining qualifying retirement. Awards granted to Mr. Ortberg under the legacy Rockwell Collins long-term incentive plan, which converted to UTC RSUs upon the acquisition of Rockwell Collins, will vest on a pro-rata basis upon voluntary retirement on or after age 55.

(5) Executives appointed to the ELG prior to April 2013, which includes Mr. Hayes and Mr. McDonough, are eligible for an ELG cash separation benefit equal to 2.5x base salary payable as a lump-sum in the event of a mutually agreeable separation (defined on page 60) following at least three years of ELG service. For Mr. McDonough, this separation must also occur prior to age 62.

(6) SAR and RSU awards granted under UTC's annual LTI program that are outstanding for more than one year will vest and PSUs will remain eligible to vest (to the extent performance targets are achieved) in the event of involuntary termination (not for cause) after an executive qualifies for retirement treatment. For executives who have not yet qualified for retirement treatment, but have held awards for at least one year, in the event of involuntary termination (not for cause) a pro-rata portion of SARs and RSUs will vest and a pro-rata portion of PSUs will remain eligible to vest at the completion of the performance period to the extent performance goals are achieved. Special out-of-cycle and ELG RSU awards do not have retirement eligibility treatment and, therefore, forfeit upon involuntary termination (not for cause), except for Mr. Ortberg's retention RSU award which was granted in exchange for waiving his rights and benefits under his Rockwell Collins change-in-control agreement and Mr. McDonough's retention RSU award. These awards will vest in the event of involuntary termination (not for cause) if retirement eligible status has been achieved and the award is held for at least one year at the time of retirement. Awards granted to Mr. Ortberg under the legacy Rockwell Collins long-term incentive plan, which converted to UTC RSUs upon the acquisition of Rockwell Collins, will vest in the case of involuntarily termination (not for cause).

(7) ELG RSUs will vest in the case of mutually agreeable separation (as defined on page 60) following three years of ELG service. Mr. Ortberg did not receive an ELG RSU award upon his appointment to the ELG. Instead, he was granted a retention RSU award in exchange for waiving his Rockwell Collins change-in-control agreement. The UTC retention RSU award granted to Mr. Ortberg includes post-termination restrictive covenants substantially similar to those restrictive covenants applicable to UTC's standard ELG RSU award (see page 60 for additional details).

(8) Mr. Hayes is the only NEO eligible for change-in-control benefits under the Senior Executive Severance Plan ("SESP"), which was closed to new participants effective June 2009. The SESP provides a lump-sum cash benefit equal to 2.99x the sum of base salary and target annual bonus upon qualifying termination within two years of a change-in-control. ELG members appointed on or after June 2009 but prior to May 2013 (including Mr. McDonough) are eligible for the standard ELG cash severance payment (2.5x base salary) upon qualifying termination within two years of a change-in-control, while ELG members appointed on or after May 2013 (Messrs. Mitchill, Ortberg, Gitlin and Johri, and Ms. Marks) are not eligible for a cash payment under either program.

(9) In the event of qualifying termination following a change-in-control (as defined on page 61), the LTIP provides for the accelerated vesting of all outstanding equity awards (including awards outstanding for less than one-year, special out-of-cycle and ELG RSU awards). PSUs granted under the original 2005 UTC Long-Term Incentive Plan vest at target performance and PSUs granted under the UTC 2018 Long-Term Incentive Plan vest at the greater of target or actual performance. As a result, amounts shown for the 2018 PSUs assume target performance, and amounts shown for the 2019 PSUs assume the estimated performance as of December 31, 2019. For the 2017 PSUs, actual performance vesting (114% of target) is shown. As part of the agreement with Mr. Ortberg to waive his Rockwell Collins change-in-control agreement, UTC agreed to include the definition of "good reason" under Mr. Ortberg's Rockwell Collins change-in-control agreement for the retention RSU award described on page 60. All values shown reflect the closing stock price on the last trading day of 2019 ($149.76).

CEO Pay Ratio

Background

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC adopted a rule requiring companies to disclose the ratio of the median employee's total annual compensation relative to total annual compensation of the CEO. The following section explains the methodology that we used, in accordance with the SEC rules, to identify the median employee and to calculate the 2019 ratio.

How We Identified the Median Employee

UTC used the following parameters to identify the employee whose pay was at the median of all UTC employees globally.

Consistently Applied Compensation Measure

The compensation measure we used to identify the median employee was gross cash compensation paid to employees from October 1, 2018 to September 30, 2019. Gross cash compensation varies by country and is based on local pay practices, but generally includes:

- Base salary (including any local allowances)
- Incentive pay (including cash bonuses, sales incentives and other variable pay programs)
- Any other cash awards or payments[1]

Employees Included

For the purposes of identifying the median employee, we included all active UTC employees (excluding the CEO) on October 1, 2019, located in 41 countries in which UTC has operations. UTC's employee population in these 41 countries represents approximately 95% (or 236,051) of our 248,198 active employees on that date. As of October 1, 2019, our global population consisted of 90,838 U.S. employees and 157,360 non-U.S. employees.

Employees Excluded

We excluded 12,147 employees from 47 countries under the SEC's de minimis exemption[2] and an estimated 105 employees from nine businesses acquired by UTC in 2019.[3]

Methodology and Material Assumptions

Annualized pay. Pay was annualized for employees who worked a partial year between October 1, 2018 and September 30, 2019. Partial-year employees include mid-year hires, employees on paid or unpaid leave, and employees on active military duty.

Foreign exchange rates. Foreign currencies were converted into U.S. dollars as of October 1, 2019, based on the average daily spot rates during September 2019.

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(1) In some countries, due to differences in payroll systems and local laws and regulations, gains realized on the vesting and/or exercise of equity awards, as well as Company contributions to government-sponsored benefit plans, may be included.

(2) The countries and approximate number of UTC employees excluded from the calculation are as follows: Argentina (112), Bahrain (99), Bosnia/Herzegovina (11), Botswana (6), Brunei (33), Bulgaria (48), Cayman Islands (2), Costa Rica (15), Cyprus (36), Dominican Republic (16), Egypt (274), El Salvador (14), Estonia (53), Ethiopia (2), Fiji (3), Guatemala (44), Honduras (10), Hungary (570), Indonesia (807), Iraq (1), Jordan (1), Kenya (19), Latvia (15), Lebanon (1), Luxembourg (135), Malawi (3), Malaysia (1,081), Morocco (281), Mozambique (4), Namibia (4), Pakistan (1), Panama (64), Papua New Guinea (7), Qatar (153), Romania (115), Russia (2,940), Serbia Montenegro (8), Slovakia (100), Slovenia (32), South Africa (434), Taiwan (806), Tanzania (14), Thailand (736), Turkey (1,322), Ukraine (341), United Arab Emirates (1,172), and Vietnam (202).

(3) In accordance with the SEC's rules, the following entities acquired in 2019 and the approximate number of employees from each entity that were excluded from the calculation are: Carl Degenhardt GmbH (10), Eleva (23), Monitor (9), Nikkin Lifts (39), Sige (1), SMELL (2), Sud Elevators (7), Thyssen Krupp (9), and Tormes (5).

Calculating the Ratio

Summary Compensation Table Values

Once we identified the median employee using gross cash compensation as our compensation measure, we then calculated the 2019 total compensation for our CEO and the median employee for the full year using the same methodology required by the SEC for reporting in the Summary Compensation Table (see page 65). For the CEO and the median employee, the Summary Compensation Table values include employee fringe benefits, such as Company contributions to healthcare and retirement plans.

Results

The 2019 total annual compensation value for Mr. Hayes was $21,538,847 and for UTC's global median employee was $76,417, resulting in a ratio of 282:1.

With approximately 63% of our employees located outside the United States, UTC has operations in nearly every country in the world. We believe paying competitive wages targeted at the median of local labor markets within our diverse industry segments is essential to ensuring a productive, engaged workforce and a sustainable business. Consequently, a global ratio may not be particularly informative without any context for foreign labor markets and the diversity in the roles of UTC's employees around the world.

Comparing UTC's Ratio to Other Companies

A number of factors unrelated to compensation significantly impact this calculation and are particularly important when comparing UTC's ratio to ratios at other companies. These factors include: industry-specific pay differentials, company and organizational structure (e.g., outsourcing versus insourcing), and the geographic location of employee populations.

Report of the Audit Committee

The Audit Committee assists the Board of Directors in its oversight responsibilities relating to: the integrity of UTC's financial statements; the independence, qualifications and performance of UTC's internal and external auditors; the Company's compliance with its policies and procedures, internal controls, Code of Ethics and applicable laws and regulations; policies and procedures with respect to risk assessment and management; and such other responsibilities as delegated by the Board from time to time. The Committee's specific responsibilities and duties are set forth in the Audit Committee Charter adopted by the Board, which is available on the Company's website.

Management has the primary responsibility for the financial statements and the financial reporting processes, including the system of internal accounting controls. PricewaterhouseCoopers LLP ("PwC"), the Company's Independent Auditor, is responsible for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles and on the effectiveness of the Company's internal control over financial reporting.

In performing its oversight responsibilities, the Committee has reviewed and discussed with management and the Independent Auditor UTC's audited financial statements for the year ended December 31, 2019, as well as the representations of management and the independent auditor's opinion thereon regarding UTC's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. The Committee discussed with UTC's internal and independent auditors the overall scope and plans for their respective audits. The Committee met with the internal and independent auditors, with and without Management present, to discuss the results of their examinations, the evaluation of UTC's internal controls, management's representations regarding internal control over financial reporting, and the overall quality of UTC's financial reporting.

The Committee has discussed with UTC's independent auditor the matters required by the Public Company Accounting and Oversight Board's ("PCAOB") Auditing Standard No. 1301 *Communications with Audit Committees*. It has also discussed with UTC's independent auditor its independence from UTC and its management, including the written disclosures and letter from UTC's independent auditor required by the PCAOB's Rule 3526, *Communication with Audit Committees Concerning Independence*, as approved by the SEC. The Committee has concluded that PwC's provision of non-audit services as described in the table on page 79 is compatible with PwC's independence.

UTC's Independent Auditor represented to the Committee that UTC's audited financial statements were fairly presented in accordance with generally accepted accounting principles in the United States of America. Based on the reviews and discussions referred to above, the Committee has recommended to the Board of Directors that the audited financial statements be included in UTC's Annual Report on Form 10-K for the year ended December 31, 2019 for filing with the SEC. The Committee nominates the firm of PricewaterhouseCoopers LLP for appointment by the shareowners as UTC's Independent Auditor for 2020.

Audit Committee



Fredric G. Reynolds, Chair	Diane M. Bryant	Margaret L. O'Sullivan
Lloyd J. Austin III	Christopher J. Kearney	Denise L. Ramos

Proposal 3: Appoint an Independent Auditor for 2020

What's in this section?

As required by our Bylaws, we are asking shareowners to vote on a proposal **to appoint a firm of independent registered public accountants to serve as the Company's Independent Auditor** until the next annual meeting. PricewaterhouseCoopers LLP ("PwC"), an independent registered public accounting firm, served as UTC's Independent Auditor in 2019 and the Audit Committee has nominated, and the Board of Directors has approved, the firm for appointment by the shareowners to serve again as UTC's Independent Auditor for 2020 until the next Annual Meeting in 2021.

Frequently Asked Questions About the Auditor

How Is the Auditor Reviewed by the Company?

The Audit Committee is directly responsible for the nomination, compensation, retention and oversight of the Company's Independent Auditor. To fulfill this responsibility, the Committee engages in a comprehensive annual evaluation of the Independent Auditor's qualifications, performance and independence, and periodically considers the advisability and potential impact of selecting a different independent registered public accounting firm to serve in that capacity.

Is the Audit Partner Rotated?

In accordance with SEC rules and PwC policies, audit partners are subject to rotation requirements that limit the number of consecutive years an individual partner may provide service to our Company. For lead and concurring audit partners, the maximum number of consecutive years of service in that capacity is five years. The selection process for the lead audit partner pursuant to this rotation policy includes a meeting between the Chair of the Audit Committee and the candidate for the role, as well as consideration of the candidate by the full Committee and with management.

Will the Auditor Attend the Annual Meeting?

Representatives of PwC will attend the 2020 Annual Meeting. The representatives will have an opportunity to make any statements and will be available to respond to appropriate questions from shareowners.

What Were the Auditor's Fees in 2019 and 2018?

(in thousands)	Audit	Audit-Related	Tax	All Other Fees	Total
2018	$45,100	$8,291	$20,826	$418	$74,635
2019	$44,960	$32,710	$35,071	$1,787	$114,528

Audit Fees. Fees in both years consisted of fees for the audit of UTC's consolidated annual financial statements and the effectiveness of its internal control over financial reporting, the review of interim financial statements in UTC's quarterly reports on Form 10-Q and the performance of audits in accordance with statutory requirements. Audit fees for statutory audits were $17,700,000 in 2019 and $16,900,000 in 2018. In 2019, the Audit fees also included non-recurring fees for integrated and statutory audits related to the adoption of new accounting standards as well as non-recurring integrated audit fees associated with the acquisition of Rockwell Collins and the anticipated separation of Carrier and Otis.

Audit-Related Fees. Fees in both years consisted of audit-related fees for financial and tax due diligence assistance related to acquisition and disposition activity, employee benefit plan audits, advice regarding the application of generally accepted accounting principles for proposed transactions, special reports pursuant to agreed-upon procedures, contractually required audits and compliance assessments. Audit-related fees in 2019 also included approximately $31,000,000 of fees associated with carve-out audits for the anticipated separation of Carrier and Otis.

Tax Fees. In 2019, tax fees consisted of approximately $10,237,000 for U.S. and non-U.S. tax compliance, related planning and assistance with tax refund claims and expatriate tax services, and approximately $24,834,000 for tax consulting and advisory services that included fees associated with the plan to separate UTC into three independent companies. In 2018, tax fees consisted of approximately $9,846,000 for U.S. and non-U.S. tax compliance, related planning and assistance with tax refund claims and expatriate tax services, and approximately $10,980,000 for tax consulting and advisory services that included fees associated with the plan to separate UTC into three independent companies.

All Other Fees. In 2019, all other fees primarily consisted of accounting research software, government compliance, cybersecurity risk assessment, and proxy consulting services. All other fees in 2018 primarily consisted of accounting research software, cybersecurity risk assessment, government compliance, and proxy consulting services.

How Does the Committee Monitor and Control Non-Audit Services?

The Audit Committee has adopted procedures requiring its review and approval in advance of all particular engagements for services provided by UTC's Independent Auditor. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Committee pursuant to authority delegated by the Committee, provided the Committee subsequently is informed of each particular service approved by delegation. All of the engagements and fees for 2019 and 2018 were approved by the Committee. The Committee reviews with PwC whether the non-audit services to be provided are compatible with maintaining the firm's independence. The Board also has adopted the policy that in any year fees paid to the Independent Auditor for non-audit services shall not exceed the fees paid for audit and audit-related services. Non-audit services consist of those described above, as included in the tax fees and all other fees categories.

Why Should I Vote For This Proposal?

Through its review process, the Audit Committee determined that PwC has acquired extensive knowledge of the Company's operations, performance and development through its previous service as the Company's Independent Auditor. The Audit Committee and the Board of Directors believe that the continued retention of PwC as our Independent Auditor is in the best interest of the Company and our shareowners.



Vote FOR The Board of Directors recommends a vote **FOR the appointment of PwC to serve as the Company's Independent Auditor for 2020.**

Proposal 4: Shareowner Proposal

What am I voting on?

Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, the beneficial owner of 50 shares of UTC's Common Stock, has submitted the proposal and supporting statement set forth below verbatim for inclusion in the Proxy Statement for the 2020 Annual Meeting:

"Proposal 4 — Simple Majority Vote

RESOLVED, United Technologies Corp (UTX) shareholders request that our board take each step necessary so that each voting requirement in our charter, bylaws and governing documents that calls for a greater than simple majority of votes cast be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. This simple majority standard of votes cast for and against would apply to all matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise. It is important that our company take each step necessary to adopt this proposal topic. It is also important that our company take each step necessary to avoid a failed vote on this proposal topic.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "what Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School (https://papers.ssrn.com/sol3/papers.cfm?abstract_id=593423).

Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management. The majority of S&P 500 and S&P 100 companies have no supermajority requirements.

Last proxy season, according to data obtained through ProxyInsight, shareholder proposals on this topic won over:

- 90% of the vote at Legg Mason, Axon Enterprise, L Brands, Skyworks Solutions, Ledios Holdings.
- 70% of the vote at Netflix, New York Community Bancorp, Xerox, OGE Energy, Dean Foods, Sonoco Products.
- 50% of the vote at PetMed Express, Eldorado Resorts, Genomic Health, Alarm.com Holdings, Flowers Foods, FirstEnergy, Norfolk Southern, Intuitive Surgical

Vanguard generally supports proposals to remove supermajority requirements and opposes proposals to impose them. T. Rowe Price, generally votes for proposals to adopt simple majority requirements for all items that require shareholder approval. Fidelity generally votes against supermajority requirements. BlackRock supports the reduction or the elimination of supermajority voting requirements to the extent that they determine shareholders' ability to protect their economic interests is improved.

Please vote to enhance shareholder value: Simple Majority Vote — Proposal 4"

The Board of Directors' Statement Regarding this Proposal

The Board has carefully considered and is interested in the views of our shareowners regarding this proposal; accordingly, the Board has determined not to make a recommendation either in favor of or opposed to the proposal. The proposal, which is advisory in nature, would constitute a recommendation to the Board, if approved by shareowners, to eliminate UTC's only supermajority shareowner voting provision, which is set forth in its Restated Certificate of Incorporation (the "Certificate").

Background on UTC's Current Supermajority Requirement and UTC's Prior Efforts to Remove that Requirement.

Article Ninth of UTC's Certificate currently requires a vote of 80% or more of the Company's outstanding shares to repeal Article Ninth or to approve certain business combinations with an interested party, which is a party that owns 10% or more of the Company's outstanding Common Stock. Article Ninth is the only provision in the Company's Certificate or Bylaws requiring a supermajority shareowner vote. Article Ninth was approved by the Company's shareowners in 1983 to protect against a self-interested action by one or more large shareowners by requiring broad shareowner consensus to make certain fundamental changes. While such protections can be beneficial to shareowners in certain instances, the Board believes that such provisions also can limit the ability of shareowners to effectively participate in corporate governance. The Board also is cognizant that shareowners generally oppose supermajority provisions.

The Board is committed to good governance practices, continuously monitoring governance issues of interest to shareowners and responding to shareowner concerns. In fact, following unanimous support by the Board, management presented a proposal for shareowner approval at both the 2018 Annual Meeting and the 2019 Annual Meeting to amend the Certificate to eliminate the supermajority voting provisions contained in Article Ninth. At both the 2018 Annual Meeting and the 2019 Annual Meeting, management's proposal to eliminate the Company's supermajority voting provision received approximately a 99% favorable vote (from those shareowners who voted), but failed to receive the requisite support of 80% of the outstanding shares, notwithstanding the Company's significant efforts to increase turnout, which included targeted reminder letters and the use of targeted full-package distributions when notice and access was otherwise permitted.

What Happens if this Proposal is Approved?

The Board will consider, among other factors, the level of support that this proposal receives, the level of shareowner support that would be required to amend the Certificate to eliminate the supermajority provisions contained in Article Ninth, and the prior votes of shareowners on similar proposals recommended by the Board of Directors at the 2018 and 2019 annual meetings in making a determination regarding the advisability of adopting (and again presenting for shareowner approval) amendments to UTC's Certificate to eliminate the supermajority voting provisions contained in Article Ninth. The Board looks forward to receiving input from shareowners on this important issue.

NONE **The Board of Directors makes no recommendation regarding this proposal.**

Proposal 5:
Shareowner Proposal

What am I voting on?

The United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, the beneficial owner of 107 shares of UTC's Common Stock, and the AFL-CIO Reserve Fund, the beneficial owner of 631 shares of UTC's Common Stock, have submitted the proposal and supporting statement set forth below verbatim for inclusion in the Proxy Statement for the 2020 Annual Meeting of the Shareowners:

"RESOLVED: Shareholders of United Technologies Corporation (the "Company"), hereby request that the Board of Directors create a committee, with members drawn from representatives of the employee workforce and management of the Company, to prepare a report regarding the impact on communities from the closure of Company manufacturing facilities and alternatives that can be developed to help mitigate the impact of such closures in the future. The report shall be prepared at reasonable cost and omit proprietary information, and shall be made available to shareholders on the Company's website.

In recent years, the closing of manufacturing facilities has become a significant social policy issue that has had a tremendous impact on our nation's economy and politics. The economies of local communities are adversely affected by manufacturing facility closings, and these plant closings are often associated with moving production to other countries. The resulting negative public attention from job losses can damage the corporate reputation of companies who close manufacturing facilities.

Our Company has received significant public attention in recent years for the closure of manufacturing facilities. For example, our Company received widespread media coverage for the closure of a United Technologies Electronic Controls manufacturing facility in Huntington, Indiana and the partial closure of a Carrier manufacturing facility in Indianapolis. Indiana. More recently, our Company's UTC Aerospace Systems has announced plans to close its manufacturing facility in Chula Vista, California.

Our Company's Chairman and CEO Gregory Hayes has personally signed the Business Roundtable's Statement on the Purpose of a Corporation (available at https://opportunity.businessroundtable.org/ourcommitmentl). This statement affirmed our Company's commitment to serve all stakeholders, including "investing in our employees" and "supporting the communities in which we work." We believe that honoring these commitments to our Company's employees and their communities is the best way for our Company to generate long-term value for shareholders.

For these reasons, it is imperative that attention be paid to the impact of plant closures on the communities in which the plants are located. This is particularly true given the close relationship between our Company and the communities where it has operated for many years. Establishing the proposed committee will be a first step toward understanding the impact of future plant closings, and the consideration of alternatives that can be developed to help mitigate the impact of such plant closures in the future."

Why Does the Board Recommend a Vote AGAINST This Proposal?

The Board of Directors has considered the Proposal and supporting statement and believes that UTC's existing policies, programs and practices already consider and address the impact of restructuring actions on all of our U.S. employees, including our union-represented workforce.

Since 2015, UTC has hired almost 37,000 employees in the United States.

Over 8,000 of these hires were for newly created jobs, driving a 10 percent net increase in our U.S. workforce during the period 2015-2019. Hourly production and maintenance jobs account for approximately 16,000 of the new hires during that time, of which 6,500 were for newly created jobs, including over 1,400 high-skilled manufacturing jobs at union-represented operations in Connecticut, Florida and Michigan. Overall, there has been a 22 percent net increase in U.S. hourly production and maintenance jobs at UTC from 2015 through the end of 2019.

The net growth in U.S. jobs across UTC over the prior five years has provided opportunities for employees impacted by restructuring to pursue positions in other parts of the Company.

For example, employees affected by the closure of the Carrier facility in Huntington, Indiana, were encouraged to apply for positions requiring similar skills at a union-represented Pratt & Whitney plant in Lansing, Michigan, which was adding over 500 hourly manufacturing jobs.

UTC routinely takes additional steps to limit the number of jobs affected by restructuring actions.

For example, we have worked with union representatives to implement the following types of mitigation actions: (1) voluntary termination packages that incentivize more senior employees to retire, creating openings for less senior employees who might otherwise be laid off; (2) opportunities to transfer to other UTC facilities; (3) participation in company-paid community college programs that train employees for other available jobs; and, (4) joint union-management committees that work to identify opportunities for training and placement of affected employees. These types of efforts have reduced the number of layoffs that might otherwise have resulted from recent restructuring actions.

UTC also works to mitigate the financial impacts of restructuring actions through outplacement assistance and support for Federal Trade Adjustment Assistance and similar state programs, where applicable.

Employees affected by restructuring actions are eligible to participate in the UTC Employee Scholar Program, a comprehensive company-sponsored employee education program designed to enable employees to continue their education and build skills for the future.

UTC has invested over $1.3 billion in employee education through the Employee Scholar Program ("ESP") since its inception. Employees affected by a plant closure are eligible to participate in the ESP for four years following separation from the Company, during which time they can pursue degree-based academic programs or approved technical certification programs. UTC makes payments directly to the educational institutions, minimizing the participants' out-of-pocket costs.

In sum, the Board does not believe that the proposed committee and report would benefit employees, shareowners and other stakeholders because the Company already has an established track record of net job creation in the U.S. and implements a multi-pronged approach to limiting the impact of restructuring actions. Nonetheless, the Company will continue to consider feedback from all of our stakeholders regarding viable alternatives or mitigation plans when restructuring actions are contemplated due to changing business requirements.

AGAINST The Board of Directors recommends a vote AGAINST this proposal.

Frequently Asked Questions About the Annual Meeting

Your Vote is very important!

Why am I Being Provided with these Proxy Materials?

We are providing these proxy materials to you in connection with the solicitation by the Board of Directors of United Technologies Corporation of proxies to be voted at our 2020 Annual Meeting of Shareowners and at any postponed or reconvened meeting.

Who Can Vote in Person at the Meeting?

All registered shareowners are entitled to vote at the Annual Meeting if you owned shares of UTC Common Stock at the close of business on March 3, 2020, which is referred to as the "record date." A list of registered shareowners entitled to vote at the meeting will be available at UTC's offices (see page 90 for the address) during the 10 days prior to the meeting and at the meeting.

If, on the record date, you are a beneficial owner of shares held in street name and wish to vote in person at the Annual Meeting, then you must obtain a valid proxy from the bank, brokerage firm or other intermediary that holds your shares and present it to the Inspector of Election at the meeting.

When and Where is the Annual Meeting?

We will hold our Annual Meeting on April 27, 2020, at 8:00 a.m. Eastern Time at the Ritz-Carlton Tysons Corner, 1700 Tysons Boulevard, McLean, Virginia 22102.

May I Attend the Annual Meeting?

You or your authorized proxy may attend the Annual Meeting if you were a registered or beneficial shareowner of UTC Common Stock or if you owned shares through an employee savings plan at the close of business on March 3, 2020. Please see below about how to request a ticket to the meeting.

Does the Company Have a Policy About Directors' Attendance at the Annual Meeting?

The Company does not have a written policy requiring that directors attend the Annual Meeting, but directors are encouraged to do so unless there is an unavoidable scheduling conflict. All directors at the time attended the 2019 Annual Meeting.

How Do I Request a Ticket in Advance of the Meeting?

To request an admission ticket to the Annual Meeting, please contact our Corporate Secretary's Office (see page 90 for contact information). Seating at the Annual Meeting is limited and requests for tickets will be processed in the order in which they are received.

- **Beneficial Shareowners.** If you own shares in street name through an account with a bank, brokerage firm or other intermediary, then send proof of your UTC share ownership as of the record date (for example, a brokerage firm account statement or a "legal proxy" from your intermediary) along with your ticket request. If you are not sure what proof to send, check with your intermediary.

- **Registered Shareowners.** If your shares are registered in your name with UTC's stock registrar and transfer agent, Computershare Trust Company, N.A. ("Computershare"), or if you own shares through an employee savings plan, no proof of ownership is required because UTC can verify your ownership.

For security reasons, be prepared to show a form of government-issued photo identification when presenting your ticket for admission to the meeting. If you forget to bring your ticket, you will be admitted only if you provide photo identification. If you do not request a ticket in advance, you will be admitted only if space is available and you provide photo identification and satisfactory evidence that you were a shareowner of UTC Common Stock as of the record date.

If you need special assistance at the meeting because of a disability, please contact our Corporate Secretary's Office (see page 90 for contact information).

We ask that shareowners request tickets in advance to attend.

What is the Quorum Requirement for the Annual Meeting?

Under the Company's Bylaws, a quorum is required to transact business at the Annual Meeting. The holders of a majority of the outstanding shares of UTC Common Stock as of the record date, present either in person or by proxy and entitled to vote, will constitute a quorum. As of the record date, 866,164,920 shares of Common Stock were issued and outstanding.

How Do I Vote?

Registered Shareowners.









THE INTERNET
You can vote online at: **www.proxyvote.com.**

VOTE BY TELEPHONE
In the United States or Canada, you can vote by telephone. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded.

VOTE BY MAIL
You can mail the proxy card or voting instruction form enclosed with your printed proxy materials. Mark, sign and date your proxy card or voting instruction form, and return it in the prepaid envelope we have provided, or in an envelope addressed to:

Vote Processing,
c/o Broadridge
Financial Solutions
51 Mercedes Way
Edgewood, NY 11717

Please allow sufficient time for delivery of your proxy card if you decide to vote by mail.

VOTE AT THE ANNUAL MEETING
Most shareowners may vote by submitting a ballot in person at the Annual Meeting. See page 85 for more information.

If you have already voted online, by telephone or by mail, your vote at the Annual Meeting will supersede your earlier vote.

Internet and telephone voting facilities will be available 24 hours a day until 11:59 p.m. Eastern Time on April 26, 2020 (except for participants in an employee savings plan, who must submit voting instructions earlier, as described on page 87).

To authenticate your internet or telephone vote, you will need to enter your confidential voter control number as shown on the voting materials you received. If you vote online or by telephone, you do not need to return a proxy card or voting instruction card.

Beneficial Shareowners. If you own shares in street name through an account with a bank, brokerage firm or other intermediary, then your intermediary will send you printed copies of the proxy materials or provide instructions on how to access proxy materials electronically. You are entitled to direct the intermediary how to vote your shares by following the voting instructions that the intermediary provides to you.

Shares Held in a UTC Employee Savings Plan. You can direct the voting of your proportionate interest in shares of UTC Common Stock held by the ESOP Fund and the Common Stock Fund under a UTC employee savings plan by returning a voting instruction card or by providing voting instructions by the internet or by telephone. If you do not provide voting instructions (or if your instructions are incomplete or unclear) as to one or more of the matters to be voted on, the savings plan trustee will vote your proportionate interest in shares held by the ESOP Fund for the voting choice that receives the greatest number of votes based on voting instructions received from ESOP Fund participants. Similarly, the trustee will vote your uninstructed proportionate interest in shares held by the Common Stock Fund for the voting choice that receives the greatest number of votes based on voting instructions received from the Common Stock Fund participants. For shares of UTC Common Stock held in the ESOP Fund that are not allocated to participant accounts, the trustee will make the voting choice that receives the greatest number of votes from those ESOP Fund participants who have submitted voting instructions.

Earlier Voting Deadline for Participants in an Employee Savings Plan. Broadridge Financial Solutions must receive your voting instructions by 11:00 a.m. Eastern Time on Thursday, April 23, 2020, so that it will have time to tabulate all voting instructions of participants and communicate those instructions to the trustees, who will vote the shares held by the savings plans. Because the trustees are designated to vote on your behalf, you will not be able to vote your shares held in a savings plan in person at the Annual Meeting.

Changing Your Vote. If you are a registered shareowner:

• If you voted by telephone or the internet, access the method you used and follow the instructions given for revoking a proxy.	• Write to the UTC Corporate Secretary (see page 90 for contact information) providing your name and account information.
• If you mailed a signed proxy card, mail a new proxy card with a later date (which will override your earlier proxy card).	• Vote in person at the Annual Meeting.

If you are a beneficial shareowner, ask your bank, brokerage firm or other intermediary about how to revoke or change your voting instructions.

How Will My Shares Be Voted?

Each share of UTC Common Stock is entitled to one vote. Your shares will be voted in accordance with your instructions. In addition, if you have returned a signed proxy card or submitted voting instructions by telephone or the internet, the proxy holders will have, and intend to exercise, discretion to vote your shares (other than shares held in a UTC employee savings plan) in accordance with their best judgment on any matters not identified in this Proxy Statement that are brought to a vote at the Annual Meeting. We do not know of any such additional matters at this time, however.

If your shares are registered in your name and you sign and return a proxy card or vote by telephone or the internet but do not give voting instructions on a particular matter, the proxy holders will be authorized to vote your shares on that matter in accordance with the Board's recommendation. If you hold your shares through an account with a broker and do not give voting instructions on a matter, your broker is permitted under New York Stock Exchange rules to vote your shares in its discretion only on Proposal 3 (appointment of the Independent Auditor) and is required to withhold a vote on each of the other Proposals, resulting in a so-called "broker non-vote." The impact of abstentions and broker non-votes on the overall voting results is shown in the table below.

How Do Voting Abstentions and Broker Non-Votes Affect the Voting Results?

Matter	Vote Required for Approval	Impact of Abstentions	Impact of Broker Non-Votes
Election of Directors	Votes FOR a nominee must exceed 50% of the votes cast for that nominee.	Not counted as votes cast; no impact on outcome.	Not counted as votes cast; no impact on outcome.
Advisory Vote on Executive Compensation	Votes FOR the proposal must exceed votes AGAINST it.	Not counted as votes cast; no impact on outcome.	Not counted as votes cast; no impact on outcome.
Appoint PricewaterhouseCoopers LLP to serve as Independent Auditor for 2020	Approval by a majority of the votes making up the quorum.	Counted toward quorum; impact is the same as a vote AGAINST.	Not applicable.
Shareowner Proposal: A Simple Majority Vote Requirement	Votes FOR must meet or exceed 80% of the outstanding shares.	Impact is the same as a vote AGAINST.	Impact is the same as a vote AGAINST.
Shareowner Proposal to Create a Committee to Prepare a Report Regarding the Impact of a Plant Closure on Communities and Alternatives to Help Mitigate the Effects	Votes FOR the proposal must exceed votes AGAINST it.	Not counted as votes cast; no impact on outcome.	Not counted as votes cast; no impact on outcome.

What Happens if a Director in an Uncontested Election Receives More Votes "Against" than "For" His or Her Election?

In an uncontested election of directors, any nominee for director who is an incumbent director and who receives a greater number of votes cast "against" than votes "for" his or her election must, under UTC's Governance Guidelines, promptly tender his or her resignation to the Chair of the Governance Committee following certification of the shareowner vote. The Governance Committee must promptly make a recommendation to the Board about whether to accept or reject the tendered resignation. The director who tendered a resignation may not participate in the Committee's recommendation or the Board's consideration.

Under our Governance Guidelines, the Board must act on the Governance Committee's recommendation no later than 90 days after the date of the shareowners' meeting. Regardless of whether the Board accepts or rejects the resignation, UTC must promptly file a Report on Form 8-K with the SEC that explains the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation.

If a director's resignation is accepted, the Governance Committee also will recommend to the Board whether to fill the vacancy or to reduce the size of the Board. Under the UTC Bylaws, a vacancy arising in these circumstances may be filled, at the discretion of the Board, by a majority vote of the directors or at a special meeting of shareowners called by the Board.

Who Counts the Votes?

Broadridge Financial Solutions ("Broadridge"), an independent entity, will tabulate the votes. At the Annual Meeting, a representative of Broadridge will act as the independent Inspector of Election and in this capacity will supervise the voting, decide the validity of proxies and certify the results.

Broadridge has been instructed to keep the vote of each shareowner confidential and the vote may not be disclosed, except in legal proceedings or for the purpose of soliciting shareowner votes in a contested proxy solicitation.

How May the Company Solicit My Proxy?

Employees of UTC may solicit proxies on behalf of the Board of Directors by mail, email, in person and by telephone. These employees will not receive any additional compensation for these activities. UTC will bear the cost of soliciting proxies and will reimburse banks, brokerage firms and other intermediaries for their reasonable out-of-pocket expenses for forwarding proxy materials to shareowners. UTC has retained Georgeson, Inc., to assist in soliciting proxies for a fee of $16,000 plus expenses.

Why Did I Receive a Notice of Internet Availability?

To conserve natural resources and reduce costs, we are sending most shareowners a Notice of Internet Availability of Proxy Materials ("Notice"), as permitted by SEC rules. The Notice explains how you can access UTC's proxy materials on the internet and how to obtain printed copies if you prefer. It also explains how you can choose either electronic or print delivery of proxy materials for future annual meetings.

How Can I Receive My Proxy Materials Electronically?

To conserve resources and reduce costs, we encourage shareowners to access their proxy materials electronically.

If you are a registered shareowner, you can sign up at www.computershare-na.com/green to get electronic access to proxy materials for future meetings, rather than receiving them in the mail. Once you sign up, you will receive an email each year explaining how to access UTC's Annual Report and Proxy Statement, and how to vote online. Your enrollment for electronic access will remain in effect unless you cancel it, which you can do up to two weeks before the record date for any future annual meeting.

If you are a beneficial shareowner you may obtain electronic access to proxy materials by contacting your bank, brokerage firm or other intermediary, or by contacting Broadridge at http://enroll.icsdelivery.com/utc.

What Materials Are Mailed to Me When I Share the Same Address as Another UTC Shareowner?

If you share an address with one or more other UTC shareowners, you may have received only a single copy of the Annual Report, Proxy Statement or Notice of Internet Availability of Proxy Materials for your entire household. This practice, known as "householding," is intended to reduce printing and mailing costs.

If you are a registered shareowner and you prefer to receive a separate Annual Report, Proxy Statement or Notice of Internet Availability of Proxy Materials this year or in the future, or if you are receiving multiple copies at your address and would like to enroll in "householding" and receive a single copy, please contact Computershare at 1-800-488-9281. If you are a beneficial shareowner, please contact your bank, brokerage firm or other intermediary to make your request. There is no charge for separate copies.

How Can I Receive a Copy of the Company's 2019 Annual Report on Form 10-K?

UTC will provide, without charge, a copy of the Annual Report on Form 10-K to any shareowner upon a request directed to the UTC Corporate Secretary (see page 90 for contact information).

How Do I Submit Proposals and Nominations for the 2021 Annual Meeting?

Shareowner Proposals. To submit a shareowner proposal to be considered for inclusion in UTC's Proxy Statement for the 2021 Annual Meeting under SEC Rule 14a-8, you must send the proposal to our Corporate Secretary. The Corporate Secretary must receive the proposal in writing by November 13, 2020.

To introduce a proposal for vote at the 2021 Annual Meeting (other than a shareowner proposal included in the Proxy Statement in accordance with SEC Rule 14a-8), UTC's Bylaws require that the shareowner send advance written notice to the UTC Corporate Secretary for receipt no earlier than December 28, 2020, and no later than January 27, 2021. This notice must include the information specified by Section 1.10 of the Bylaws, a copy of which is available on our website listed on page 90.

Director Nominations at the 2021 Annual Meeting. UTC's Bylaws require that a shareowner who wishes to nominate a candidate for election as a director at the 2021 Annual Meeting (other than pursuant to the "proxy access" provisions of Section 1.12 of the Bylaws) must send advance written notice to the UTC Corporate Secretary for receipt no earlier than December 28, 2020, and no later than January 27, 2021. This notice must include the information, documents and agreements specified by Section 1.10 of the Bylaws, a copy of which is available on our website listed on page 90.

Director Nominations by Proxy Access. UTC's Bylaws require that an eligible shareowner who wishes to have a nominee of that shareowner included in UTC's proxy materials for the 2021 Annual Meeting pursuant to the "proxy access" provisions of Section 1.12 of our Bylaws send advance written notice to the UTC Corporate Secretary for receipt no earlier than October 14, 2020, and no later than November 13, 2020. This notice must include the information, documents and agreements specified by Section 1.12 of the Bylaws, a copy of which is available on our website listed below.

How Do I Contact the Corporate Secretary's Office?

Shareowners may contact UTC's Corporate Secretary's Office in one of the three methods shown below:

Communication Method	Contact Information
Write a letter	UTC Corporate Secretary United Technologies Corporation 10 Farm Springs Road Farmington, CT 06032
Send an email	corpsec@corphq.utc.com
Call	1-860-728-7870

Our Bylaws and other governance documents are available under the Corporate Governance section of the Company website at www.utc.com.

Other Important Information

Cautionary Note Concerning Factors That May Affect Future Results. This Proxy Statement contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management's current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe," "expect," "expectations," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "will," "should," "see," "guidance," "outlook," "confident," "on track" and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the Rockwell Acquisition, the proposed merger with Raytheon or the spin-offs by UTC of Otis and Carrier into separate independent companies (the "separation transactions"), including estimated synergies and customer cost savings resulting from the proposed merger with Raytheon, the expected timing of completion of the proposed merger with Raytheon and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation:

- the effect of economic conditions in the industries and markets in which we and Raytheon operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of pandemic health issues, aviation safety concerns, weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs);

- challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services;

- the scope, nature, impact or timing of the proposed merger with Raytheon and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses;

- future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger with Raytheon and the separation transactions, and capital spending and research and development spending;

- future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure;

- the timing and scope of future repurchases of our common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash, including in connection with the proposed merger with Raytheon;

- delays and disruption in delivery of materials and services from suppliers;

- company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs);

- new business and investment opportunities;

- the ability to realize the intended benefits of organizational changes;

- the anticipated benefits of diversification and balance of operations across product lines, regions and industries;

- the outcome of legal proceedings, investigations and other contingencies;

- pension plan assumptions and future contributions;

- the impact of the negotiation of collective bargaining agreements and labor disputes;

- the effect of changes in political conditions in the U.S. and other countries in which we and Raytheon and our businesses each operate, including the effect of changes in U.S. trade policies or the United Kingdom's pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond;

- the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which we, Raytheon and our businesses each operate;

- negative effects of the announcement or pendency of the proposed merger with Raytheon or the separation transactions on the market price of our and/or Raytheon's respective common stock and/or on our respective financial performance;

- the ability of UTC and Raytheon to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and to satisfy the other conditions to the closing of the merger on a timely basis or at all;

- the occurrence of events that may give rise to a right of one or both of UTC or Raytheon to terminate the merger agreement;

- risks relating to the value of our shares to be issued in the proposed merger with Raytheon, significant transaction costs and/or unknown liabilities;

- the possibility that the anticipated benefits from the proposed merger with Raytheon cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction;

- risks associated with merger-related litigation;

- the possibility that costs or difficulties related to the integration of UTC's and Raytheon's operations will be greater than expected;

- risks relating to completed merger, acquisition and divestiture activity, including UTC's integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all;

- the ability of each of UTC, Raytheon, the companies resulting from the separation transactions and the combined company to retain and hire key personnel;

- the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all;

- the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to UTC and UTC's shareowners, in each case, for U.S. federal income tax purposes;

- the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all;

- expected financing transactions undertaken in connection with the proposed merger with Raytheon and the separation transactions and risks associated with additional indebtedness;

- the risk that dis-synergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed our estimates; and

- the impact of the proposed merger and the separation transactions on the respective businesses of UTC and Raytheon and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on UTC's resources, systems, procedures and controls and the impact on relationships with customers, suppliers, employees and other business counterparties.

In addition, our 2019 Annual Report on Form 10-K includes important information as to risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. See the "Notes to Consolidated Financial Statements" under the heading "Note 18: Contingent Liabilities," the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Business Overview," "Results of Operations," "Liquidity and Financial Condition," and "Critical Accounting Estimates," and the section titled "Risk Factors." The Form 10-K also includes important information as to these factors in the "Business" section under the headings "General," "Description of Business by Segment" and "Other Matters Relating to Our Business as a Whole," and in the "Legal Proceedings" section. Additional important information as to these factors is included in our 2019 Annual Report in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Restructuring Costs," "Environmental Matters" and "Governmental Matters" and in our Form S-4 Registration Statements (Registration No. 333-220883) and (Registration No. 333-232696) under the heading "Risk Factors." The forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements is disclosed from time to time in our other filings with the SEC.

Corporate Governance Information, Code of Ethics and How to Contact the Board. UTC's Corporate Governance Guidelines (and related documents), the charters for each Board Committee and UTC's Code of Ethics are available on UTC's website provided on page 16. Printed copies will be provided, without charge, to any shareowner upon a request addressed to the Corporate Secretary through the contact information also provided on page 90. The Code of Ethics applies to all directors and employees, including the principal executive, financial and accounting officers. Shareowners and other interested persons may send communications to the Board, the Lead Director or one or more independent directors by: (i) using the contact information provided on the Corporate Governance section of UTC's website (see page 90); by (ii) letter addressed to the UTC Corporate Secretary (see page 90 for contact information); or by (iii) contacting the UTC Ombudsman at 1-800-871-9065. Communications relating to UTC's accounting, internal controls, auditing matters or business practices will be reviewed by the UTC Global Ethics & Compliance Officer and reported to the Audit Committee pursuant to the UTC Governance Guidelines. All other communications will be reviewed by the UTC Corporate Secretary and reported to the Board, as appropriate, pursuant to the Governance Guidelines.

Transactions with Related Persons. UTC has a written policy for the review of transactions with related persons. The Related Person Transactions Policy requires review, approval or ratification of transactions exceeding $120,000 in which UTC is a participant and in which a UTC director, executive officer, or a beneficial owner of 5 percent or more of UTC's outstanding shares, or an immediate family member of any of the foregoing persons has a direct or indirect material interest. Any such transactions must be reported for review by the UTC Corporate Secretary who will, in consultation with the UTC Global Ethics & Compliance Officer, assess whether the transaction is a transaction with a related person, as such term is defined under UTC's policy and the relevant SEC rules. Following this review, the Board's Governance Committee must determine whether the transaction can be approved or not, based on whether the transaction is determined to be in, or not inconsistent with, the best interests of UTC and its shareowners. In making this determination, the Governance Committee must take into consideration whether the transaction is on terms no less favorable to UTC than those available with other parties and the related person's interest in the transaction. UTC's policy generally permits employment of relatives of related persons possessing qualifications consistent with UTC's requirements for non-related persons in similar circumstances, provided the employment is approved by the Executive Vice President & Chief Human Resources Officer and the UTC Global Ethics & Compliance Officer.

State Street Corporation ("State Street"), acting in various fiduciary capacities, filed a Schedule 13G with the SEC reporting that as of December 31, 2019, State Street and certain of its subsidiaries collectively were the beneficial owners of more than 5 percent of UTC's outstanding shares of Common Stock. A subsidiary of State Street is the trustee for the UTC Employee Savings Plan Master Trust. Other State Street subsidiaries provide investment management services. During 2019, the UTC Employee Savings Plan Master Trust paid State Street and its subsidiaries approximately $3,727,815 for services as trustee, as investment managers, and for administrative and other services.

BlackRock, Inc., ("BlackRock") filed a Schedule 13G with the SEC reporting that as of December 31, 2019, BlackRock and certain subsidiaries collectively were the beneficial owners of more than five percent of UTC's outstanding shares of Common Stock. During 2019, BlackRock acted as an investment manager for certain assets within UTC's pension plans and employee savings plan. BlackRock received approximately $1,401,412 for such services.

Maurice Castonguay, a recently retired employee of Pratt & Whitney, is the brother-in-law of Robert J. Bailey, UTC's Corporate Vice President, Controller, and an executive officer of UTC. In 2019, Mr. Castonguay received approximately $256,390 in total compensation, consisting of his salary and participation in employee benefit plans and programs generally made available to employees of similar responsibility levels.

Sean Dwyer, an employee of Carrier and son-in-law of UTC's Chairman & CEO, Greg Hayes, in 2019. In 2019, Mr. Dwyer received approximately $141,673 in total compensation, consisting of his salary and participation in employee benefit plans and programs generally made available to employees of similar responsibility levels.

Garrett Griffiths, an employee of UTC's Corporate Office, is the son-in-law of the former President of Pratt & Whitney, Robert F. Leduc, an executive officer of UTC during 2019. In 2019, Mr. Griffiths received approximately $277,296 in total compensation, consisting of his salary and participation in employee benefit plans and programs generally made available to employees of similar responsibility levels.

David Kullman, an employee of Otis, is the son of Ellen J. Kullman, a UTC non-employee director. In 2019, Mr. Kullman received approximately $155,480 in total compensation, consisting of his salary and participation in employee benefit plans and programs generally made available to employees of similar responsibility levels.

William M. Sullivan, an employee of Collins Aerospace Systems, is the son-in-law of John V. Faraci, a UTC non-employee director. In 2019, Mr. Sullivan received approximately $229,557 in total compensation, consisting of his salary and participation in employee benefit plans and programs generally made available to employees of similar responsibility levels.

Emiliya S. West, an employee of UTC's Corporate Office, is the sister-in-law of UTC's Chairman & CEO, Greg Hayes. In 2019, Ms. West received approximately $163,211 in total compensation, consisting of her salary and participation in employee benefit plans and programs generally made available to employees of similar responsibility levels.

Each of the relationships described above was reviewed and approved in accordance with UTC's Related Person Transactions Policy, which is available on our website listed on page 16.

Delinquent Section 16(a) Reports. Section 16(a) of the Securities Exchange Act of 1934, as amended, requires certain of our officers, as well as each director and any beneficial owner of more than 10% of UTC Common Stock, to file reports with the SEC regarding their holdings and transactions in UTC's equity securities. Based upon a review of these reports as filed with the SEC during or with respect to 2019, and upon written confirmation from our directors and officers, we believe that each director and covered officer met these filing requirements, except that there were inadvertent delays in reporting the following: (1) On behalf of Charles D. Gill we filed a late Form 4 relating to the sale of UTC Common Stock in 2019; and (2) on behalf of Elizabeth B. Amato we filed late Form 4s relating to the reinvestment of dividends paid on UTC Common Stock during 2017 and 2018. UTC is not aware of any beneficial owners of more than 10% of UTC Common Stock for purposes of Section 16(a).

Incorporation by Reference. In connection with our discussion of director and executive compensation, we have incorporated by reference in this Proxy Statement certain information from Note 12: Employee Benefit Plans, to the Consolidated Financial Statements in Exhibit 13 to UTC's 2019 Annual Report on Form 10-K filed on February 6, 2020; these are the only portions of such filings that are incorporated by reference in this Proxy Statement.

Company Names, Trademarks and Trade Names. United Technologies Corporation and its subsidiaries' names, abbreviations thereof, logos, and product and service designators are either the registered or unregistered trademarks or trade names of United Technologies Corporation and its subsidiaries. Names of other companies and organizations, abbreviations thereof, logos of other companies and organizations, and product and service designators of other companies are either the registered or unregistered trademarks or trade names of their respective owners.

Appendix A: Reconciliation of GAAP Measures to Corresponding Non-GAAP Measures

RECONCILIATION OF NET SALES (GAAP) TO ADJUSTED NET SALES (NON-GAAP)

(dollars in millions)	2019	2018	2017
Net sales	$77,046	$66,501	$59,837
Adjustments to net sales:			
Pratt & Whitney — charge resulting from customer contract matters	—	—	$385
Adjusted net sales	$77,046	$66,501	$60,222

RECONCILIATION OF NET INCOME ATTRIBUTABLE TO COMMON SHAREOWNERS AND DILUTED EARNINGS PER SHARE (GAAP) TO CORRESPONDING NON-GAAP MEASURES

(dollars in millions, except per share amounts)	2019	2018	2017
Net income attributable to common shareowners	$5,537	$5,269	$4,552
Adjustments to net income attributable to common shareowners:			
Restructuring costs	$421	$309	$253
Significant non-recurring and non-operational charges (gains)	$1,121	($214)	($143)
Significant non-recurring and non-operational items included in non-service pension	($69)	($2)	—
Significant non-recurring and non-operational items included in interest expense, net	($63)	$42	($3)
Income tax benefit on restructuring costs and significant non-recurring and non-operational items	($249)	($5)	($11)
Significant non-recurring and non-operational (gains) charges recorded within income tax expense	$431	$773	$667
Significant non-recurring and non-operational items included in noncontrolling interest	$7	($7)	—
Total adjustments to net income attributable to common shareowners	$1,599	$896	$763
Adjusted net income attributable to common shareowners	$7,136	$6,165	$5,315
Weighted average diluted shares outstanding (in millions)	864	810	799
Diluted earnings per share — net income attributable to common shareowners	$6.41	$6.50	$5.70
Impact of non-recurring and non-operational charges (gains) on diluted earnings per share	$1.85	$1.11	$0.95
Adjusted diluted earnings per share — net income attributable to common shareowners	$8.26	$7.61	$6.65

RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES (GAAP) TO FREE CASH FLOW (NON-GAAP)

(dollars in millions)	2019	2018	2017
Cash flow provided by operating activities	$8,883	$6,322	$5,631
Less: Capital expenditures	$2,256	$1,902	$2,014
Free cash flow	$6,627	$4,420	$3,617

RECONCILIATION OF 2019 NET SALES GROWTH (GAAP) TO ORGANIC SALES GROWTH (NON-GAAP)

	Carrier	Otis	Pratt & Whitney	Collins Aerospace Systems	Total Net Sales
Net sales growth	(2%)	2%	8%	56%	16%
Adjustments to net sales growth:					
Foreign currency translation	(2%)	(3%)	0%	0%	(1%)
Acquisitions and divestitures, net	(1%)	0%	0%	50%	12%
Other	0%	0%	0%	0%	0%
Organic sales growth	1%	5%	8%	6%	5%

RECONCILIATION OF ADJUSTED OPERATING PROFIT — PRATT & WHITNEY

(dollars in millions)	2019	2018
Operating profit	$1,668	$1,269
Adjustments to operating profit:		
Restructuring costs	($133)	$7
Charge resulting from customer contract matters	$0	($300)
Adjusted operating profit	$1,801	$1,562

USE AND DEFINITIONS OF NON-GAAP FINANCIAL MEASURES

The Company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP").

We supplement the reporting of our financial information determined under GAAP with certain non-GAAP financial information. The non-GAAP information presented provides investors with additional useful information, but should not be considered in isolation or as substitutes for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. We encourage investors to review our financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

Adjusted net sales, organic sales, adjusted operating profit, adjusted net income and adjusted diluted EPS are non-GAAP financial measures. Adjusted net sales represents consolidated net sales (a GAAP measure), excluding significant items of a non-recurring and/or non-operational nature (hereinafter referred to as "other significant items"). Organic sales represents consolidated net sales (a GAAP measure), excluding the impact of foreign currency translation, acquisitions and divestitures completed in the preceding 12 months, and other significant items. Adjusted operating profit represents operating profit (a GAAP measure), excluding restructuring costs and other significant items. Adjusted net income represents net income attributable to common shareowners (a GAAP measure), excluding restructuring costs and other significant items. Adjusted diluted EPS represents diluted earnings per share (a GAAP measure), excluding restructuring costs and other significant items. Management believes that the non-GAAP measures just mentioned are useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance.

Free cash flow is a non-GAAP financial measure that represents cash flow from operating activities (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing UTC's ability to fund its activities, including the financing of acquisitions, debt service, repurchases of UTC's Common Stock and distribution of earnings to shareowners.

A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables above and on the prior page. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

Appendix B: Financial Performance Metrics Used in UTC's Incentive Compensation Plans

All performance measures are based on performance of continuing operations, unless otherwise noted.

Plan	Metric	UTC	Business Units
Annual Bonus	Earnings Metric	UTC's net income attributable to common shareowners (as reported in the 2019 Annual Report on Form 10-K), adjusted for restructuring, non-recurring and other significant, non-operational items.	Earnings before interest and taxes (at constant currency) less: • Restructuring costs; • Non-recurring items; • Significant, non-operational items; and • Impact of significant acquisitions/ divestitures
	Free Cash Flow Metric	Consolidated net cash flow provided by operating activities, less capital expenditures (as reported in the 2019 Annual Report on Form 10-K), adjusted for certain restructuring, non-recurring and other significant, non-operational items.	Internal measure based on consolidated net cash flow provided by operating activities, less capital expenditure (both as reported in the 2019 Annual Report on Form 10-K), and adjusted for certain restructuring, non-recurring and other significant, non-operational items.
Long-Term Incentives	Adjusted Earnings Per Share Metric	Diluted earnings per share, subject to adjustments for restructuring, non-recurring and other significant, non-operational items.	
	Return on Invested Capital Metric	Quarterly average, net operating profit after tax ("NOPAT"), adjusted for noncontrolling interest, non-service pension, acquisitions and divestiture earnings, one-timers, restructuring, material one-time tax charges and the impact of foreign exchange fluctuations, divided by invested capital, adjusted for accumulated other comprehensive income, cash and equivalents, acquisition and divestiture borrowings, short-term borrowings and material one-time tax charges.	
	Total Shareowner Return Metric	Total investment return on Common Stock between two points in time, using a trailing 60-day average, calculated to account for changes in share price and reinvested dividends.	

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2019 Company Awards



All-America Executive Team: Among the Most Honored Companies
– Institutional Investor Magazine



Among America's Best Employers for New Graduates
– Forbes

Among Best Companies for Latinas to Work
– Latina Style 50

Among America's Best Large Company Employers
– Forbes

Among Best Companies for Women to Work
– Fairygodboss



Among the World's Most Admired Aerospace and Defense Companies
– Fortune



Listed as a Diversity Best Practices Company
– Diversity Best Practices Inclusion Index

Among the Best Places to Work for LGBTQ Equality
– Human Rights Campaign Foundation Corporate Equality Index

Among America's Best Employers for Women
– Forbes



Among America's Most Responsible Companies
– Newsweek

Among Best Places to Work for Disability Inclusion
– Disability Equality Index



 **United Technologies**

10 Farm Springs Road
Farmington, CT 06032
USA
www.utc.com

Carrier
Collins Aerospace Systems
Otis
Pratt & Whitney